UNITED

STATES
SECURITIES

AND

EXCHANGE

COMMISSION
Washington,

D.C.

20549

FORM

6-K

Report

of

Foreign

Private

Issuer

Pursuant

to

Rule

13a-16

or

15d-16
under

the

Securities

Exchange

Act

of

1934

For

the

period

ended

30

June

2020
Commission

File

Number

1-14642

ING

Groep

N.V.

Bijlmerdreef

106
1102

CT

Amsterdam
The

Netherlands

Indicate

by

check

mark

whether

the

registrant

files

or

will

file

annual

reports

under

cover

of

Form

20-F

or
Form

40-F.

Form

20-F

[x]

Form

40-F

[

]

Indicate

by

check

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if

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T
Rule

101(b)(1):
[

]
Indicate

by

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mark

if

the

registrant

is

submitting

the

Form

6-K

in

paper

as

permitted

by

Regulation

S-T
Rule

101(b)(7):
[

]

This

Report

on

Form

6-K

is

hereby

incorporated

by

reference

into

the

Registration

Statements

on

Form

S-8
(Files

Nos.

333-215535,

333-172921,

333-172920,

333-172919,

333-168020,

333-165591,

333-158155,

333-
158154,

333-149631,

333-137354,

333-125075,

333-108833,

333-81564

and

333-92220)

of

ING

Groep

N.V.
and

shall

be

a

part

thereof

from

the

date

on

which

this

Report

is

furnished,

to

the

extent

not

superseded

by
documents

or

reports

subsequently

filed

or

furnished.

Presentation

of

information

The

condensed

consolidated

inte

rim

financial

statements

included

in

this

report

on

Form

6-K

are

prepared

in
accordance

with

International

Accounting

Standard

34

‘Interim

Financial

Reporting’

as

adopted

by

the
International

Accounting

Standards

Board

(‘IFRS

-IASB’).

In

preparing

the

financial

statements

in

this
document,

except

as

described

otherwise,

the

same

accounting

principles

are

applied

as

in

ING

Groep

N.V.’s
Annual

Report

on

Form

20-F

for

the

year

ended

31

December

2019

(the

“2019

Form

20-F”).

In

this

document,

references

to

“ING

Groep

N.V.”,

“ING

Groep”

and

“ING

Group”

refer

to

ING

Groep

N.V.

and
references

to

“ING”,

the

“Company”,

the

“Group”,

“we”

and

“us”

refer

to

ING

Groep

N.V.

and

its
consolidated

subsidiaries.

All

references

to

IFRS-IASB

in

this

document

refer

to

International

Financial

Reporting

Standards

(“IFRS”)

as
issued

by

the

International

Accounting

Standards

Board

(“IASB”).

ING

prepares

financial

information

in
accordance

with

IFRS

as

issued

by

the

IASB

for

purposes

of

reporting

with

the

SEC,

including

financial
information

contained

in

the

2019

Form

20-F.

ING

Group’s

accounting

policies

under

IFRS

-IASB

are

described
under

“Basis

of

preparation

and

accounting

policies”

beginning

on

page

F-13

in

the

consolidated

financial
statements

contained

in

the

2019

Form

20-F.

All

references

to

IFRS-EU

in

this

document

refer

to

IFRS

as

adopted

by

the

European

Union

(“EU”),

including
the

decisions

made

by

ING

Group

with

respect

to

the

options

available

under

IFRS

as

adopted

by

the

EU.

ING
also

prepares

financial

information

in

accordance

with

IFRS

-EU,

including

the

decisions

ING

made

with

regard
to

the

options

available

under

IFRS

-EU.

Unless

otherwise

indicated,

financial

information

included

in

this
document

has

been

prepared

in

accordance

with

IFRS

-EU.

Other

than

for

the

purpose

of

SEC

reporting,

ING
Group

intends

to

continue

to

prepare

its

annual

accounts

under

IFRS

-EU.

For

an

explanation

of

the

differences

between

IFRS

-IASB

and

IFRS

-EU,

see

page

F-14

of

the

2019

Form

20-F.

For

a

reconciliation

between

IFRS

-EU

and

IFRS

-IASB

as

of

and

for

the

years

ended

31

December

2019,

2018
and

2017,

see

Note

1.3.2

to

the

consolidated

financial

statements

contained

in

the

2019

Form

20-F.

For

a
reconciliation

between

IFRS

-EU

and

IFRS

-IASB

as

of

and

for

the

six

months

ended

30

June

2020,

see

Note
“Basis

of

preparation

and

accounting

policies”

of

this

document.

Capital

measures

included

in

this

document

are

based

on

IFRS

-EU,

as

this

is

the

primary

accounting

basis

for
statutory

and

regulatory

reporting

used

by

ING

Group.

Certain

amounts

set

forth

herein,

such

as

percentages,

may

not

sum

due

to

rounding.

This

document

contains

inactive

textual

addresses

to

Internet

websites

operated

by

us

and

third

parties.

Reference

to

such

websites

is

made

for

information

purposes

only,

and

information

found

at

such

websites

is
not

incorporated

by

reference

into

this

document.

ING

does

not

make

any

representation

or

warranty

with
respect

to

the

accuracy

or

completeness

of,

or

take

any

responsibility

for,

any

information

found

at

any
websites

operated

by

third

parties.

ING

specifically

disclaims

any

liability

with

respect

to

any

information
found

at

websites

operated

by

third

parties.

ING

cannot

guarantee

that

websites

operated

by

third

parties
remain

available

following

the

publication

of

this

document,

or

that

any

information

found

at

such

websites
will

not

change

following

the

filing

of

this

document.

Many

of

those

factors

are

beyond

ING’s

control.

This

document

does

not

constitute

an

offer

to

sell,

or

a

solicitation

of

an

offer

to

purchase,

any

securities

in
the

United

States

or

any

other

jurisdiction.
Forward -
looking

statements

Certain

of

the

statements

contained

herein

are

not

historical

facts,

including,

without

limitation,

certain
statements

made

of

future

expectations

and

other

forward

-looking

statements

that

are

based

on
management’s

current

views

and

assumptions

and

involve

known

and

unknown

risks

and

uncertainties

that
could

cause

actual

results,

performance

or

events

to

differ

materially

from

those

expressed

or

implied

in

such
statements.

Actual

results,

performance

or

events

may

differ

materially

from

those

in

such

statements

due

to
a

number

of

factors,

including,

without

limitation:

(1)

changes

in

general

economic

conditions,

in

particular

economic

conditions

in

ING’s

core

markets,
including

changes

affecting

currency

exchange

rates,
(2)

the

effects

of

the

Covid-19

pandemic

and

related

response

measures,

including

lockdowns

and

travel
restrictions,

on

economic

conditions

in

countries

in

which

ING

operates,

on

ING’s

business

and

operations
and

on

ING’s

employees,

customers

and

counterparties,
(3)

changes

affecting

interest

rate

levels,

(4)

any

default

of

a

major

market

participant

and

related

market

disruption,
(5)

changes

in

performance

of

financial

markets,

including

in

Europe

and

developing

markets,

(6)

changes

in

the

fiscal

position

and

the

future

economic

performance

of

the

United

States,

including
potential

consequences

of

a

downgrade

of

the

sovereign

credit

rating

of

the

US

government,
(7)

consequences

of

the

United

Kingdom’s

withdrawal

from

the

European

Union,

(8)

changes

in

or

discontinuation

of

‘benchmark’

indices,
(9)

inflation

and

deflation

in

our

principal

markets,
(10)

changes

in

conditions

in

the

credit

and

capital

markets

generally,

including

changes

in

borrower

and
counterparty

creditworthiness,

(11)

failures

of

banks

falling

under

the

scope

of

state

comp

ensation

schemes,
(12)

non-compliance

with

or

changes

in

laws

and

regulations,

including

those

financial

services

and

tax

laws,
and

the

interpretation

and

application

thereof,
(13)

geopolitical

risks,

political

instabilities

and

policies

and

actions

of

governmental

and

regulatory
authorities,
(14)

ING’s

ability

to

meet

minimum

capital

and

other

prudential

regulatory

requirements,
(15)

outcome

of

current

and

future

litigation,

enforcement

proceedings,

investigations

or

other

regulatory
actions,

including

claims

by

customers,
(16)

operational

risks,

such

as

system

disruptions

or

failures,

breaches

of

security,

cyber-attacks,

human
error,

changes

in

operational

practices

or

inadequate

controls

including

in

respect

of

third

parties

with

which
we

do

business,
(17)

risks

and

challenges

related

to

cybercrime

including

the

effects

of

cyber-attacks

and

changes

in
legislation

and

regulation

related

to

cybersecurity

and

data

privacy,

(18)

changes

in

general

competitive

factors,

(19)

the

inability

to

protect

our

intell

ectual

property

and

infringement

claims

by

third

parties,
(20)

changes

in

credit

ratings,
(21)

business,

operational,

regulatory,

reputation

and

other

risks

and

challenges

in

connection

with

climate
change,
(22)

inability

to

attract

and

retain

key

personne

l,
(23)

future

liabilities

under

defined

benefit

retirement

plans,
(24)

failure

to

manage

business

risks,

including

in

connection

with

use

of

models,

use

of

derivatives,

or
maintaining

appropriate

policies

and

guidelines,
(25)

changes

in

capital

and

credit

markets,

including

interbank

funding,

as

well

as

customer

deposits,

which
provide

the

liquidity

and

capital

required

to

fund

our

operations,
(26)

the

other

risks

and

uncertainties

detailed

in

the

most

recent

annual

report

on

Form

20-F

of

ING

Groep
N.V.

(including

the

Risk

Factors

contained

therein)

and

ING’s

more

recent

disclosures,

including

press
releases,

which

are

available

on

www.ING.com.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
4

Contents
Interim

report
Interim

report
5
Risk

management
12
Condensed

consolidated

interim

financial

statements
Condensed

consolidated

statement

of

financial

position
25
Condensed

consolidated

statement

of

profit

or

loss
26
Condensed

consolidated

statement

of

comprehensive

income
28
Condensed

consolidated

statement

of

changes

in

equity
29
Condensed

consolidated

statement

of

cash

flows
31
Notes

to

the

Condensed

consolidated

interim

financial
statements
1
Basis

of

preparation

and

accounting

policies
33
2
Financial

assets

at

fair

value

through

profit

or

loss
36
3
Financial

assets

at

fair

value

through

other

comprehensive

income
36
4
Securities

at

amortised

cost
38
5
Loans

and

advances

to

customers
39
6
Investments

in

associates

and

joint

ventures
39
7
Intangible

assets
41
8
Deposits

from

banks
42
9
Financial

liabilities

at

fair

value

through

profit

or

loss
43
10
Debt

securities

in

issue
43
11
Subordinated

loans
44
12
Equity
44
13
Net

interest

income
46
14
Net

fee

and

commission

income
47
15
Valuation

results

and

net

trading

income
47
16
Other

income
48
17
Earnings

per

ordinary

share
49
Segment

reporting
18
Segments
49
Additional

notes

to

the

Condensed

consolidated

interim

financial
statements
19
Fair

value

of

assets

and

liabilities
56
20
Legal

proceedings
65
21
Related

parties
67
22
Subsequent

events
67
23
Capital

Management
67

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
5

Introduction
ING

is

a

global

financial

institution

with

a

strong

European

base,

offering

banking

services

through

its
operating

company

ING

Bank.

ING

Bank’s

more

than

55,000

employees

offer

retail

and

wholesale

banking
services

to

customers

in

over

40

countries.

Steven

van

Rijswijk,

previously

member

of

the

Executive

Board

and

chief

risk

officer

of

ING,

has

succeeded
Ralph

Hamers

as

CEO

and

chairman

of

the

Executive

Board.

The

Supervisory

Board

has

appointed

Steven

van
Rijswijk

effective

1

July

2020.
Covid -
19

pandemic

The

spread

of

Covid-19

in

the

first

half

of

2020

and

its

development

into

a

global

pandemic

affected

ING

in

a
number

of

ways,

impacting

our

customers,

operations

and

employees

and

the

communities

where

we
operate.

Supported

by

ING’s

digital

focus,

most

of

our

employees

worldwide

continue

to

work

from

home,
providing

an

uninterrupted,

high

standard

of

service

to

our

customers.

ING

put

measures

in

place

to

help

customers

deal

with

the

impact

of

the

pandemic

on

their

finances.

This
included

extensions

of

loan

repayments

for

SME

and

retail

customers

in

various

countries.

ING

also

works
with

larger

corporate

clients

to

deliver

solutions

tailored

to

their

specific

needs.

The

economic

impact

of

the

Covid-19

pandemic

and

the

impact

of

IFRS

-9

methodology

have

resulted

in
significantly

higher

Expected

Credit

Losses,

which

have

impacted

ING’s

net

profit

for

the

first

half

of

2020.

As
a

result

of

the

impairment

test

triggered

by

the

Covid-19

pandemic,

ING

also

recognised

€310

million

as

an
impairment

of

goodwill

on

its

balance

sheet

in

the

reporting

period.

More

information

on

the

impact

of

Covid-19

on

ING

as

well

on

the

related

risk

measures

taken

to

address

the
impact

can

be

found

in

the

section

“Risk

Management”.

The

financial

impact

on

the

Covid

-19

related

crisis
can

be

found

in

the

section

“ING

Group

consolidated

results”

and

throughout

the

financial

statements
section

of

this

report.

As

a

reaction

to

the

ongoing

global

pandemic,

regulators

have

introduced

a

number

of

changes

to

regulatory
capital

requirement

reliefs

that

are

also

applicable

to

ING.

More

information

on

this

can

be

found

in

the
section

“business

environment”

of

this

report

and

note

“Capital

Management”

of

the

interim

financial
statements.

Interim

report

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
6

ING

Group

consolidated

results

ING

Group:

Consolidated

profit

or

loss

account
in

€

million
6

month

period

(1

January

to

30

June)
Total

ING

Group
of

which:

adjustment

of
the

IFRS

-EU

'IAS

39

carve
out'
of

which:

Total

ING

Group
IFRS

-EU
2020 2019 2020 2019 2020 2019
Net

interest

income
6,877 6,896 –54 –57 6,931 6,953
Net

fee

and

commission

income
1,506 1,386 1,506 1,386
Total

investment

and

other

income
305 –134 –439 –1,036 745 902
Total

income
8,688 8,148 –493 –1,093 9,182 9,241
Expenses

excl.

Regulatory

costs
4,963 4,626 4,963 4,626
Regulatory

costs
663 612 663 612
Operating

expenses
5,626 5,238 5,626 5,238
Gross

result
3,062 2,910 –493 –1,093 3,556 4,003
Addition

to

loan

loss

provisions
1,998 416 1,998 416
Result

before

tax
1,065 2,493 –493 –1,093 1,558 3,586
Taxation 438 740 –115 –243 553 983
Non-controlling

interests
36 47 36 47
Net

result

ING

Group
591 1,707 –379 –850 969 2,556
ING

Group

monitors

and

evaluates

the

performance

of

ING

Group

at

a

consolidated

level

and

by

segment
using

results

based

on

figures

according

to

IFRS

as

adopted

by

the

European

Union

(IFRS

-EU).

The

Executive
Board

and

the

Management

Board

Banking

consider

this

measure

to

be

relevant

to

an

understanding

of

the
Group’s

financial

performance,

because

it

allows

investors

to

understand

the

primary

method

used

by
management

to

evaluate

the

Group’s

operating

performance

and

make

decisions

about

allocating

resources.
In

addition,

ING

Group

believes

that

the

presentation

of

results

in

accordance

with

IFRS

-EU

helps

investors
compare

its

segment

performance

on

a

meaningful

basis

by

highlighting

result

before

tax

attributable

to
ongoing

operations

and

the

profitability

of

the

segment

businesses.

IFRS

-EU

result

is

derived

by

excluding
from

IFRS

-IASB

the

impact

of

the

IFRS

-EU

‘IAS

39

carve

out’

adjustment.

The

IFRS-EU

‘IAS

39

carve-out’

adjustment

relates

to

fair

value

portfolio

hedge

accounting

strategies

for

the
mortgage

and

savings

portfolios

in

the

Benelux,

Germany

and

Other

Challengers

that

are

not

eligible

under

IFRS-
IASB.

As

no

hedge

accounting

is

applied

to

these

mortgage

and

savings

portfolios

under

IFRS-IASB,

the

fair

value
changes

of

the

derivatives

are

not

offset

by

fair

value

changes

of

the

hedge

items

(mortgages

and

savings).

As

from

the

financial

year

2020

the

information

presented

to

the

Executive

Board

is

no

longer

based

on
underlying

results

but

on

IFRS

as

endorsed

by

the

European

Union.

Previously

monitoring

and

evaluation

of
ING

Group’s

segments

was

based

a

non-GAAP

financial

performance

measure

called

underlying.

Underlying
result

was

derived

by

excluding

from

IFRS

the

following:

special

items,

the

impact

of

divestments

and

results
from

former

insurance

related

activities.

In

2020

and

2019

no

special

items,

divestments

or

former

insurance
related

results

were

recorded

anymore.

The

breakdown

of

net

result

by

segment

is

included

in

Note

18

‘Segments’.

ING

Group:

reconciliation

from

IFRS

-IASB

to

IFRS-EU
6

month

period

(1

January

to

30

June)
2020 2019
Net

result

ING

Group

IFRS-IASB
591 1,707
-/-

Adjustment

of

the

EU

'IAS

39

carve

out'
–379 –850
Net

result

ING

Group

IFRS-EU
969 2,556

Consolidated

results

of

operations
ING’s

net

result

in

the

first

half

of

2020

decreased

to

€591

million,

or

65.4%,

compared

with

€1,707

million

in
the

same

period

of

2019.

This

decrease

in

result

was

affected

by

€471

million

less

negative

fair

value

changes
on

derivatives

(including

a

negative

impact

under

net

interest

income

of

ending

some

hedge

relationships)
related

to

hedging

mortgage

and

savings

portfolios

in

the

Benelux,

Germany,

France

and

Czech

Republic.
These

negative

fair

value

changes

are

mainly

caused

by

changes

in

markets

interest

rates.

No

fair

value

hedge
accounting

is

applied

to

these

mortgage

and

savings

portfolios

under

IFRS

-IASB.

Including

the

compensating
positive

hedge

adjustment

on

those

portfolios

as

applied

under

IFRS

-EU,

the

net

result

decreased

62.1%

to
€969

million,

compared

with

€2,556

million

in

the

same

period

of

2019.

The

decline

was

primarily

caused

by
elevated

risk

costs

reflecting

the

(expected)

economic

impact

of

the

Covid-19

pandemic,

including

higher
Individual

Stage

3

provisions,

and

€310

million

of

impairments

on

goodwill.

Including

the

aforementioned
compensating

hedge

adjustment,

the

effective

tax

rate

was

35.5%

compared

with

27.4%

in

the

first

half

of
2019.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
7

The

result

before

tax

declined

57.3%

to

€1,065

million

from

€2,493

million

in

the

first

six

months

of

2019.
Including

the

aforementioned

compensating

hedge

adjustment,

the

result

before

tax

fell

56.6%

to

€1,558
million

from

€3,586

million

in

the

first

half

of

2019,

predominantly

due

to

€1,582

million

higher

risk

costs,

but
also

due

to

higher

expenses

and

lower

income.

Income

decreased

0.6%

as

the

first

half

of

2019

had

included
a

€119

million

one-off

gain

related

to

the

release

of

a

currency

translation

reserve

and

a

€79

million
receivable

related

to

the

insolvency

of

a

financial

institution.

Excluding

these

one-off

items,

income

was

1.5%
higher,

mainly

due

to

higher

fee

income

on

investment

products

and

higher

income

from

Financial

Markets,
which

more

than

offset

the

impact

of

lower

interest

margins

on

customer

deposits.

Operating

expenses

rose
by

€388

million,

or

7.4%,

on

the

first

six

months

of

2019,

mainly

due

to

€310

million

of

goodwill

impairments.

Net

interest

income

decreased

by

€19

million,

or

0.3%,

to

€6,877

million

in

the

first

six

months

of

2020,

but
when

including

the

aforementioned

compensating

hedge

adjustment,

net

interest

income

income

decreased
by

€22

million,

or

0.3%,

to

€6,931

million

in

the

first

six

months

of

2020.

The

interest

result

on

customer
deposits

declined

due

to

lower

interest

margins

on

both

savings

and

current

accounts

caused

by

lower
reinvestment

yields,

while

average

current

account

volumes

increased.

The

interest

result

on

customer
lending

was

higher

compared

with

the

same

period

a

year

ago,

due

to

improved

interest

margins

on
residential

mortgages

combined

with

higher

lending

volumes.

Higher

interest

results

at

Treasury

(supported
by

the

introduction

of

the

ECB’s

two-tiering

system

at

the

end

of

October

2019)

and

Financial

Markets

(which
can

be

volatile),

were

offset

by

lower

net

interest

income

in

the

Corporate

Line.

ING’s

overall

net

interest
margin,

which

is

defined

as

net

interest

income

divided

by

the

average

balance

sheet

total,

decreased

by

7
basis

points

to

1.47%,

from

1.54%

in

the

first

half

of

2019.

Net

fee

and

commission

income

increased

8.7%

to

€1,506

million

from

€1,386

million

one

year

ago.

In

Retail
Banking,

net

fee

and

commission

income

rose

by

€94

million.

This

was

mainly

driven

by

higher

fee

income

on
investment

products,

predominantly

in

Germany,

while

fee

income

on

daily

banking

products

was

lower
reflecting

a

reduction

of

(international)

payment

transactions

following

the

lockdown

measures

related

to
the

Covid-19

pandemic.

Total

fee

income

in

Wholesale

Banking

increased

by

€23

million,

predominantly

in
Financial

Markets,

mainly

due

to

higher

deal

activity

in

Global

Capital

Markets,

partly

offset

by

lower

fees

in
Trade

&

Commodity

Finance

as

a

result

of

lower

average

oil

prices.

Total

investment

and

other

income

rose

to

€305

million

in

the

first

six

months

of

2020

from

€-134

million

in

the
same

period

of

last

year.

Including

the

aforementioned

compensating

hedge

adjustment,

total

investment

and
other

income

fell

to

€745

million

from

€902

million

in

the

first

half

of

2019,

which

had

included

a

€119

million
one-off

gain

from

the

release

of

a

currency

translation

reserve

related

to

the

sale

of

ING’s

stake

in

Kotak
Mahindra

Bank

and

a

€79

million

receivable

related

to

the

insolvency

of

a

financial

institution.

Excluding

these
items,

investment

and

other

income

rose

by

€41

million,

or

5.8%,

primarily

in

Financial

Markets.

Operating

expenses

increased

by

€388

million,

or

7.4%,

to

€5,626

million.

Expenses

in

the

first

six

months

of
2020

included

€663

million

of

regulatory

costs,

while

the

same

period

of

2019

included

€612

million

of
regulatory

costs.

Expenses

excluding

regulatory

costs

rose

by

€337

million,

or

7.3%,

to

€4,963

million.

The
increase

was

mainly

caused

by

€310

million

of

goodwill

impairments

related

to

a

number

of

acquisitions

in
the

past.

Also

excluding

this

goodwill

impairment,

expenses

increased

by

0.6%,

mainly

due

to

the

impact

of
collective

-labour-agreement

salary

increases

and

higher

KYC

-related

expenses.

These

increases

were

largely
offset

by

a

value

added

tax

(VAT)

refund

and

the

impact

of

cost

savings

(including

lower

marketing

and

travel
costs

as

a

result

of

the

Covid

-19

restrictions),

while

the

first

half

of

2019

included

a

restructuring

provision

in
Retail

Germany.

The

cost/income

ratio

increased

to

61.3%

from

56.7%

in

the

first

half

of

2019.

Net

additions

to

loan

loss

provisions

were

€1,998

million

compared

with

€416

million

in

the

first

half

of

2019.
Risk

costs

in

the

first

six

months

of

2020

were

severely

impacted

by

a

combination

of

increased

collective
provisioning

reflecting

the

worsened

macro

-economic

indicators

due

to

the

Covid-19

pandemic,

higher
Individual

Stage

3

provisions

and

negative

rating

migration.

Risk

costs

in

the

first

half

of

2020

included

€627
million

of

collective

provision

related

to

the

worsened

macro

-economic

indicators.

Risk

costs

were

annualised
64

basis

points

of

average

customer

lending

compared

with

14

basis

points

in

the

first

half

of

2019.

For

the

followin

g

information

per

business

line

the

IFRS

-EU

measures

are

in

place,

in

line

with

management
reporting.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
8

Retail

Netherlands
Retail

Netherlands

posted

a

result

before

tax

of

€1,043

million,

compared

with

€1,132

million

in

the

first

six
months

of

2019.

This

decline

was

mainly

attributable

to

higher

risk

costs

reflecting

the

worsened

macro-
economic

environment,

as

well

as

lower

margins

on

savings

and

current

accounts.

The

impact

of

these
factors

was

partly

offset

by

higher

Treasury

-related

revenues.

Total

income

increased

by

€9

million,

or

0.4%,

to

€2,269

million,

compared

with

€2,260

million

in

the

first
half

of

2019.

Net

interest

income

rose

1.3%,

mainly

due

to

higher

treasury

related

revenues,

which

was
largely

offset

by

lower

net

interest

results

on

savings

and

current

accounts

due

to

lower

margins,

while
average

volumes

continued

to

increase.

Net

interest

results

on

customer

lending

were

stable,

as

lower
average

volumes

were

compensated

by

slightly

higher

margins.

Customer

lending

increased

by

€2.4

billion

in
the

first

half

of

2020.

Net

core

lending

(which

excludes

Treasury

products

and

a

€0.6

billion

decline

in

the
WUB

run-off

portfolio)

decreased

by

€0.9

billion,

of

which

€0.4

billion

was

in

residential

mortgages

and

€0.5
billion

in

other

lending.

In

the

first

half

of

2020

net

customer

deposits

(excluding

Treasury)

grew

by

€11.1
billion,

mainly

in

current

accounts.

Net

fee

and

commission

income

increased

by

€3

million,

or

0.9%,

while
investment

and

other

income

was

€15

million

lower.

Operating

expenses

decreased

by

€7

million,

or

0.6%,

to

€1,088

million

from

€1,095

million

in

the

first

six
months

of

2019.

The

decrease

was

mainly

due

to

lower

expenses

related

to

staff,

marketing

and

travel,

which
were

largely

offset

by

higher

regulatory

costs

and

IT

expenses.

The

net

addition

to

loan

loss

provisions

was

€139

million,

or

17

basis

points

of

average

customer

lending,

in
the

first

six

months

of

2020,

compared

with

€33

million,

or

4

basis

points,

in

the

same

period

of

last

year.

Risk
costs

in

the

first

half

of

2020

included

€90

million

of

collective

provisions

related

to

the

worsened

macro-
economic

indicators,

including

provisioning

related

to

loans

subject

to

a

payment

holiday.
Retail

Belgium
Retail

Belgium,

which

includes

Luxembourg,

posted

a

result

before

tax

of

€-36

million

in

the

first

half

of

2020,
compared

with

€328

million

in

the

same

period

of

2019.

The

decline

was

mainly

attributable

to

higher

risk
costs

reflecting

the

worsened

macro

-economic

environment,

combined

with

lower

income

and

higher
expenses.

Total

income

declined

by

€44

million,

or

3.5%,

to

€1,215

million.

Net

interest

result

decreased

by

€22

million,
or

2.3%,

mainly

reflecting

lower

margins

on

savings

and

current

accounts,

partly

offset

by

higher

net

interest
income

from

mortgages

due

to

improved

margins

and

higher

volumes.

Net

core

lending

(excluding

Treasury)
decreased

by

€0.3

billion

in

the

first

half

of

2020,

fully

in

residential

mortgages.

Net

customer

deposits
(excluding

Treasury)

grew

by

€3.3

billion,

predominantly

in

current

accounts.

Net

fee

and

commission

income
rose

by

€19

million,

or

10.1%,

mainly

due

to

higher

fee

income

on

investment

products.

Investment

and
other

income

declined

by

€41

million,

mainly

due

to

lower

Treasury

-related

revenues,

including

negative
marked

-to-market

movements

of

derivatives

which

are

not

in

hedge

accounting.

Operating

expenses

rose

by

€96

million,

of

which

€43

million

was

caused

by

a

goodwill

impairment

related

to
an

acquisition

in

the

past

by

ING

Belgium.

The

remaining

increase

was

mainly

due

to

higher

regulatory

costs
and

KYC

-related

expenses.

The

net

addition

to

the

provision

for

loan

losses

increased

to

€282

million,

or

annualised

62

basis

points

of
average

customer

lending,

from

€58

million

in

the

first

half

of

2019.

The

increase

in

risk

costs

was

mainly

in
business

lending.

Risk

costs

in

the

first

half

of

2020

included

€65

million

of

collective

provisions

related

to

the
worsened

macro

-economic

indicators,

including

provisioning

related

to

loans

subject

to

a

payment

holiday.
The

remaining

risk

costs

we

re

mainly

related

to

Stage

3

provisioning

on

a

number

of

individual

files.
Retail

Germany
Retail

Germany,

which

includes

Austria,

recorded

a

first

-half

2020

result

before

tax

of

€494

million,

up

10.0%
from

€449

million

in

the

same

period

of

2019.

The

increase

was

primarily

due

to

higher

income,

partly

offset
by

higher

risk

costs

after

a

net

release

in

the

first

half

of

2019.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
9

Total

income

increased

to

€1,075

million,

up

7.0%

from

€1,005

million

in

the

first

six

months

of

2019.

The
increase

was

driven

by

€92

million

higher

fee

income,

predominantly

on

investment

products

due

to

a

higher
number

of

brokerage

trades

on

the

back

of

market

volatility.

Net

interest

income

increased

0.6%

to

€801
million,

due

to

accounting

asymmetry

in

Treasury

(with

an

offset

in

other

income)

and

higher

margins

on
mortgages,

largely

offset

by

margin

pressure

on

savings.

In

the

first

six

months

of

2020,

net

core

lending
(which

excludes

Treasury

products)

increased

by

€1.5

billion,

of

which

€1.3

billion

was

in

residential
mortgages

and

€0.2

billion

in

consumer

lending.

Net

customer

deposits

(excluding

Treasury)

increased

by
€1.2

billion,

fully

in

current

accounts

while

savings

showed

an

outflow.

Investment

and

other

income
declined

by

€27

million,

mainly

in

Treasury

due

to

the

aforementioned

accounting

asymmetry

and

lower
capital

gains.

Operating

expenses

decreased

by

€12

million,

or

2.1%,

to

€567

million

from

€579

million

in

the

first

half

of
2019.

When

adjusted

for

a

€36

million

restructuring

provision

recorded

in

the

first

half

of

last

year,

expenses
increased

by

€24

million.

The

increase

was

mainly

due

to

investments

to

support

business

growth

as

well

as
the

consolidation

of

a

subsidiary

as

from

the

first

half

of

2020,

partly

offset

by

lower

regulatory

costs.

The

net

addition

to

the

provision

for

loan

losses

was

€14

million,

or

3

basis

points

of

average

customer
lending,

in

the

first

half

of

2020,

compared

with

a

net

release

of

€23

million

in

the

same

period

of

last

year,
which

had

included

model

updates

on

mortgages.

Risk

costs

in

the

first

half

of

2020

included

€3

million

of
collective

provisions

related

to

the

worsened

macro

-economic

indicators.
Retail

Other

Challengers

&

Growth

Markets
Retail

Other

Challengers

&

Growth

markets’

result

before

tax

declined

to

€295

million

from

€438

million

in
the

first

six

months

of

2019,

reflecting

higher

risk

costs

and

operating

expenses,

partly

offset

by

higher
income.

Total

income

rose

by

€33

million,

or

2.0%,

to

€1,720

million

from

€1,687

million

in

the

first

six

months

of

last
year,

driven

by

higher

net

interest

income

consistent

with

higher

volumes,

and

higher

Treasury

-related
revenues.

The

increase

was

partially

offset

by

lower

net

fee

and

commission

income

as

lockdown

measures
due

to

the

Covid-19

pandemic

reduced

the

number

of

daily

banking

transactions.

The

net

production

in
customer

lending

(adjusted

for

currency

effects

and

Treasury)

was

€1.3

billion

in

the

first

half

of

2020,

with
growth

in

all

countries,

except

in

Italy.

The

net

inflow

in

customer

deposits,

also

adjusted

for

currency
impacts

and

Treasury,

was

€8.1

billion,

with

the

largest

increases

in

Poland

and

Spain.

Operating

expenses

increased

by

€59

million,

or

5.6%,

to

€1,120

million

from

€1,061

million

in

the

first

half

of
2019,

of

which

€17

million

was

due

to

higher

regulatory

costs.

The

remaining

increase

was

mainly

due

to
strategic

initiatives

and

the

execution

of

bank-wide

regulatory

programmes,

including

KYC,

partly

offset

by
lower

marketing

expenses.

The

net

addition

to

loan

loss

provisions

increased

by

€117

million

on

the

first

half

of

2019

to

€304

million,

or
annualised

63

basis

points

of

average

customer

lending.

Risk

costs

in

the

first

half

of

2020

included

€104
million

of

collective

provisions

related

to

the

worsened

macro

-economic

indicators.

The

increase

versus

the
first

half

of

last

year

was

mainly

visible

in

Poland,

Italy

and

Spain,

whereas

risk

costs

in

Turkey

declined.
Wholesale

Banking
In

the

first

six

months

of

2020,

the

result

before

tax

turned

to

a

loss

of

€204

million

from

€1,018

million

in

the
same

period

last

year.

The

decline

was

predominantly

due

to

elevated

risk

costs

as

well

as

higher

expenses
(including

a

€260

million

goodwill

impairment

as

a

result

of

the

impairment

test

triggered

by

the

Covid-19
pandemic),

partly

offset

by

higher

income.

Total

income

increased

by

€162

million,

or

6.2%,

to

€2,780

million

in

the

first

half

of

2020,

mainly

due

to
higher

income

in

Financial

Markets

and

Treasury

&

Other.

This

was

partly

offset

by

lower

income

in

Daily
Banking

&

Trade

Finance

and

negative

marked

-to-market

adjustments

in

Lending.

The

increase

in

Financial
Markets

was

driven

by

higher

income

in

the

Forex,

Rates

and

Global

Capital

Market

businesses,

together

with
substantial

lower

negative

valuation

adjustments

than

recorded

in

the

first

half

of

2019.

Net

interest

income

increased

by

€33

million,

or

1.8%,

on

the

first

six

months

of

2019,

mainly

driven

by
Treasury

&

Other

and

Financial

Markets.

The

increase

was

partly

offset

by

lower

interest

results

in

Daily

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
10

Banking

&

Trade

Finance,

mainly

due

to

lower

margins

in

Payments

&

Cash

Management.

Net

core

lending
(excluding

currency

impacts,

Treasury

and

the

Lease

run-off

portfolio)

grew

by

€3.8

billion

in

the

first

half

of
2020.

Net

customer

deposits

(excluding

currency

impacts

and

Treasury)

rose

by

€6.4

billion.

Net

fee

and

commission

income

increased

by

€23

million,

or

4.3%,

on

last

year,

predominantly

in

Financial
Markets

mainly

due

to

higher

deal

activity

in

Global

Capital

Markets.

The

increase

was

partly

offset

by

Daily
Banking

&

Trade

Finance

mainly

due

to

lower

fees

in

Trade

&

Commodity

Finance

(mainly

due

to

lower
average

oil

prices).

Investment

and

other

income

rose

to

€354

million

from

€248

million

in

the

first

half

of
2019,

primarily

due

to

higher

revenues

in

Financial

Markets.

This

increase

was

partly

offset

by

Lending,

which
included

negative

marked

-to-market

adjustments

related

to

syndicated

loans

and

loans

at

fair

value

through
profit

or

loss.

Operating

expenses

were

€1,728

million,

or

20.2%

higher

than

in

the

first

six

months

of

2019.

Excluding
regulatory

costs

(€151

million

in

the

first

half

of

2020

versus

€143

million

one

year

ago),

operating

expenses
increased

by

€283

million,

or

21.9%.

The

increase

was

mainly

explained

by

a

€260

million

goodwill
impairment

related

to

a

number

of

acquisitions

in

the

past.

Also

excluding

this

goodwill

impairment,
expenses

increased

by

1.8%,

mainly

due

to

higher

staff

expenses

related

to

annual

salary

increases

and
higher

KYC

costs.

This

increase

was

partly

offset

by

lower

performance

-related

expenses

and

the

impact

of
continued

cost

-savings

measures.

Net

addition

to

loan

loss

provisions

rose

to

€1,256

million,

or

annualised

133

basis

points

of

average
customer

lending,

from

€162

million,

or

18

basis

points,

in

the

first

half

of

2019.

The

increase

was
predominantly

due

to

various

Individual

Stage

3

provisions

and

high

collective

Stage

1

and

Stage

2

provisions
as

a

result

of

the

economic

impact

of

the

Covid-19

pandemic,

including

€366

million

of

collective

provisions
related

to

the

worsened

macro

-economic

indicators,

as

well

as

a

€30

million

collective

Stage

2

provision

for
increased

risk

that

was

observed

in

the

US

reserve

-based

lending

book.
Corporate

Line
The

Corporate

Line

reported

a

result

before

tax

of

€-34

million

compared

with

€221

million

in

the

first

half

of
2019.

Total

income

fell

to

€123

million

from

€413

million

a

year

ago.

This

decline

was

primarily

due

to

lower
investment

and

other

income,

as

the

first

six

months

om

2019

included

a

€119

million

one-off

gain

from

the
release

of

a

currency

translation

reserve

related

to

the

sale

of

ING’s

stake

in

Kotak

Mahindra

Bank

and

the
recognition

of

a

€79

million

receivable

related

to

the

insolvency

of

a

financial

institution.

Excluding

both
items,

income

decreased

by

€92

million,

primarily

due

to

lower

income

from

foreign

currency

exchange

ratio
hedging.

Operating

expenses

decreased

to

€154

million

from

€192

million

in

the

first

half

of

2019,

mainly

due
to

the

recognition

of

a

value

-added

tax

(VAT)

refund

in

the

first

half

of

2020,

partly

offset

by

higher
shareholders

and

KYC

-related

expenses.
ING

Group

statement

of

financial

position

(‘balance

sheet’)

ING

Group’s

total

balance

sheet

increased

by

€93

billion

to

€981

billion

at

30

June

2020

from

€889

billion

at
31

December

2019.

Cash

and

balances

with

central

banks
Cash

and

balances

with

central

banks

increased

by

€66

billion

to

€119

billion.

The

increase

was

driven

by
ING’s

participation

in

a

new

series

of

Targeted

Longer-Term

Refinancing

Operations,

TLTRO

III,

initiated

by
the

European

Central

Bank

(visible

in

deposits

from

banks)

and

increased

customer

deposits.

Further

details
on

TLTRO

can

be

found

in

note

Deposits

from

Banks.
Loans

and

advances

to

banks

and

deposits

from

banks
Loans

and

advances

to

banks

decreased

by

€4

billion

to

€31

billion.

Deposits

from

banks

increased

by

€44
billion

to

€79

billion,

mainly

due

to

the

participation

in

TLTRO

III

of

€60

billion

(of

which

€55

billion

in

June
2020),

which

was

partly

offset

by

repayments

and

maturities

of

TLTRO

II

(€-18

billion).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
11

Financial

assets/liabilities

at

fair

value

through

profit

or

loss
Financial

assets

at

fair

value

through

profit

or

loss

increased

by

€15

billion

to

€111

billion,

after

a

relatively
low

year-end

2019.

The

increase

was

mainly

due

to

€10

billion

of

higher

assets

mandatorily

at

fair

value
through

profit

or

loss

(reverse

repos)

and

€5

billion

higher

trading

assets

(derivatives).

Financial

liabilities

at
fair

value

through

profit

or

loss

increased

by

€13

billion

to

€91

billion,

approximately

mirroring

the
development

on

the

asset

side

of

the

balance

sheet,

with

€8

billion

of

higher

trading

liabilities

(trading
derivatives

and

repos)

and

€5

billion

of

increased

designated

financial

liabilities

at

fair

value

through

profit

or
loss

(repo

activity).

Financial

assets

at

fair

value

through

other

comprehensive

income
Financial

assets

at

fair

value

through

other

comprehensive

income

(OCI)

increased

by

€5

billion

to

€39

billion,
due

to

€5

billion

more

debt

securities,

which

mainly

reflect

investments

in

government

bonds

(mainly

US
Treasuries)

and

short-term

paper.

In

addition,

the

value

of

the

existing

portfolio

rose

due

to

a

drop

in

yields.
Securities

at

amortised

costs
Securities

at

amortised

cost

increased

by

€5

billion

to

€51

billion,

mainly

due

to

an

increase

of

investments

in
government

bonds.
Loans

and

advances

to

customers
Loans

and

advances

to

customers

increased

by

€4

billion

to

€612

billion

from

€608

billion

at

31

December
2019.

This

was

due

to

€6

billion

of

higher

customer

lending

partly

offset

by

€1

billion

of

higher

provisions

for
loan

losses.

When

adjusted

for

€3

billion

of

negative

currency

impacts,

customer

lending

increased

by

€9
billion.

After

also

exclu

ding

€4

billion

increase

of

short-term

lending

in

Treasury

and

a

€1

billion

decline

in

the
WUB

and

Lease

run-off

portfolios,

net

core

lending

increased

by

€5

billion

of

which

€3

billion

was

in

non-
mortgage

lending

and

€2

billion

in

residential

mortgages.
Other

assets/liabilities
Other

assets

increased

by

€3

billion

while

other

liabilities

were

€2

billion

higher.

Both

movements

were
mainly

due

to

changes

in

financial

transactions

pending

settlement.
Customer

deposits
Customer

deposits

increased

by

€31

billion

to

€606

billion.

Adjusted

for

currency

impacts

and

Treasury,

net
customer

deposits

grew

by

€30

billion

in

the

first

half

of

2020,

predominantly

due

to

higher

customer
deposits

at

Retail

Banking

reflecting

ING

Bank’s

strength

as

a

deposit

gatherer.
Debt

securities

in

issue
Debt

securities

in

issue

increased

by

€3

billion

to

€121

billion

due

to

€5

billion

of

higher

certificates

of
deposit/

commercial

paper

(CD/CPs),

while

other

debt

securities,

mainly

long-term

debt,

decreased

by

€3
billion.
Subordinated

lo

ans
Subordinated

loans

remained

flat

at

€17

billion,

as

new

issuances

in

February

and

May

were

offset

by
redemptions

in

the

same

months.
Shareholders’

equity
Shareholders’

equity

increased

by

€0.2

billion

to

€51.1

billion

from

€51.0

billion

at

31

December

2019.

The
increase

mainly

reflects

the

€0.6

billion

net

result

for

the

first

half

of

2020

and

a

positive

change

in

the
cashflow

hedge

reserve

of

€0.5

billion,

partly

offset

by

a

€0.6

billion

decrease

of

the

currency

translation
reserve

and

€0.3

billion

of

negative

unrealised

revaluations

of

equity

securities

(mainly

due

to

a

decrease

of
the

valuation

of

our

stake

in

Bank

of

Beijing).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
12

Risk

management

Managing

risk

is

at

the

core

of

ING’s

business.

Financial

risks

include

credit

risk,

for

example

when

we

offer
loans,

market

risk

through

our

trading

and

banking

book

positions,

and

liquidity

or

funding

risk

through
financial

management.

Non-financial

risks

are

those

associated

with

IT

and

cybersecurity,

our

daily
operations

(e.g.

fraud

and

money

laundering),

compliance,

adhering

to

socially-acceptable

ethical

norms

and
reputational

issues.

We

continually

develop

our

risk

management

to

address

political

and

economic

developments,

evolving
regulatory

requirements,

changing

customer

expectations,

emerging

competitors

and

new

technologies,

all
of

which

could

potentially

impact

our

business.
Basis

of

disclosures

This

risk

management

section

contains

an

update

of

information

relating

to

the

nature

and

the

extent

of

the
risks

arising

from

financial

instruments

as

disclosed

in

the

2019

ING

Group

consolidated

financial

statements
as

included

in

the

2019

Annual

Report

on

Form

20F.

These

disclosures

are

an

integral

part

of

the

ING

Group
condensed

consolidated

interim

financial

statements

and

are

indicated

by

the

symbol

(*).

Chapters,
paragraphs,

graphs

or

tables

within

this

risk

management

section

that

are

indicated

with

this

symbol

in

the
respective

headings

or

table

header

are

considered

to

be

an

integral

part

of

the

condensed

consolidated
interim

financial

statem

ents.

This

risk

management

section

also

includes

additional

disclosures

beyond

those

required

by

IFRS

standards,
such

as

certain

regulatory

disclosures.

Not

all

information

in

this

section

can

be

reconciled

back

to

the
primary

financial

statements

and

corresponding

notes,

as

it

has

been

prepared

using

risk

data

that

differs

to
the

accounting

basis

of

measurement.

Examples

of

such

differences

include

the

exclusion

of

accrued

interest
and

certain

costs

and

fees

from

risk

data,

and

timing

differences

in

exposure

values

(IFRS

9

models

report
expected

credit

loss

on

underlying

exposures)

.
Business

environment

The

Covid-19

pandemic

and

subsequent

lockdown

measures

have

thrown

the

world

economy

in

turmoil.
Even

as

countries

are

reopening,

the

global

economy

is

expected

to

shrink

in

2020

as

domestic

demand

and
supply,

trade,

and

finance

have

been

severely

disrupted.

In

addition,

the

continuing

US-China

trade

tensions
and

prolonged

uncertainty

on

Brexit

have

negatively

affected

the

global

economy

in

the

first

half-year

of
2020.
Covid-19
In

late

-2019,

a

highly-infectious

coronavirus

named

Covid-19

was

first

identified

in

China.

Spreading

quickly
to

other

regions

of

the

world,

Covid-19

was

declared

a

global

pandemic

by

the

World

Health

Organization

on
11

March

2020.

Various

countries

and

local

governmental

authorities

across

the

world

have

introduced
measures

aimed

at

preventing

the

further

spread

of

Covid-19,

such

as

bans

on

public

events

with

over

a
certain

number

of

attendees,

closures

of

places

where

larger

groups

of

people

gather

such

as

schools,

sports
facilities

and

bars

and

restaurants,

lockdowns,

border

controls

and

travel

and

other

restrictions.

Such
measures

have

disrupted

the

normal

flow

of

business

operations

in

those

countries

and

regions,

which
include

countries

and

regions

where

ING

and

its

customers

and

counterparties

operate,

affected

global
supply

chains,

global

manufacturing,

tourism,

consumer

spending

and

asset

prices,

and

resulted

in

volatility
and

uncertainty

across

the

global

economy

and

financial

markets.

In

addition

to

measures

aimed

at

preventing

the

further

spread

of

the

Covid-19

virus,

governments

in

various
countries

have

introduced

measures

aimed

at

mitigating

the

economic

consequences

of

the

outbreak.

For
example,

the

Dutch

government

has

announced

economic

measures

aimed

at

protecting

jobs,

households’
wages

and

companies,

e.g.,

by

way

of

tax

payment

holidays,

guarantee

schemes

and

a

compensation

scheme
for

heavily

affected

sectors

in

the

economy.

These

announced

measures

and

any

additional

measures,
including

any

payment

holidays

with

respect

to

mortgages

or

other

loans,

have

had

and

may

continue

to
have

a

significant

impact

on

ING’s

customers

and

other

counterparties.

Governments,

regulators

and

central

banks

(including

the

ECB),

have

also

announced

that

they

are

taking

or
considering

measures

seeking

to

safeguard

the

stability

of

the

financial

sector,

to

prevent

lending

to

the

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
13

business

sector

from

being

jeopardised

and

to

ensure

the

payment

system

continues

to

function

properly.
The

Basel

III

framework

includes

capital

and

liquidity

buffers

which

are

designed

to

withstand

stressed
situations

like

the

current

one.

In

this

context,

ING

Group’s

Systemic

Risk

Buffer

has

been

lowered

from

3.0%
of

global

risk-weighted

exposures

to

2.5%.

In

addition,

the

ECB

allows

banks

to

operate

temporarily

below
the

level

of

capital

defined

by

the

Pillar

2

Guidance

(P2G)

and

the

capital

conservation

buffer

(CCB).

The

ECB
effectuated

Art

104(a)

CRDV

as

of

the

first

quarter

of

2020,

which

essentially

brings

forward

the

possibility

to
cover

Pilar

2

requirements

with

a

mix

of

own

funds

instead

of

CET1

only.

For

ING

this

means

a

reduction

of
P2R

from

1.75%

to

0.98%.

Furthermore,

several

countries

released

or

reduced

their

countercyclical

buffer
(CCyB).

This

brings

back

ING

Group’s

fully

loaded

CCyB

from

24

bps

in

Q4

2019

to

3

bps

in

Q2

2020,

helping

to
maintain

the

supply

of

credit

and

dampen

the

downswing

of

the

financial

cycle.

The

measures

remain

until
further

notice.

ING

is

monitoring

the

ongo

ing

Covid-19

pandemic

carefully

as

it

evolves

to

understand

the

impact

on

its
people

and

business.

A

central

ING

team

has

been

set

up

to

monitor

the

situation

globally

and

provide
guidance

on

health

and

safety

measures,

travel

advice

and

business

continuity

for

our

company.

As

the
situation

differs

from

country

to

country,

we

are

following

local

government

guidelines

in

our

response

to

the
virus.

As

of

April

2020,

most

of

ING’s

staff

are

working

from

home

for

several

months,

during

which

time

ING
has

not

experienced

any

substantial

operational

disruptions

as

result

of

work

from

home.

In

addition,

since
May

staff

in

various

countries

have

started

rotation

schemes

to

return

to

work

in

the

office

in

a

controlled
manner,

taking

into

account

local

circumstances

and

any

applicable

government

measures

(including

with
respect

to

social

distancing).

This

controlled

office

opening

process

is

expected

to

allow

for

essential

face

-to-
face

meetings.

However,

at

this

time,

it

is

not

certain

when

ING’s

employees

may

be

generally

expected

or
permitted

to

return

to

ING’s

offices.

If

due

to

illness,

technical

limitations

or

other

restrictions

in

connection
with

the

pandemic,

employees

are

unable

to

work

or

are

not

able

to

operate

as

effectively

and

efficiently

as
in

the

office,

this

may

adversely

affect

ING’s

business,

results

and

financial

condition.

In

addition,

a

situation

in

which

most

or

some

ING’s

employees

continue

working

from

home

may

raise
operational

risks,

including

with

respect

to

information

security,

data

protection,

availability

of

key

systems
and

infrastructure

integrity

.

There

is

also

a

risk

that

ING

will

not

be

effective

in

implementing

regulatory

or
strategic

change

programs

in

the

current

environment.

If

any

of

these

risks

were

to

materialize

that

may
adversely

affect

ING’s

business,

results

and

financial

condition

Also

the

potential

economic

implications

for

the

countries

and

sectors

where

ING

is

active,

which

could

have
a

material

adverse

effect

on

ING’s

business

and

operations,

are

being

assessed

and

discussed

in

order

to
identify

possible

mitigating

actions.

Further

details

on

our

credit

risk

and

market

risk

portfolios

are

covered

in

the

next

chapters.

Credit

risk

management

practices

(*)

In

many

countries,

Governments

have

adopted

economic

support

programs

(such

as

tax

advantages,
unemployment

regulations

or

guarantees)

that

we

believe

will

assist

ING

clients

in

potential

financial
difficulty

to

manage

through

these

extraordinary

times.

In

addition,

various

initiatives

have

been

taken

to
grant

payment

holidays,

(guaranteed)

new

money

facilities

etc.

Governments

in

almost

all

Retail

Banking

countries

have

adopted

measures

providing

for

payment

holidays.
As

of

end

of

June,

approximately

189,000

customers

were

granted

payment

holidays.

The

total

exposure

of
loans

for

which

a

payment

holiday

is

granted

amounts

to

€

18.1

billion,

of

which

over

55%

were

for
customers

located

in

the

Netherlands

and

Belgium.

The

payment

holiday

schemes

offered

in

the

various

countries

differ

in

terms

of

scope,

benefit

duration

and
key

conditions.

Generally

these

schemes

offer

a

3

or

6

month

suspension

of

principal

payment,

and

in

some
instances

also

of

interest

payment.

The

payment

holidays

are

applied

to

business

lending

and

for

mortgages
and

consumer

loans.

The

modification

of

contractual

terms

of

loans

subject

to

payment

holiday

arrangements

does

not
automatically

result

in

derecognition

of

the

financial

assets.

Where

applicable,

the

carrying

amount

of

the
financial

asset

has

been

recalculated

as

the

present

value

of

the

renegotiated

or

modified

contractual

cash
flows,

discounted

at

the

original

effective

interest

rate

and

a

gain

or

loss

was

recognized

.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
14

The

various

measures

by

governments

and

ING

to

alleviate

the

impact

of

Covid-19

also

impact

the

loan
classification

in

terms

of

forbearance

and

consequently

IFRS

9

staging.

In

light

of

this,

the

EBA

has

provided
guidelines

which

define

eligibility

criteria

for

a

payment

holiday

arrangement

offered

to

a

large

group

of
customers

to

be

classified

as

a

“general

payment

moratorium”.

The

application

of

such

a

general

payment
moratorium

should

not

lead

to

a

forbearance

classification.

Therefore

it

should

not

automatically

trigger
recognition

of

lifetime

ECL

either.

ING

follows

the

EBA

guidelines

and

when

a

payment

holiday

is

provided

to
a

customer

as

part

of

a

“general

payment

moratorium”,

ING

does

not

consider

this

measure

to

classify

as
forbearance

.
Portfolio

quality

and

concentration

Lending

to

businesses

is

diversified

over

various

sectors

and

countries.

The

total

gross

carrying

amounts

is
composed

of

approximately

65%

business

lending

and

35%

consumer

lending.

For

a

detailed

breakdown

of
ING’s

credit

risk

portfolio

by

Sector

and

Geographical

area,

refer

to

the

section

“Credit

Risk

portfolio”
reported

in

the

‘Risk

management’

section

of

the

2019

Annual

Report

on

Form

20F.

ING’s

total

credit

outstandings

increased

significantly

compared

to

year

-end

2019

mainly

as

a

result

of

the
TLTRO

III

participation

through

deposits

to

central

banks.

This

is

visible

in

the

next

table

as

investment

grade
with

AAA

rating.

For

the

sectors

which

were

mostly

impacted

by

Covid

-19,

please

refer

to

the

section
“Changes

in

gross

carrying

amounts

and

loan

loss

provision”.

As

described

in

above

section

“business

environment”

governments

in

various

countries

have

introduced
measures

aimed

at

mitigating

the

economic

consequences

of

the

Covid

-19

virus

outbreak,

especially

for
private

individuals

and

small

business.

These

measures

have

a

mitigating

effect

on

the

deterioration

of

the
credit

quality

of

the

portfolio.

Policies

with

respect

to

payment

holidays

are

intended

to

address

short-term
liquidity

difficulties

for

individuals

and

businesses

resulting

from

the

impact

of

Covid-19.

These

payment
holidays

have

led

to

a

reduced

number

of

defaults.
Loan

Loss

Provisioning

(*)

Since

1

January

2018,

ING

has

recognised

loss

allowances

based

on

the

expected

credit

loss

model

(ECL)

of
IFRS

9,

which

is

designed

to

be

forward

-looking.

The

IFRS

9

impairment

requirements

are

applicable

to

on-
balance

sheet

financial

assets

measured

at

amortised

cost

or

fair

value

through

other

comprehensive

income
(FVOCI),

such

as

loans,

debt

securities

and

lease

receivables,

as

well

as

off

-balance

sheet

items

such

as
undrawn

loan

commitments,

certain

financial

guarantees,

and

undrawn

committed

revolving

credit

facilities.

The

table

below

describes

the

portfolio

composition

over

the

different

IFRS

9

stages

and

rating

classes.

The
Stage

1

portfolio

represents

91.9%

(31

December

2019:

94.0%)

of

the

total

gross

carrying

amounts,

mainly
composed

of

investment

grade,

while

Stage

2

makes

up

6.7%

(31

December

2019:

4.7%)

and

Stage

3

makes
up

1.4%

(31

December

2019:

1.3%)

total

gross

carrying

amounts,

respectively.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
15

Gross

Carrying

amount

per

IFRS

9

stage

and

rating

class

(*)
1
30

June

2020
12-month

ECL

(Stage

1)
Lifetime

ECL

not

credit

impaired
(Stage

2)
Lifetime

ECL

credit

impaired
(Stage

3)
Total
Rating

class
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Investment

grade
1

(AAA)
125,600 5 273 125,873 5
2-4

(AA)
103,608 5 297 103,905 5
5-7

(A)
134,992 23 1,177 1 136,168 24
8-10

(BBB)
296,019 90 7,825 14 303,844 104
Non-Investment

grade
11-13

(BB)
171,411 215 17,849 119 189,260 334
14-16

(B)
30,548 210 24,388 496 54,936 706
17

(CCC)
1,421 169 4,676 436 6,097 605
Substandard

grade
18

(CC)
4,055 200 4,055 200
19

(C)
2,238 145 2,238 145
NPL

grade
20-22

(D)
13,476 3,984 13,476 3,984
Total 863,599 717 62,777 1,412 13,476 3,984 939,852 6,112
1

IAS

37

provisions

(EUR

95.4

million)

are

excluded.

Gross

Carrying

amount

per

IFRS

9

stage

and

rating

class

(*)
1
31

December

2019
12-month

ECL

(Stage

1)
Lifetime

ECL

not

credit

impaired
(Stage

2)
Lifetime

ECL

credit

impaired
(Stage

3)
Total
Rating

class
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Gross

Carrying
Amount
Provisions
Investment

grade
1

(AAA)
75,144 1 75,144 1
2-4

(AA)
82,992 3 28 83,020 3
5-7

(A)
131,931 11 273 132,204 11
8-10

(BBB)
295,449 55 4,905 6 300,354 61
Non-Investment

grade
11-13

(BB)
194,643 209 7,925 54 202,568 263
14-16

(B)
36,683 202 18,416 367 55,099 569
17

(CCC)
405 7 4,067 146 4,472 153
Substandard

grade
18

(CC)
3,253 160 3,253 160
19

(C)
2,216 148 2,216 148
NPL

grade
20-22

(D)
10,955 3,275 10,955 3,275
Total 817,247 490 41,082 881 10,955 3,275 869,284 4,646
1

IAS

37

provisions

(EUR

93.3

million)

are

excluded.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
16

Changes

in

gross

carrying

amounts

and

loan

loss

provision

(*)
The

table

below

provides

a

reconciliation

by

stage

of

the

gross

carrying/nominal

amount

and

allowances

for
loans

and

advances

to

banks

and

customers,

including

loan

commitments

and

financial

guarantees.

The
transfers

of

financial

instruments

represents

the

impact

of

stage

transfers

upon

the

gross

carrying/nominal
amount

and

associated

allowance

for

ECL.

This

includes

the

net

remeasurement

of

ECL

arising

from

stage
transfers,

for

example,

moving

from

a

12-month

(stage

1)

to

a

lifetime

(stage

2)

ECL

measurement

basis.

The

net

remeasurement

line

represents

the

changes

in

provisions

for

facilities

that

remain

in

the

same

stage.

Please

note

the

following

comments

with

respect

to

the

movements

observed

in

the

table

below

for

the

first
half-year

2020:
•

Stage

3

gross

carrying

amount

increased

by

€2.5

billion

from

€10.9

billion

as

per

31

December

2019
mainly

as

a

result

of

ING’s

introduction

of

a

new

definition

of

default

which

had

an

impact

of

€1.0

billion
and

due

to

developments

with

respect

to

certain

large

individual

files.

For

further

background

on
implementation

of

new

Definition

of

Default,

please

refer

to

section

1.5

of

the

Condensed

Consolidated
Financial

Statements.
•

Stage

2

gross

carrying

amount

increased

by

€21.6

billion

from

€41.1

billion

as

per

31

December

2019.
This

is

mainly

caused

by

the

significant

lifetime

PD

trigger

(€8.4

billion),

the

Watchlist

trigger

(€4.0
billion),

primarily

in

Wholesale

Banking,

and

to

a

lesser

extent

Forbearance

(€3.3

billion);
•

Transportation

&

Logistics,

Services,

Real

Estate

and

Food,

Beverages

&

Personal

Care

were

the

sectors

particularly

impacted

by

the

Covid-19

pandemic,

with

an

increase

in

Stage

2

amounts

of

€4.7

billion,

€2.1
billion,

€2.0

billion

and

€1.7

billion

respectively.

These

sectors

represent

12%,

9%,

9%

and

8%

of

the

total
Stage

2

gross

carrying

amounts

respectively.
•

The

net

remeasurement

of

loan

loss

provisions

in

Stage

1

and

Stage

2

of

€182

million

and

€354

million
respectively

and

the

transfer

into

lifetime

ECL

of

€522

million

were

significantly

impacted

by

the
worsened

macro

-economic

outlook,

including

management

adjustments

of

€90

million

to

reflect

the
risks

in

payment

holidays

and

the

impact

of

oil

price

decrease

on

the

upstream

Reserve

Based

Lending
book

in

the

US.

Additional

information

on

macro

-economic

scenarios

is

included

in

the

section

“Macro

-economic
scenarios

and

sensitivity

analysis

of

key

sources

of

estimation

uncertainty”.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
17

Changes

in

gross

carrying

amounts

and

loan

loss

provisions

(*)
1,2,3
30

June

2020
12-month

ECL

(Stage

1)
Lifetime

ECL

not

credit

impaired

(Stage

2)
Lifetime

ECL

credit

impaired

(Stage

3)
Total
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Opening

balance

as

at

1

January

2020
817,247 490 41,082 881 10,955 3,275 869,284 4,645
Transfer

into

12-month

ECL

(Stage

1)
7,746 14 -7,401 -126 -346 -8 -120
Transfer

into

lifetime

ECL

not

credit

impaired

(Stage

2)
-33,528 -50 33,948 522 -420 -46 426
Transfer

into

lifetime

ECL

credit

impaired

(Stage

3)
-2,136 -20 -2,144 -136 4,280 1,058 900
Net

remeasurement

of

loan

loss

provisions
182 354 261 797
New

financial

assets

originated

or

purchased
95,280 146 95,280 146
Financial

assets

that

have

been

derecognised
-65,966 -43 -4,230 -66 -551 -73 -70,747 -182
Net

drawdowns

and

repayments
44,955 1,522 -9 46,468
Changes

in

models/risk

parameters
–
Increase

in

loan

loss

provisions
230 548 1,192 1,970
Write

-offs
-433 -433 -433 -433
Recoveries

of

amounts

previously

written

off
19 19
Foreign

exchange

and

other

movements
-2 -17 -70 -89
Closing

balance

as

at

30

June

2020
863,599 717 62,777 1,412 13,476 3,983 939,852 6,112
1

At

the

end

of

June

2020,

the

Gross

carrying

amounts

included

loans

and

advances

to

central

banks

(€116.9

billion),

loans

and

advances

to

banks

(€30.7

billion),

financial

assets

at

FVOCI

(€37.0

billion),
securities

at

amortised

cost

(€51.1

billion),

loans

and

advances

to

customers

(€618.4

billion)

and

financial

guarantees

(cred

it

replacement)

in

scope

of

IFRS

9

impairment

requirements

(€112.7

billion)

and
excludes

receivables

related

to

securities

in

reverse

repurchase

transaction

(EUR

-13.4

billion),

cash

collateral

in

respect

of

derivatives

(€-9.4

billion),

the

value

adjustment

hedged

items

(€-0.1

billion),

a

receivable

that

is

offset

by

a

liquidity

facility

(€-1.5

billion),

on-demand

bank

balances

(€-2.7

billion)

and

other

differences

amounting

to

€0.1

billion.
2

Stage

3

Lifetime

credit

impaired

includes

€5

million

Purchased

or

Originated

Credit

Impaired.
3

At

the

end

of

June

2020,

the

stock

of

provisions

included

provisions

for

loans

and

advances

to

central

banks

(€5

million),

loans

and

advances

to

banks

(€13

million),

financial

assets

at

FVOCI

(€13

million),
securities

at

amortised

cost

(€21

million),

provisions

for

loans

and

advances

to

customers

(€6,029

million)

and

provisions

for

contingent

liabilities

(credit

replacements)

recorded

under

Provisions

(€30

million).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
18

Changes

in

gross

carrying

amounts

and

loan

loss

provisions

(*)
1,2,3
31

December

2019
12-month

ECL

(Stage

1)
Lifetime

ECL

not

credit

impaired

(Stage

2)
Lifetime

ECL

credit

impaired

(Stage

3)
Total
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Gross

carrying
amount Provisions
Opening

balance

as

at

1

January

2019
788,537 501 46,949 925 10,758 3,141 846,244 4,568
Transfer

into

12-month

ECL

(Stage

1)
12,856 30 -12,579 -253 -277 -23 -246
Transfer

into

lifetime

ECL

not

credit

impaired

(Stage

2)
-21,577 -73 22,382 474 -805 -81 320
Transfer

into

lifetime

ECL

credit

impaired

(Stage

3)
-2,210 -6 -1,753 -135 3,964 1,113 972
Net

remeasurement

of

loan

loss

provisions
-77 36 283 242
New

financial

assets

originated

or

purchased
180,605 205 180,605 205
Financial

assets

that

have

been

derecognised
-126,082 -103 -9,108 -162 -1,659 -137 -136,849 -402
Net

drawdowns

and

repayments
-14,880 -4,807 1 -19,686
Changes

in

models/risk

parameters
15 2 -8 9
Increase

in

loan

loss

provisions
-9 -39 1,147 1,099
Write

-offs
-1 -1 -2 -2 -1,027 -1,028 -1,030 -1,031
Recoveries

of

amounts

previously

written

off
55 55
Foreign

exchange

and

other

movements
-1 -3 -41 -45
Closing

balance

as

at

31

December

2019
817,247 490 41,082 881 10,955 3,275 869,284 4,646
1

At

the

end

of

December

2019,

the

Gross

carrying

amounts

included

loans

and

advances

to

central

banks

(€51.2

billion),

loans

and

advances

to

banks

(€35.1

billion),

financial

assets

at

FVOCI

(€32.2

billion),
securities

at

amortised

cost

(€46.1

billion),

loans

and

advances

to

customers

(€612.6

billion)

and

financial

guarantees

(cre

dit

replacement)

in

scope

of

IFRS

9

impairment

requirements

(€115.7

billion)

and
excludes

receivables

related

to

securities

in

reverse

repurchase

transaction

(€-9.9

billion),

cash

collateral

in

respect

of

derivatives

(€-10.2

billion),

a

receivable

that

is

offset

by

a

liquidity

facili

ty

(€-1.3

billion),
de-netting

of

cash

pool

balances

(€-1.8

billion)

and

other

differences

amounting

to

€-0.3

billion.
2

Stage

3

Lifetime

credit

impaired

includes

€1

million

Purchased

or

Originated

Credit

Impaired.
3

At

the

end

of

December

2019,

the

stock

of

provisions

included

provisions

for

loans

and

advances

to

central

banks

(€1

million),

loans

and

advances

to

banks

(€9

million),

financial

assets

at

FVOCI

(€10

million),
securities

at

amortised

cost

(€10

million),

provisions

for

loans

and

advan

ces

to

customers

(€4,590

million)

and

provisions

for

contingent

liabilities

(credit

replacements)

recorded

under

Provisions

(€25

million).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
19

Macro-economic

scenarios

and

sensitivity

analysis

of

key

sources

of

estimation

uncertainty

(*)

Methodology

(*)
Our

methodology

in

relation

to

the

adoption

and

generation

of

macroeconomic

scenarios

is

described

in

the
Risk

Management

section

of

the

Annual

Report

on

Form

20F

2019.

We

continue

to

follow

this

methodology
in

generating

our

probability-weighted

ECL,

with

consideration

of

alternative

scenarios

and

management
adjustments

supplementing

this

ECL

where,

in

management's

opinion,

the

consensus

forecast

does

not

fully
capture

the

extent

of

recent

credit

or

economic

events.

The

macro

-economic

scenarios

are

applicable

to

the
whole

ING

portfolio

in

the

scope

of

IFRS9

ECL’s

.

Macro

-economic

scenarios

(*)
The

provisions

are

based

on

the

end

of

June

macro

-economic

consensus

forecasts,

with

the

main

inputs

for
four

of

our

main

portfolios

in

the

upside

scenario,

baseline

scenario

and

downside

scenario

presented

in

the
sensitivity

table

below.

The

Macro

-economic

(ME)

forecast

resulted

increased

calculated

model

based
collective

provisions.

The

main

driver

for

the

increase

is

the

significant

GDP

growth

deterioration

which

is
forecasted

as

result

of

the

Covid-19

crisis,

which

mainly

impacted

risk

costs

in

Wholesale

Banking.

For

Retail
portfolios,

unemployment

rate

and

house

prices

are

the

most

important

drivers

and

those

did

show

more
moderate

deterioration.

Hence

the

impact

of

worsened

macroeconomic

forecasts

on

the

Retail

portfolios

is
more

moderate.

The

macro

-economic

scenarios

reflects

how

the

Covid-19

pandemic,

the

(reversal

of)

lockdown

measures

and
government

and

central

bank

support

measures

potentially

can

impact

the

economic

outlook.

In

the
consensus

forecast,

a

rebound

in

activity

is

projected

to

start

in

the

second

half

of

2020

despite

ongoing
containment

measures.

Nevertheless,

the

consensus

does

not

expect

the

major

economies

to

return

to

pre-
crisis

levels

until

after

2021.

Making

predictions

is

difficult

as

there

are

still

many

uncertainties

about

the
development

of

the

Covid-19

pandemic.

Management

adjustments

(*)
In

times

of

volatility

and

uncertainty

where

the

portfolio

quality

and

economic

environment

is

rapidly
changing,

models

alone

may

not

be

able

to

accurately

predict

losses.

In

these

cases

management
adjustments

can

be

applied

to

appropriately

reflect

ECL.

Adjustments

can

also

be

applied

where

the

impact
of

the

updated

macroeconomic

scenarios

is

over

-

or

under-estimated

by

the

IFRS

9

models.

As

mentioned

above,

per

the

guidance

from

EBA,

Covid-19

related

payment

holidays

should

not

be

regarded
as

an

automatic

forbearance

trigger,

and

hence,

should

not

automatically

trigger

recognition

of

lifetime

ECL.

Looking

forward,

it

is

expected

that

the

phasing

out

of

the

Covid-19

related

payment

holiday

schemes

and
other

support

measures

in

the

second

half

of

2020

could

potentially

lead

to

more

business

insolvencies

and
unemployment.

This

could

lead

to

more

clients

that

have

currently

taken

payment

holidays,

getting

into
financial

difficulties

and

to

higher

levels

of

defaults.

To

the

extent

ING

believes

that

this

elevated

risk

is

not
yet

covered

in

the

IFRS9

models,

a

management

adjustment

has

been

recognised.

This

management

adjustment

has

been

recognised

for

SME

portfolios

as

these

portfolios

are

considered

to
be

most

at

risk

and

have

the

highest

percentage

of

customers

requesting

payment

holidays

compared

to
other

portfolios.

ING

has

recognised

a

management

adjustment

of

€45

million

in

Netherlands

and

€15

million
in

Belgium

as

they

are

the

largest

SME

portfolios

and

not

significantly

impacted

by

ME

forecasts

updates.

In

addition,

as

oil

price

remains

volatile,

as

well

as

exposed

to

the

impacts

of

the

Covid-19

crisis

and

subject
to

political

decisions,

ING

reco

gnised

a

management

adjustment

for

the

upstream

oil

book

of

€30

million.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
20

Analysis

on

sensitivity

(*)
Based

on

the

above,

analysis

on

the

sensitivity

of

key

forward

-looking

macroeconomic

inputs

used

in

the

ECL
collective

-assessment

modelling

process

and

the

probability

-weights

applied

to

each

of

the

three

scenarios

is
presented

below.

The

countries

included

in

the

analysis

are

the

Group’s

most

significant

geographic

regions,
in

terms

of

both

gross

contribution

to

reportable

ECL,

and

sensitivity

of

ECL

to

forward

-looking
macroeconomics.

Accordingly,

the

Group

considers

these

portfolios

to

present

the

most

significant

risk

of
resulting

in

a

material

adjustment

to

the

carrying

amount

of

financial

assets

within

the

next

financial

year.
The

Group

also

observes

that,

in

general,

the

Wholesale

business

is

more

sensitive

to

the

impact

of

forward-
looking

macroeconomic

scenarios.

While

the

table

does

give

a

high-level

indication

of

the

sensitivity

of

the

outputs

to

the

different

scenarios,

it
does

not

provide

insight

on

the

interdependencies

and

correlations

between

different

macroeconomic
variable

inputs.

Sensitivity

analysis

(*)
1,2,3
2020 2021 2022
Un-weighted
ECL

(Eur

mln)
Probability-
weighing
Reportable

ECL
(Eur

mln)
4
Netherlands
Upside

scenario
Real

GDP
-6.0 5.2 3.9
476 20%
559
Unemployment 4.9 4.4 3.8
HPI 3.7 14.7 5.3
Baseline

Scenario
Real

GDP
-6.3 4.0 2.3
536 60% Unemployment 5.3 5.4 5.4
HPI -0.2 0.8 3.2
Downside

scenario
Real

GDP
-6.9 0.6 0.1
708 20% Unemployment 6.2 7.5 8.3
HPI -4.4 -14.4 0.3
Sensitivity

analysis

(*)
1,2,3
2020 2021 2022
Un-weighted
ECL

(Eur

mln)
Probability-
weighing
Reportable

ECL
(Eur

mln)
4
Germany
Upside

scenario
Real

GDP
-5.8 7.1 2.6
518 20%
575
Unemployment 3.7 2.4 1.6
HPI 6.0 7.0 8.5
Baseline

Scenario
Real

GDP
-6.3 5.3 1.9
558 60% Unemployment 4.0 3.6 3.2
HPI 4.4 3.2 5.1
Downside

scenario
Real

GDP
-6.9 1.7 -0.4
681 20% Unemployment 4.7 5.1 5.2
HPI 0.7 -1.3 1.3
Belgium
Upside

scenario
Real

GDP
-7.6 6.2 2.8
450 20%
510
Unemployment 8.9 7.7 7.2
HPI 2.8 5.0 4.4
Baseline

Scenario
Real

GDP
-7.9 4.9 2.3
491 60% Unemployment 9.2 7.7 7.7
HPI 1.9 3.9 3.5
Downside

scenario
Real

GDP
-8.5 2.5 1.0
628 20% Unemployment 10.3 10.2 10.3
HPI 0.7 2.2 2.6
United

States
Upside

scenario
Real

GDP
-5.6 5.3 4.9
205 20%
335
Unemployment 9.8 5.2 2.7
HPI 3.1 6.8 8.8
Baseline

Scenario
Real

GDP
-5.7 4.2 3.0
285 60% Unemployment 10.2 6.6 4.7
HPI 2.3 2.8 3.0
Downside

scenario
Real

GDP
-6.6 0.5 0.7
612 20% Unemployment 10.9 9.1 8.1
HPI 1.3 -1.9 -3.3
1

Real

GDP,

in

%

year

-on-year

change
2

Unemployment

in

%

of

total

labour

force
3

House

Price

Index

(HPI)

in

%

year-on-year
4

Sensitivity

does

not

include

the

effect

of

manual

adjustments,

which

are

not

material

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
21

The

setting

of

PD

threshold

bandings

requires

management

judgement,

and

is

a

key

source

of

estimation
uncertainty.

To

demonstrate

the

sensitivity

of

the

ECL

to

these

PD

thresholds

bandings,

analysis

was

run

on
all

collectively

-assessed

assets,

which

assumed

all

assets

(Stage

1

and

2)

were

below

the

threshold,

and
apportioned

a

12

month

ECL.

On

ING

Group

level,

the

total

ECL

collective

-assessment

for

performing

assets

is
€2,129

million

(2019:

€1,291

million).

On

the

same

asset

base,

analysis

was

run

which

assumed

all

performing
assets

were

above

the

threshold,

and

apportioned

a

lifet

ime

ECL.

This

gave

rise

to

a

hypothetical

collective-
assessment

ECLs

€1,636

million

(2019:

€866

million)

and

€3,409

million

(2019:

€2,665

million)

respectively.
Please

note

that

in

this

analysis

all

other

ECL

risk

parameters

(except

for

the

stage)

were

kep

t

equal.

It

should

be

noted

that

the

lifetime

PD

thresholds

are

not

the

only

drivers

of

stage

allocation.

An

asset

can
change

stages

as

a

result

of

being

in

arrears,

on

a

Watch

List

or

being

forborne,

among

other

triggers.

Market

risk

in

trading

books(*)

Sensitivities

(*)
As

part

of

the

risk

monitoring

framework,

ING

actively

monitors

the

daily

changes

of

sensitivities

of

the
trading

portfolios.

Sensitivities

measure

the

impact

of

movements

in

individual

market

risk

factors

(foreign
exchange

rates,

interest

rates,

credit

spreads,

equity,

and

commodity

prices)

on

profit

and

loss

results

of

the
trading

positions

and

portfolios.

The

following

tables

show

the

five

largest

trading

positions

in

terms

of

sensitivities

to

foreign

exchange,
interest

rate

and

credit

spread

risk

factor

movements.

These

largest

exposures

also

reflect

concentrations

of
risk

in

FX

risk

per

currency,

IR

risk

per

currency,

and

Credit

Spread

risk

per

country

and

rating

and

sector.

Due
to

the

nature

of

the

trading

portfolios,

positions

in

the

portfolios

can

change

significantly

from

day

to

day,
and

sensitivities

of

the

portfolios

can

change

daily

accordingly.

Most

important

foreign

exchange

trading

positions

(*)
amounts

in

EUR

millions
30

June

2020
31

December
2019
Foreign

exchange
Foreign

exchange
US

Dollar
127
US

Dollar
116
Great

Britain

Pound
-37
Chinese

Yuan

Renminbi
–21
Chinese

Yuan

Renminbi
27
South

Korean

Won
20
Japanese

Yen
-26
Brazilian

Real
–15
Switzerland

Franc
-24
Japanese

Yen
–10

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
22

Most

important

interest

rate

and

credit

spread

sensitivities

(*)
amounts

in

EUR

thousands
30

June

2020
31

December
2019
Interest

Rate

(BPV)

1
Interest

Rate

(BPV)

1
Euro -1,280 Euro –740
US

Dollar
-745
US

Dollar
–325
Great

-Britain

Pound
-154
Russian

Ruble
–105
Japanese

Yen
-92
Great

-Britain

Pound
–68
Australian

Dollar
-66
Australian

Dollar
–31
Credit

Spread

(CSO1)

2
Credit

Spread

(CSO1)

2
Germany 153
United

States
360
United

States
109 Germany 163
Republic

of

Korea
-58 France 117
Indonesia 42
Russian

Federation
73
United

Kingdom
40
United

Kingdom
72
1

Basis

Point

Value

(BPV)

measures

the

impact

on

value

of

a

1

basis

point

increase

in

interest

rates.

The

figures

include

commodity

risk

in
banking

books.
2

Credit

Spread

Sensitivity

(CS01)

measures

the

impact

on

value

of

a

1

basis

point

increase

in

credit

spreads.

Exposures

to

supranational
institutions

are

not

assigned

to

a

specific

country.

Credit

spread

sensitivities

per

risk

class

and

sector

(excluding

sovereign

exposures)

(*)
30

June

2020
31

December

2019
amounts

in

EUR

thousands
Corporate
Financial
Institutions
Corporate
Financial
Institutions
Credit

Spread

(CSO1)

1
Risk

classes
1

(AAA)
1 -3 1 –1
2–4

(AA)
21 -64 –15 –63
5–7

(A)
56 -50 143 32
8–10

(BBB)
207 -24 273 1
11–13

(BB)
57 -4 148 9
14–16

(B)
20 -2 51 1
17–22

(CCC

and

NPL)
3 26
Not

rated
Total 365 -147 626 –21
1

Credit

Spread

Sensitivity

(CS01)

measures

the

impact

on

value

of

a

1

basis

point

increase

in

credit

spreads.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
23

Other

risks

and

uncertainties

Because

we

are

a

financial

services

company

conducting

business

on

a

global

basis,

our

revenues

and
earnings

are

affected

by

the

volatility

and

strength

of

the

economic,

business,

liquidity,

funding

and

capital
markets

environments

specific

to

the

geographic

regions

in

which

we

conduct

business.

The

ongoing
turbulence

and

volatility

of

such

factors

have

adversely

affected,

and

may

continue

to

adversely

affect,

the
profitability,

solvency

and

liquidity

of

our

business.

Factors

such

as

interest

rates,

securities

prices,

credit

ratings,

credit

spreads,

liquidity

spreads,

exchange
rates,

effects

of

the

Covid-19

pandemic,

consequences

of

the

United

Kingdom’s

withdrawal

from

the
European

Union,

changes

to

‘benchmark’

indices,

consumer

spending,

changes

in

client

behaviour,

business
investment,

real

estate

values

and

private

equity

valuations,

government

spending,

inflation

or

deflation,

the
volatility

and

strength

of

the

capital

markets,

political

events

and

trends,

non-compliance

with

(or

changes)

in
laws

and

re

gulations,

climate

change,

terrorism,

as

well

as

inability

to

protect

our

intellectual

property

and
infringement

claims

by

third

parties,

to

achieve

our

strategy

or

to

retain

key

personnel

may

all

impact

the
business

and

economic

environment

and,

ultimately,

our

solvency,

liquidity

and

the

amount

and

profitability
of

business

we

conduct

in

a

specific

geographic

region.

Additional

risks

of

which

the

ING

is

not

presently

aware,

or

that

are

currently

viewed

as

less

material

than

the
risks

described

above,

could

also

affect

the

business

operations

of

ING

and

have

a

material

adverse

effect

on
ING’s

business

activities,

financial

condition,

results

of

operations

and

prospects.

For

more

information

on
risks,

please

refer

to

“Other

information

and

appendices

-

Risk

Factors”

in

the

Annual

Report

on

Form

20-F

of
ING

Group

for

the

year

ended

December

31,

2019."
Developments

on

KYC
In

the

first

half

year

of

2020,

as

part

of

this

process,

the

Risk

Committee

and

the

Supervisory

Board

spent
considerable

time

discussing,

among

other

things,

the

progress

in

the

bank-wide

Know

Your

Customer
Enhancement

Programme.

The

KYC

Enhancement

Programme

encompasses

all

client

segments

in

all

ING

business

units.

The

programme
consists

of

three

parts:

(a)

look-back

analysis

on

past

deficiencies

in

post

-transaction

monitoring.

The

look-
back

analysis

consists

of

screening

of

transactions

executed

in

the

past.

In

case

unusual

transactions

are
identified,

ING

is

committed

to

following

the

applicable

reporting

process;

(b)

enhancement

of

customer

due
diligence

files

with

the

aim

to

document

sufficiently

the

knowledge

the

bank

has

about

its

clients

in

the

line
with

past

and

new

requirements;

(c)

structural

solutions

that

should

support

getting

sustainably

better

in
addressing

money

laundering

risks

in

our

portfolio

and

complying

with

laws

and

regulations.

The

structural

solutions

comprise

five

pillars:

●

Development

and

global

roll

-out

of

KYC

risk

appetite

statements,

KYC

risk

assessments

on

clients,
capability

structure

and

maturity

assessments;

●

Development

and

global

roll

-out

of

a

bank-wide

KYC

digital

service

platform;
●

Translation

of

risk

assessment

outcomes

into

scenarios

and

alert

definitions

that

can

be

applied

in
transaction

monitoring;
●

Set

up

central

KYC

organisation

that

defines

standards

and

drives

global

execution

and

improvements;
and
●

Develop

and

rollout

KYC

communication

and

awareness

initiatives

and

set

up

a

behavioural

risk
department

that

performs

risk

assessments.

In

the

first

half-year

2020,

ING

continued

to

make

progress

in

executing

the

Global

KYC

Enhancement
Program.

Several

workstreams

have

delivered

on

their

commitments

and

further

improvement

activities

are
now

embedded

in

continuous

improvement

cycles

in

regular

operations.

Key

achievements

in

the

past
months

include

among

others:
●

the

adjusted

Global

KYC

organisation

started

on

1st

February

with

the

establishment

of

three

pillars

-
Customer

Due

Diligence,

Transac

tion

Monitoring

and

Screening

–

to

enhance

end-to-end

steering

and
ownership;
●

the

adoption

of

ING’s

2020

Global

KYC

RAS,

which

includes

a

number

of

inclusions

set

for

high

risk
client

relationships;

and
●

the

partnership

with

the

Association

of

Certified

Ant

i-Money

Laundering

Specialists

(ACAMS)

to

rollout
their

internationally

recognised

and

certified

KYC

training

for

ING

employees

.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
24

IBOR

Transition

Interbank

offered

rates,

such

as

EURIBOR

and

LIBOR,

are

widely

used

as

benchmarks

to

set

interest

rates
across

a

broad

range

of

financial

products

and

contracts.

In

line

with

recommendations

from

the

Financial
Stability

Board,

a

fundamental

review

and

reform

of

the

major

interest

rates

benchmarks

has

been
undertaken.

For

the

Eurozone,

this

led

to

a

reform

of

the

EURIBOR

benchmark

rate

and

development

of

€STR
as

the

recommended

new

nearly

risk-free-rate

(RFR)

to

replace

EONIA.

For

LIBOR

benchmarks,

the

reform
will

include

replacing

interest

rate

benchmarks

with

alternative,

nearly

risk-free

rates.

This

process

is

at
different

stages,

and

is

progressing

at

different

speeds,

across

several

major

currencies.

ING

Bank

has

exposure

to

IBORs

through

various

products

in

all

of

its

business

lines

(wholesale

banking,

retail
banking,

business

banking)

and

exposure

relating

to

the

associated

funding

and

hedging

activities

including
debt

issuance,

the

interest

rate

risk

position,

holdings

of

investment

securities,

etc.

ING

has

established

a
global

IBOR

Transition

Program

to

manage

the

transition.

The

program

performs

the

assessment

and

actions
necessary

to

manage

a

smooth

transition

to

RFRs

within

all

internal

processes

and

systems,

including

pricing,
risk

management,

legal

documentation,

hedge

arrangements,

as

well

as

any

impact

on

customers.

The

Covid-19

virus

outbreak

has

impacted

the

progress

in

a

number

of

interim

industry

developments
intended

to

aid

transition.

However,

the

key

industry

working

groups

are

active

and

the

FCA

has

reiterated
that

the

working

assumption

that

LIBOR

cannot

be

assumed

to

be

available

beyond

the

end

of

2021

remains.

ING

is

proactively

reaching

out

to

industry

participants,

counterparties

and

clients

to

create

awareness

and
offer

support

on

the

upcoming

transition.

At

ING,

progress

has

been

made

in

H1

2020

on

the

IBOR

execution

activities

in

all

Business

Lines

of

the

bank.
The

program

has

a

robust

governance

in

place,

with

progress

being

tracked

by

business

line

Steering
committees

reporting

into

the

central

IBOR

Steering

committee.

ING

is

well

on

track

to

meet

the

external
milestones

of

2020

and

finalizing

detailed

roadmaps

and

resource

planning

for

implementation

in

2021.

ING
is

monitor

ing

market

developments

closely,

as

there

remain

some

uncertainties

in

the

industry.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
25

Condensed

consolidated

statement

of

financial

position
in

EUR

million
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Assets Liabilities
Cash

and

balances

with

central

banks
118,971 53,202
Deposits

from

banks

8
78,649 34,826
Loans

and

advances

to

banks
30,664 35,136
Customer

deposits
605,633 574,355
Financial

assets

at

fair

value

through

profit

or

loss

2
111,110 96,187
Financial

liabilities

at

fair

value

through

profit

or

loss

9
90,641 77,942
Financial

assets

at

fair

value

through

other

comprehensive

income

3
38,993 34,468
Current

tax

liabilities
387 554
Securities

at

amortised

cost

4
51,085 46,108
Deferred

tax

liabilities
499 322
Loans

and

advances

to

customers

5
612,387 608,029
Provisions
566 688
Investments

in

associates

and

joint

ventures

6
1,775 1,790
Other

liabilities
14,879 12,829
Property

and

equipment
3,086 3,172
Debt

securities

in

issue

10
121,138 118,528
Intangible

assets

7
1,586 1,916
Subordinated

loans

11
16,697 16,588
Current

tax

assets
515 251
Total

liabilities
929,091 836,631
Deferred

tax

assets
1,548 1,242
Other

assets
9,543 7,018
Equity

12
Share

capital

and

share

premium
17,128 17,117
Other

reserves
3,616 4,013
Retained

earnings
30,406 29,866
Shareholders’

equity

(parent)
51,149 50,996
Non-controlling

interests
1,022 893
Total

equity
52,171 51,889
Total

assets
981,262 888,520
Total

liabilities

and

equity
981,262 888,520

References

relate

to

the

accompanying

notes.

These

are

an

integral

part

of

the

Condensed

consolidated

Interim

financial

statements.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
26

Condensed

consolidated

statement

of

profit

or

loss

for

the

periods

ended

30

June

6

month

period
1

January

to

30

June
1

January

to

30

June
in

EUR

million
2020 2019 2020 2019
Continuing

operations
Interest

income

using

effective

interest

rate

method
10,935 12,799
Addition

to

loan

loss

provisions

5
1,998 416
Other

interest

income
1,026 1,610
1
Staff

expenses
2,923 2,811
Total

interest

income
11,962
14,410
Other

operating

expenses
2,703 2,427
Total

expenses
7,623 5,654
Interest

expense

using

effective

interest

rate

method
–4,160 –5,880
Other

interest

expense
–925 –1,633
1
Result

before

tax

from

continuing

operations
1,065 2,493
Total

interest

expense
–5,085 –7,513
Taxation 438 740
Net

interest

income
13 6,877 6,896
Net

result

from

continuing

operations
626 1,754
Net

fee

and

commission

income
14 1,506 1,386
Net

result

(before

non-controlling

interests)
626 1,754
Valuation

results

and

net

trading

income
15 –4 –489
Net

result

attributable

to

Non-controlling

interests
36 47
Investment

income
40 58
Net

result

attributable

to

shareholders

of

the

parent
591 1,707
Other

income
2

16
269 296
Total

income
8,688 8,148
1

Prior

period

amounts

in

other

interest

income

and

other

interest

expense

have

been

updated

to

improve

consistency

and
comparability.
2

Other

income

includes

Result

from

associates

and

joint

ventures,

Result

on

disposal

of

group

companies,

Net

result

on
derecognition

of

financial

assets

at

amortised

cost

and

Other.
References

relate

to

the

accompanying

notes.

These

are

an

integral

part

of

the

Condensed

consolidated

Interim
financial

statements.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
27

Condensed

consolidated

statement

of

profit

or

loss

–

continued

1

January

to

30

June
in

EUR
2020 2019
Earnings

per

ordinary

share
17
Basic

earnings

per

ordinary

share
0.15 0.44
Diluted

earnings

per

ordinary

share
0.15 0.44
Earnings

per

ordinary

share

from

continuing

operations
17
Basic

earnings

per

ordinary

share

from

continuing

operations
0.15 0.44
Diluted

earnings

per

ordinary

share

from

continuing

operations
0.15 0.44
Dividend

per

ordinary

share
– 0.24
References

relate

to

the

accompanying

notes.

These

are

an

integral

part

of

the

Condensed

consolidated

Interim

financial
statements.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
28

Condensed

consolidated

statement

of

comprehensive

income
6

month

period
1

January

to

30

June
in

EUR

million
2020 2019
Net

result

(before

non-controlling

interests)
626 1,754
Other

comprehensive

income
Items

that

will

not

be

reclassified

to

the

statement

of

profit

or

loss:
Realised

and

unrealised

revaluations

property

in

own

use
11 36
Remeasurement

of

the

net

defined

benefit

asset/liability
84 –23
Net

change

in

fair

value

of

equity

instruments

at

FVOCI
–311 201
Net

change

in

fair

value

of

own

credit

risk

of

financial

liabilities

at

FVPL
11 –91
Items

that

may

subsequently

be

reclassified

to

the

statement

of

profit

or

loss:
Net

change

in

fair

value

of

debt

instruments

at

FVOCI
–81 1
Realised

gains/losses

on

debt

instruments

at

FVOCI

reclassified

to

the

statement

of

profit
or

loss
–27 –36
Changes

in

cash

flow

hedge

reserve
644 861
Exchange

rate

differences
–691 –116
Share

of

other

comprehensive

income

of

associates

and

joint

ventures

and

other

income
2 –2
Total

comprehensive

income
268 2,585
Comprehensive

income

attributable

to:
Non-controlling

interests
134 86
Shareholders

of

the

parent
135 2,500
268 2,585

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
29

Condensed

consolidated

statement

of

changes

in

equity
in

EUR

million
Share
capital

and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance

as

at

31

December

2019
17,117 4,013 29,866 50,996 893 51,889
Net

change

in

fair

value

of

equity

instruments

at

fair

value

through

other

comprehensive

income
–310 –2 –312 – –311
Net

change

in

fair

value

of

debt

instruments

at

fair

value

through

other

comprehensive

income
–76 –76 –5 –81
Realised

gains/losses

on

debt

instruments

at

fair

value

through

other

comprehensive

income

reclassified

to

the

statement

of

profit

or

loss
–27 –27 –1 –27
Changes

in

cash

flow

hedge

reserve
501 501 144 644
Realised

and

unrealised

revaluations

property

in

own

use
9 2 11 – 11
Remeasurement

of

the

net

defined

benefit

asset/liability
84 84 – 84
Exchange

rate

differences

and

other
–650 –650 –41 –691
Share

of

other

comprehensive

income

of

associates
and

joint

ventures

and

other

income
54 –52 2 – 2
Change

in

fair

value

of

own

credit

risk

of

financial

liabilities

at

fair

value

through

profit

or

loss
11 11 – 11
Total

amount

recognised

directly

in

other

comprehensive

income

net

of

tax
– –404 –52 –456 98 –358
Net

result
– – 591 591 36 626
Total

comprehensive

income

net

of

tax
– –404 539 135 134 268
Dividends –3 –3
Changes

in

treasury

shares
– 6 – 6 – 6
Employee

stock

option

and

share

plans
11 – 1 12 – 12
Changes

in

the

composition

of

the

group

and

other

changes
–1 –1
Balance

as

at

30

June

2020
17,128 3,616 30,406 51,149 1,022 52,171
Changes

in

individual

Reserve

components

are

presented

in

Note

12

‘Equity’.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
30

Condensed

consolidated

statement

of

changes

in

equity

-

continued
in

EUR

million
Share
capital

and
share
premium
Other
reserves
Retained
earnings
Share-
holders'
equity
(parent)
Non-
controlling
interests
Total
equity
Balance

as

at

31

December

2018
17,088 3,621 28,339 49,049 803 49,851
Net

change

in

fair

value

of

equity

instruments

at

fair

value

through

other

comprehensive

income
–123 322 199 2 201
Net

change

in

fair

value

of

debt

instruments

at

fair

value

through

other

comprehensive

income
– – – 1
Realised

gains/losses

on

debt

instruments

at

fair

value

through

other

comprehensive

income

reclassified

to

the

statement

of

profit

or

loss
–34 –34 –1 –36
Changes

in

cash

flow

hedge

reserve
830 830 31 861
Realised

and

unrealised

revaluations

property

in

own

use
29 7 36 –0 36
Remeasurement

of

the

net

defined

benefit

asset/liability
–23 –23 –23
Exchange

rate

differences

and

other
–121 –121 6 –116
Share

of

other

comprehensive

income

of

associates

and

joint

ventures

and

other

income
127 –129 –2
–
–2
Change

in

fair

value

of

own

credit

risk

of

financial

liabilities

at

fair

value

through

profit

or

loss
–91 –91 –91
Total

amount

recognised

directly

in

other

comprehensive

income

net

of

tax
593 200 793 38 832
Net

result
– 1,707 1,707 47 1,754
Total

comprehensive

income

net

of

tax
593 1,906 2,500 86 2,585
Dividends –1,714 –1,714 –27 –1,741
Changes

in

treasury

shares
3 3 3
Employee

stock

option

and

share

plans
27 –3 25 – 25
Balance

as

at

30

June

2019
17,116 4,218 28,528 49,862 862 50,723

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
31

Condensed

consolidated

statement

of

cash

flows
1

January

to

30

June
1

January

to

30

June
in

EUR

million
2020 2019 2020 2019
Cash

flows

from

operating

activities
Disposals

and

redemptions:
–

Associates

and

joint

ventures
12 6
Result

before

tax
1,065 2,493
-

Financial

assets

at

fair

value

through

other

comprehensive

income
8,523 8,982
Adjusted

for:
–

Depreciation

and

amortisation
402 388
-

Securities

at

amortised

cost
11,547 7,441
–

Addition

to

loan

loss

provisions
1,998 416
–

Property

and

equipment
4 71
–

Other

non-cash

items

in

Result

before

tax
1,285 53
–

Loans

sold
– 401
Taxation

paid
–1,149 –1,583
–

Other

investments
8 1
Changes

in:
–

Net

change

in

Loans

and

advances

to/from

banks,

not
available/payable

on

demand
51,912 –3,434
Net

cash

flow

from/(used

in)

investing

activities
–9,627 2,346
–

Net

change

in

Trading

assets

and

Trading

liabilities
3,208 –1,707
–

Loans

and

advances

to

customers
–9,865 –17,670
Cash

flows

from

financing

activities
–

Customer

deposits
34,416 15,297
Proceeds

from

debt

securities
48,565 54,835
–

Other
–5,849 9,502
Repayments

of

debt

securities
–46,335 –57,088
Net

cash

flow

from/(used

in)

operating

activities
77,422 3,754
Proceeds

from

issuance

of

subordinated

loans
2,165 1,089
Repayments

of

subordinated

loans
–2,608 –933
Cash

flows

from

investing

activities
Repayments

of

principal

portion

of

lease

liabilities
–132 –123
Investments

and

advances:
-

Acquisition

of

subsidiaries,

net

of

cash

acquired
– –17
Purchase/sale

of

treasury

shares
6 8
-

Associates

and

joint

ventures
–10 –60
Dividends

paid
–3 –1,714
-

Financial

assets

at

fair

value

through

other

comprehensive
income
–13,095 –7,765
Other

financing
–
-

Securities

at

amortised

cost
–16,306 –6,395
Net

cash

flow

from/(used

in)

financing

activities
1,658 –3,926
–

Property

and

equipment
–144 –135
–

Other

investments
–165 –184
Net

cash

flow
69,453 2,174
Cash

and

cash

equivalents

at

beginning

of

year
54,031 47,529
Effect

of

exchange

rate

changes

on

cash

and

cash

equivalents
–192 –53
Cash

and

cash

equivalents

at

end

of

year
123,292 49,650

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting
  |
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
32

Condensed

consolidated

statement

of

cash

flows

-

continued

Cash

and

cash

equivalents
30
June
2020
30
June
2019
Treasury

bills

and

other

eligible

bills
170 94
Deposits

from

banks/Loans

and

advances

to

banks
4,151 –2,615
Cash

and

balances

with

central

banks
118,971 52,171
Cash

and

cash

equivalents

at

end

of

year
123,292 49,650

The

increase

in

Cash

and

Cash

Equivalents

by

EUR

69

billion

in

the

6

month

period

up

to

30

June

2020

to

EUR

123

billion

were

mainly

driven

by

ING’s

participation

of

EUR

55

billion

in

the

targeted

longer

-term

refinancing
operations

(TLTRO

III)

in

June,

which

were

mainly

placed

on

deposit

with

the

ECB

as

at

30

June

(reported

as
Cash

and

balances

with

Central

Banks)

and

by

increased

customer

deposits.
The

table

below

presents

the

Interest

and

dividend

received

and

paid.

1

January

to

30

June
2020 2019
Interest

received
12,287 14,784
Interest

paid
–5,504 –7,575
6,784 7,208
Dividend

received
1
23 67
Dividend

paid
–3 –1,714

1.

Includes

dividends

received

as

recognized

within

Investment

Income,

from

equity

securities

included

in

the

Financial

assets

at

fair

value
through

profit

or

loss,

Financial

assets

at

fair

value

through

OCI,

and

from

Investments

in

associates

and

joint

ventures.

Dividend

paid
and

received

from

trading

positions

have

been

included.

Interest

received,

interest

paid

and

dividends

received

are

included

in

operating

activities

in

the

Condensed
consolidated

statement

of

cash

flows.

Dividend

paid

is

included

in

financing

activities

in

the

Condensed
consolidated

statement

of

cash

flows.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
33

Notes

to

the

Condensed

consolidated

interim

financial

statements
1

Basis

of

preparation

and

accounting

policies

1.1

Reporting

entity

ING

Groep

N.V.

is

a

company

domiciled

in

Amsterdam,

the

Netherlands.

Commercial

Register

of

Amsterdam,
number

33231073.

These

Condensed

consolidated

interim

financial

statements,

as

at

and

for

the

six

months
period

ended

30

June

2020,

comprise

ING

Groep

N.V.

(the

Parent

company)

and

its

subsidiaries,

together
referred

to

as

ING

Group.

ING

Group

is

a

global

financial

institution

with

a

strong

European

base,

offering

a
wide

range

of

retail

and

wholesale

banking

services

to

customers

in

over

40

countries.

1.2

Basis

of

prepa

ration

of

the

Condensed

consolidated

interim

financial

statements

The

ING

Group

Condensed

consolidated

interim

financial

statements

have

been

prepared

in

accordance

with
International

Accounting

Standard

34

‘

Interim

Financial

Reporting’.

The

accounting

policies

used

to

prepare
the

Condensed

consolidated

interim

financial

statements

are

consistent

with

International

Financial
Reporting

Standards

as

issued

by

the

International

Accounting

Standards

Board

(IFRS

-IASB)

and

are
consistent

with

those

set

out

in

the

notes

to

the

2019

Consolidated

financial

statements

as

included

in

the
Annual

Report

on

Form

20-F

of

ING

Group

except

for

the

adoption

of

a

number

of

amendments

effective

in
2020

as

set

out

in

Note

1.3

‘Changes

to

accounting

policies’.

The

Condensed

consolidated

interim

financial

statements

should

be

read

in

conjunction

with

ING

Group’s
2019

Consolidated

financial

statements

as

included

in

the

Form

20-F.

The

ING

Group

Condensed

consolidated

interim

financial

statements

have

been

prepared

on

a

going

concern
basis.

The

Condensed

consolidated

interim

financial

statements

are

presented

in

euros

and

rounded

to

the

nearest
million,

unless

stated

otherwise.

Amounts

may

not

add

up

due

to

rounding.
1.2.1

Presentation

of

Risk

management

disclosures
Certain

disclosures

of

the

nature

and

extent

of

risks

related

to

financial

instruments

as

disclosed

in

the

2019
ING

Group

Consolidated

financial

statements

and

included

in

the

2019

ING

Group

Annual

Report

on

Form

20-
F

are

updated

due

to

the

Covid-19

developments

in

the

first

six

months

of

2020.

Although

these

disclosures

are

included

in

the

‘Risk

management’

section,

they

are

an

integral

part

of

the
ING

Group

Condensed

consolidated

interim

financial

statements.

The

disclosures

are

indicated

by

the

symbol
(*).
1.2.2

Reconciliation

between

IFRS

-EU

and

IFRS

-IASB
ING

Group

also

publishes

its

Consolidated

financial

statements

and

Condensed

consolidated

interim

financial
statements

based

on

IFRS

-EU.

IFRS

-EU

refers

to

International

Financial

Reporting

Standards

(‘IFRS’)

as
adopted

by

the

European

Union

(EU),

including

the

decisions

ING

Group

made

with

regard

to

the

options
available

under

IFRS

as

adopted

by

the

EU.

IFRS

-EU

differs

from

IFRS

-IASB

in

respect

of

certain

paragraphs

in
IAS

39

‘Financial

Instruments:

Recognition

and

Measurement’

regarding

hedge

accounting

for

portfolio
hedges

of

intere

st

rate

risk.

Under

IFRS

9,

the

IAS

39

hedge

accounting

principles

can

be

applied.

Under

IFRS

-EU,

ING

Group

applies

fair

value

hedge

accounting

for

portfolio

hedges

of

interest

rate

risk

(fair
value

macro

hedges)

in

accordance

with

the

EU

carve

-out

versio

n

of

IAS

39.

Under

the

EU

IAS

39

carve

-out,
hedge

accounting

may

be

applied,

in

respect

of

fair

value

macro

hedges,

to

core

deposits

and

hedge
ineffectiveness

is

only

recognised

when

the

revised

estimate

of

the

amount

of

cash

flows

in

scheduled

time
buckets

falls

below

the

original

designated

amount

of

that

bucket

and

is

not

recognised

when

the

revised
amount

of

cash

flows

in

scheduled

time

buckets

is

more

than

the

original

designated

amount.

Under

IFRS-

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
34

IASB,

hedge

accounting

for

fair

value

macro

hedges

cannot

be

applied

to

core

deposits

and

ineffectiveness
arises

whenever

the

revised

estimate

of

the

amount

of

cash

flows

in

scheduled

time

buckets

is

either

more

or
less

than

the

original

designated

amount

of

that

bucket.

This

information

is

prepared

by

rever

sing

the

hedge

accounting

impacts

that

are

applied

under

the

EU

‘carve-
out’

version

of

IAS

39.

Financial

information

under

IFRS

-IASB

accordingly

does

not

take

account

of

the
possibility

that

had

ING

Group

applied

IFRS

-IASB

as

its

primary

accounting

framework

it

might

have

applied
alternative

hedge

strategies

where

those

alternative

hedge

strategies

could

have

qualified

for

IFRS

-IASB
compliant

hedge

accounting.

These

decisions

could

have

resulted

in

different

shareholders’

equity

and

net
result

amounts

compared

to

those

indicated

in

this

Condensed

consolidated

interim

financial

statements

on
Form

6-K.

Both

IFRS

-EU

and

IFRS

-IASB

differ

in

several

areas

from

accounting

principles

generally

accepted

in

the
United

States

of

America

(US

GAAP)

A

reconciliation

between

IFRS

-EU

and

IFRS

-IASB

is

included

below.
Reconciliation

net

result

under

IFRS-EU

and

IFRS

-IASB
1

January

to

30

June
2020 2019
In

accordance

with

IFRS

-EU
969 2,556
Adjustment

of

the

EU

IAS

39

carve-out
–493 –1,093
Tax

effect

of

the

adjustment
115 243
Effect

of

adjustment

after

tax
–379 –850
In

accordance

with

IFRS

-IASB

(attributable

to

the

shareholders

of

the

parent)
591 1,707
Non-controlling

interests
36 47
In

accordance

with

IFRS

-IASB

Total

net

result
626 1,754

Reconciliation

shareholders’

equity

under

IFRS

-EU

and

IFRS

-IASB
30
June
2020
31
December
2019
In

accordance

with

IFRS

-EU
54,305 53,769
Adjustment

of

the

EU

IAS

39

carve-out
–4,157 –3,658
Tax

effect

of

the

adjustment
1,001 885
Effect

of

adjustment

after

tax
–3,156 –2,773
Shareholders’

equity
51,149 50,996
Non-controlling

interests
1,022 893
In

accordance

with

IFRS

-IASB

Total

Equity
52,171 51,889

In

the

first

six

months

of

2020

interest

rates

decreased,

resulting

in

a

positive

hedge

accounting

impact

related
to

the

EU

IAS

39

carve-out.

The

difference

in

net

result

is

fully

reflected

in

the

segment

Wholesale

Banking.

1.3

Changes

to

accounting

policies

ING

Group

has

consistently

applied

its

accounting

policies

to

all

periods

presented

in

these

Condensed
consolidated

interim

financial

statements,

except

for

amendments

that

became

effective

in

2020.
1.3.1

Changes

in

IFRS

effective

in

2020
A

number

of

amended

standards

became

applicable

for

the

current

reporting

period

with

no

significant
impact

on

ING

Group’s

accounting

policies,

ING

Group’s

results

or

financial

position.

The

list

of

amendments

effective

in

the

current

period

and

applicable

for

ING

Group:
•

Amendments

to

IAS

39

‘

Financial

Instruments:

Recognition

and

Measurements’

and

IFRS

7

‘

Financial
Instruments:

Disclosures’:

‘IBOR

Reform

and

its

Effects

on

Financial

Reporting

–

Phase

1’

(issued

on

26
September

2019

and

early

adopted

by

ING

in

2019);
•

Amendments

to

IFRS

3

‘Business

Combinations’:

Definition

of

a

Business

(issued

on

22

October

2018);

•

Amendments

to

IAS

1

and

IAS

8:

‘Definition

of

Materi

al’

(issued

on

31

October

2018);

and

•

Amendments

to

References

to

the

Conceptual

Framework

in

IFRS

Standards

(issued

on

29

March

2018).

In

May

2020

the

IASB

also

issued

amendments

to

IFRS

16

‘Leases’:

‘Covid

-19-Related

Rent

Concessions’

to
provide

lessees

with

an

exemption

from

assessing

whether

a

Covid-19-related

rent

concession

is

a

lease

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
35

modification.

The

amendments

are

effective

for

annual

reporting

periods

beginning

on

or

after

1

June

2020,
with

earlier

application

permitted

(including

financial

statements

not

yet

authorised

for

issue

at

28

May
2020)

and

are

also

available

for

interim

reports.

The

amendments

will

not

have

material

impact

on

ING
Group’s

accounting

policies,

ING

Group’s

results

or

financial

position.

ING

Group

has

not

early

adopted

any

standard,

interpretation

or

amendment

(including

the

above
mentioned

IFRS

16

amendments)

which

has

been

issued,

but

is

not

yet

effective.

For

further

information,

reference

is

made

to

Note

1

‘Basis

of

preparation

and

accounting

policies,

1.4.2
Upcoming

changes

in

IFRS

after

2019’

in

the

2019

ING

Group

Consolidated

financial

statements

as

included

in
the

Form

20-F.
1.4

Significant

judgments

and

critical

accounting

estimates

and

assumptions
The

preparation

of

the

Condensed

consolidated

interim

financial

statements

requires

management

to

make
judgements

in

the

process

of

applying

its

accounting

policies

and

to

use

estimates

and

assumptions.

The
estimates

and

assumptions

affect

the

reported

amounts

of

the

assets

and

liabilities

and

the

amounts

of

the
contingent

assets

and

contingent

liabilities

at

the

balance

sheet

date,

as

well

as

reported

income

and
expenses

for

the

period.

The

actual

outcome

may

differ

from

these

estimates.

The

process

of

setting
assumptions

is

subject

to

internal

control

procedures

and

approvals.

As

discussed

in

Note

1.5

‘

Significant

judgements

and

critical

accounting

estimates

and

assumptions’

of

the
2019

ING

Group

Consolidated

financial

statements

as

included

in

the

Form

20-F,

ING

Group

has

identified

the
following

3

areas

that

require

management

to

make

significant

judgements

and

use

critical

accounting
estimates

and

assumptions

based

on

the

information

and

financial

data

that

may

change

in

future

periods:
•

The

determination

of

the

fair

values

of

financial

assets

and

liabilities;

•

Loan

loss

provisions;

and

•

Provisions.

These

areas

continue

to

be

relevant

for

these

Condensed

consolidated

interim

financial

statements,

and,

in
particular,

an

increased

level

of

estimation

uncertainty

is

observed

for

Loan

loss

provisions

due

to

Covid-19
outbreak

and

determination

of

the

fair

values

of

financial

assets

and

liabilities

due

to

market

developments
in

the

first

six

months

of

2020.

In

addition

to

the

disclosures

in

the

2019

Annual

Report

on

Form

20-F,

the

increased

uncertainty

for

Loan

loss
provisions

from

Covid-19

manifested

itself

in

the

following

key

areas:

the

uncertainty

around

macroeconomic
forecasts

and

the

period

and

duration

of

the

economic

recovery

path;

uncertainty

around

determining

when
there

has

been

a

significant

increase

in

credit

risk,

especially

in

the

light

of

government

measures

such

as
payment

holidays

where

traditional

risk

drivers

in

ECL

models

based

on

payment

behaviour

can

be

ineffective
as

these

clients

are

not

required

to

make

regular

payments

and

limited

(if

any)

information

is

available.

For
further

discussion

and

details

of

the

significant

judgements

and

critical

accounting

estimates

and
assumptions

relating

to

the

Loan

loss

provisions,

reference

is

made

to

paragraph

‘Loan

loss

provisioning’

in
the

‘Risk

management’

section

of

the

interim

report.

In

light

of

uncertainties

due

to

Covid-19,

the

assessment

of

impairment

of

non-financial

assets

became

a

new
area

of

critical

accounting

estimates

in

the

first

six

months

of

2020.

For

ING

it

mainly

related

to

the
assessment

for

potential

impairment

of

goodwill

and

an

investment

in

associate

(TMB),

which

involves
estimation

of

their

recoverable

amounts.

Recoverable

amounts

are

sensitive

to

the

assumptions

used

and
their

estimation

becomes

particularly

judgmental

in

light

of

uncertainties

due

to

Covid-19.

The

projected

cash
flows,

discount

rates

and

growth

rates

are

particularly

relevant

and

the

sensitivity

of

the

recoverable
amounts

to

these

assumptions

is

described

in

Note

7

‘Intangible

assets’

and

Note

6

‘Investments

in

associates
and

joint

ventures’.

1.5

Other

developments

ING

has

historically

aligned

the

Definition

of

Default

for

regulatory

purposes

with

the

definition

of

‘credit-
impaired’

financial

assets

under

IFRS

9

(Stage

3).

To

comply

with

new

regulatory

technical

standards

(RTS)
and

EBA

guidelines

ING

updated

its

Definition

of

Default

in

the

first

quarter

of

2020.

Consequently,

ING
updated

this

definition

also

for

IFRS

9

purposes.

From

an

accounting

perspective,

this

represents

a

change

in
accounting

estimate.

This

change

had

no

material

impact

on

the

Expected

Credit

Losses

but

impacted

the
migration

of

assets

mainly

between

Stage

2

and

Stage

3

resulting

in

an

increase

in

Stage

3

assets.

For

more
details

on

this

impact,

reference

is

made

to

paragraph

‘Loan

loss

provisioning’

in

the

‘Risk

management’
section

of

the

interim

report.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
36

Notes

to

the

Condensed

consolidated

statement

of

financial

position
2

Financial

assets

at

fair

value

through

profit

or

loss
Financial

assets

at

fair

value

through

profit

or

loss
30
June
2020
31
December
2019
Trading

assets
53,781 49,254
Non-trading

derivatives
2,488 2,257
Designated

at

fair

value

through

profit

or

loss
3,700 3,076
Mandatorily

measured

at

fair

value

through

profit

or

loss
51,142 41,600
111,110 96,187

Trading

assets

include

assets

that

are

classified

under

IFRS

as

Trading,

but

are

closely

related

to

servicing

the
needs

of

the

clients

of

ING

Group.

ING

offers

institutional

clients,

corporate

clients,

and

governments,
products

that

are

traded

on

the

financial

markets.

A

significant

part

of

the

derivatives

in

the

trading

portfolio

is

related

to

servicing

corporate

clients

in

their

risk
management

to

hedge

for

example

currency

or

interest

rate

exposures.

In

addition,

ING

provides

its
customers

access

to

equity

and

debt

markets

for

issuing

their

own

equity

or

debt

securities

(securities
underwriting).

Part

of

the

trading

assets

are

sold

subject

to

repurchase

agreements,

securities

lending

and

similar
agreements

comparable

to

collateralised

lending,

and

continue

to

be

recognised

in

the

consolidated
statement

of

financial

position.

From

a

risk

perspective,

the

gross

amount

of

trading

assets

must

be

considered

together

with

the

gross
amount

of

trading

liabilities,

which

are

presented

separately

on

the

statement

of

financial

position

since

IFRS
does

not

always

allow

netting

of

these

positions

in

the

stateme

nt

of

financial

position.
As

at

30

June

2020,

Trading

Assets

include

Loans

and

receivables

of

EUR

14,344

million

(31

December

2019:
EUR

11,969

million)

with

regard

to

reverse

repurchase

transactions.

Reference

is

made

to

Note

9

‘Financial

liabilities

at

fair

value

through

profit

or

loss’

for

information

on

trading
liabilities.

Financial

assets

‘Mandatorily

measured

at

fair

value

through

profit

or

loss’

mainly

include

reverse

repurchase
agreements.

The

related

repurchase

financial

liabilities

are

classified

as

financial

liabilities

‘Designated

at

fair
value

through

profit

or

loss’.

As

at

30

June

2020,

Financial

assets

mandatorily

measured

at

fair

value

through
profit

or

loss

include

Loans

and

receivables

of

EUR

49,048

million

(31

December

2019:

EUR

38,985

million)
with

regard

to

reverse

repurchase

transactions.

3

Financial

assets

at

fair

value

through

other

comprehensive

income
Financial

assets

at

fair

value

through

other

comprehensive

income

by

type
30
June
2020
31
December
2019
Equity

securities
1,998 2,306
Debt

securities
1
35,650 30,483
Loans

and

advances
1
1,345 1,680
38,993 34,468

1

Debt

securities

include

an

amount

of

EUR

-10

million

(31

December

2019:

EUR

-7

million)

and

the

Loans

and

advances

includes

EUR

-3
million

(31

December

2019:

EUR

-3

million)

of

Loan

loss

provisions.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
37

Exposure

to

equity

securities
Equity

securities

designated

as

at

fair

value

through

other

comprehensive

income
Carrying
value
Dividend
income
Carrying
value
Dividend
income
30
June
2020
30
June
2020
31
December
2019
31
December
2019
Investment

in

Bank

of

Beijing
1,704 – 2,001 93
Other

Investments
294 2 305 18
1,998 2 2,306 111

For

strategic

equity

securities,

ING

decided

to

apply

the

option

to

irrevocably

designate

these

investments

at
fair

value

through

other

comprehensive

income,

instead

of

the

IFRS

9

default

measurement

of

fair

value
through

profit

or

loss.

As

at

30

June

ING

holds

approximately

13%

(31

December

2019:

13%)

of

the

shares

of

Bank

of

Beijing,

a

bank
listed

on

the

stock

exchange

of

Shanghai.

As

per

regulatory

requirements

set

by

China

Banking

and

Insurance

Regulatory

Commission,

ING,

as

a

shareholder

holding

more

than

5%

or

more

of

the

shares,

is

required

to
supply

additional

capital

when

necessary.

No

request

for

additional

capital

was

received

as

per

30

June

2020
(2019:

nil).

Changes

in

fair

value

through

other

comprehensive

income
The

following

table

presents

changes

in

financial

assets

at

fair

value

through

other

comprehensive

income.

Changes

in

fair

value

through

other

comprehensive

income

financial

assets
FVOCI

equity

securities
FVOCI

debt

instruments
1
Total
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Opening

balance

as

at

1

January
2,306 3,228 32,163 27,995 34,468 31,223
Additions
9 11 13,087 16,259 13,095 16,270
Amortisation
32 –12 32 –12
Transfers

and

reclassifications
1 3 – –0 1 3
Changes

in

unrealised

revaluations
2
–289 139 611 258 322 397
Impairments
–0 –2 –0 –2
Reversals

of

impairments
–3 1 –3 1
Disposals

and

redemptions
–1 –1,091 –8,524 –12,298 –8,526 –13,389
Exchange

rate

differences
–27 15 –369 –40 –396 –25
Changes

in

the

composition

of

the

group

and

other
changes
–0 – –0 2 –0 3
Closing

balance
1,998 2,306 36,995 32,163 38,993 34,468
1

Fair

value

through

other

comprehensive

income

debt

instruments

includes

both

debt

securities

and

loans

and

advances.
2

Changes

in

unrealised

revaluations

include

changes

on

hedged

items

which

are

recognised

in

the

statement

of

profit

or

loss.

In

the

first

six

months

of

2020,

changes

in

unrealised

revaluations

of

equity

securities

decreased

mainly
related

to

negative

revaluation

of

the

stake

in

Bank

of

Bejing

following

a

sharp

decline

in

share

price

(EUR

-
271

million).

In

the

first

quarter

of

2019,

ING

sold

its

last

tranche

of

shares

in

India’s

Kotak

Mahindra

Bank

(Kotak)

for

EUR
880

million.

The

transaction,

for

a

stake

of

3.07%,

concluded

the

divestment

process

and

was

the

main

driver
for

the

‘disposal’

line

in

2019.

Reference

is

made

to

Note

4

‘Securities

at

amortised

cost’

for

details

on

ING

Group’s

total

exposure

to

debt
securities.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
38

4

Securities

at

amortised

cost

Securities

at

amortised

cost

fully

consist

of

Debt

securities.

ING

Group’s

total

exposure

to

debt

securities

is

included

in

the

following

lines

in

the

statement

of

financial
position:
Exposure

to

debt

securities
30
June
2020
31
December
2019
Debt

securities

at

fair

value

through

other

comprehensive

income
35,650 30,483
Debt

securities

at

amortised

cost
51,085 46,108
Debt

securities

at

fair

value

through

other

comprehensive

income

and

amortised

cost
86,735 76,592
Trading

assets
6,852 6,256
Debt

securities

at

fair

value

through

profit

or

loss
3,643 3,067
Total

debt

securities

at

fair

value

through

profit

or

loss
10,496 9,323
97,230 85,914

ING

Group’s

total

exposure

to

debt

securities

(excluding

debt

securities

held

in

the

trading

portfolio)

of

EUR

90,378

million

(31

December

2019:

EUR

79,659

million)

is

specified

as

follows:

Debt

securities

by

type

of

exposure
Debt

Securities
at

FVPL
Debt

Securities
at

FVOCI
Debt

Securities
at

AC
Total
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Government

bonds
148 408 24,679 20,300 28,427 25,627 53,254 46,334
Sub

-sovereign,

Supranationals
and

Agencies
1,413 505 7,862 6,606 13,006 10,689 22,281 17,801
Covered

bonds
1,986 1,734 6,669 6,960 8,655 8,693
Corporate

bonds
325 476 137 143 462 619
Financial

institutions'

bonds
1,353 1,440 377 332 1,933 1,536 3,663 3,308
ABS

portfolio
730 714 431 1,043 934 1,163 2,095 2,920
3,643 3,067 35,660 30,491 51,106 46,118 90,409 79,676
Loan

loss

provisions
–10 –7 –21 –10 –31 –17
Bond

portfolio
3,643 3,067 35,650 30,483 51,085 46,108 90,378 79,659

Approximately

88%

(31

December

2019:

90%)

of

the

exposure

in

the

ABS

portfolio

is

externally

rated

AAA,
AA

or

A.

There

are

no

borrowed

debt

securities

recognised

in

the

statement

of

financial

position.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
39

5

Loans

and

advances

to

customers
Loans

and

advances

to

customers

by

type
30
June
2020
31
December
2019
Loans

to,

or

guaranteed

by,

public

authorities
41,925 42,190
Loans

secured

by

mortgages
348,769 348,526
Loans

guaranteed

by

credit

institutions
4,397 3,775
Personal

lending
28,814 28,250
Corporate

loans
194,511 189,878
618,416 612,619
Loan

loss

provisions
–6,029 –4,590
612,387 608,029

As

at

30

June

2020,

Loans

and

advances

to

customers

–

corporate

loans

include

receivables

with

regard

to
securities

which

have

been

acquired

in

reverse

repurchase

transactions

amounting

to

EUR

3,012

million

(31
December

2019:

EUR

180

million).

For

details

on

credit

quality

and

loan

loss

provisioning,

refer

to

‘Risk

management

–

Credit

risk’

paragraph
‘Credit

quality’.

Loans

and

advances

to

customers

by

subordination
30
June
2020
31
December
2019
Non-subordinated 612,309 607,908
Subordinated 78 121
612,387 608,029

No

individual

loan

or

advance

has

terms

and

conditions

that

significantly

affect

the

amount,

timing

or
certainty

of

the

consolidated

cash

flows

of

the

Group.

6

Investments

in

associates

and

joint

ventures
Investments

in

associates

and

joint

ventures
30

June

2020
Interest
held

(%)
Fair

value
of

listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB

Public

Company

Limited
23 673 1,492 54,563 48,832 526 378
Other

investments

in

associates

and

joint
ventures
283
1,775

Investments

in

associates

and

joint

ventures
31

December

2019
Interest
held

(%)
Fair

value
of

listed
invest-
ments
Balance
sheet
value
Total
assets
Total
liabilities
Total
income
Total
expenses
TMB

Public

Company

Limited
23 1,109 1,509 55,804 49,974 1,145 891
Other

investments

in

associates

and

joint
ventures
281
1,790

The

reporting

dates

of

certain

associates

and

joint

ventures

can

differ

from

the

reporting

date

of

the

Group,
but

by

no

more

than

three

months.

TMB

Bank

Public

Company

Limited
ING

Group

has

a

23.03%

investment

in

TMB

Bank

Public

Company

Limited

(hereafter:

TMB),

a

bank

listed

on
the

Stock

Exchange

of

Thailand.

TMB

is

providing

products

and

services

to

Wholesale,

Small

and

Medium
Enterprise

(SME),

and

Retail

customers.

In

December

2019

TMB

merged

with

Thanachart

Bank

and

became
Thailand’s

sixth

largest

bank.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
40

TMB

is

accounted

for

as

an

investment

in

associate

based

on

the

size

of

ING

shareholding

and

representation
on

the

Board.

IFRS

requires

to

test

its

investment

in

TMB

for

impairment

when

there

is

an

indication

that
impairment

might

exist.

Impairment

testing
In

the

first

half

year

of

2020,

the

fair

value

of

ING’s

investment

in

TMB

significantly

declined

below

the
purchase

cost.

This

indicator

triggered

ING

to

perform

an

impairment

test

on

the

recoverability

of

the
investment

of

TMB.

The

impairment

test

performed

led

to

no

impairment

at

30

June

2020,

as

the
recoverable

amount,

as

determined

by

a

Value

in

Use

calculation,

was

higher

than

the

carrying

amount.

Investments

in

associates

and

joint

ventures
30

June

2020
Value

in

Use
Fair
value
Carrying

value
TMB

Public

Company

Limited
1,606 673 1,492

Methodology
In

line

with

IFRS,

the

recoverable

amount

is

determined

as

the

higher

of

the

fair

value

less

costs

of

disposal
and

Value

in

Use

(‘VIU’).

Fair

value

less

costs

of

disposal

is

based

on

observable

share

price.

The

ViU
calculation

uses

discounted

cash

flow

projections

based

on

management’s

best

estimates.

VIU

is

derived
using

a

Dividend

Discount

Model

(DDM)

where

distributable

equity,

i.e.

future

earnings

available

to

ordinary
shareholders,

is

used

as

a

proxy

for

future

cash

flows.

The

valuation

looks

at

expected

cash

flows

into
perpetuity

resulting

in

two

main

components

to

the

ViU

calculation:
i)

the

estimation

of

future

earnings

over

a

5

year

forecast

period;

and
ii)

the

terminal

value

being

the

extrapolation

of

earnings

into

perpetuity

applying

a

long

term

growth
rate.

The

earnings

that

are

used

for

extrapolation

represent

the

stable

long

term

financial

results

and
position

of

TMB,

i.e.

a

steady

state.

The

terminal

value

comprises

the

ma

jority

of

the

total

VIU.

Key

assumptions

used

in

the

VIU

calculation
The

value

in

use

is

determined

using

a

valuation

model

which

is

subject

to

multiple

management

assumptions.
The

key

assumptions,

i.e.

those

to

which

the

overall

result

is

most

sensitive

to,

are

the

following:
●

Terminal

growth

rate:

3%

for

periods

after

2024,

consistent

with

current

long

term

forecasts

of

GDP
growth

for

Thailand;
●

Discount

rate

(cost

of

equity):

9%,

based

on

the

capital

asset

pricing

model

(CAPM)

calculated

for

TMB,
using

current

market

data

.

The

model

was

tested

for

reasonably

possible

changes

to

key

assumptions

in

the

model.

This

reflects

the
sensitivity

of

the

VIU

to

each

key

assumption

on

its

own

and

it

is

possible

that

more

than

one

favourable
and/or

unfavourable

change

may

occur

at

the

same

time.

A

reduction

in

all

of

the

forecasted

annual

cash
flows,

including

terminal

value,

of

7.1%

would

reduce

the

recoverable

amount

to

the

carrying

amount.

A

-
122bps

change

in

the

terminal

growth

rate

or

a

46bps

change

in

the

discount

rate

would

cause

the

VIU

to
equal

the

carrying

amount.

Changes

in

Investments

in

associates

and

joint

ventures
30
June
2020
31
December
2019
Opening

balance

as

at

1

January
1,790 1,203
Additions 10 507
Transfers

to

and

from

Investments/Other

assets

and

liabilities
–0 4
Revaluations
2 –18
Share

of

results
33 82
Dividends

received
–11 –58
Disposals –1 –10
Impairments
1 –34
Exchange

rate

differences
–55 113
Other 6
Closing

balance
1,775 1,790

Share

of

results

from

associates

and

joint

ventures

of

EUR

33

million

(2019:

EUR

82

million)

as

included

in

the
table

above,

is

mainly

attributable

to

results

of

TMB

of

EUR

39

million

(2019:

EUR

77

million).
Share

of

results

from

associates

and

joint

ventures

as

presented

in

the

statement

of

profit

or

loss

includes,
besides

above

mentioned

share

of

results,

also

impairments.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
41

7

Intangible

assets
Changes

in

intangible

assets
Goodwill Software Other Total
30

June
2020
31
December
2019
30

June
2020
31
December
2019
30

June
2020
31
December
2019
30

June
2020
31
December
2019
Opening

balance
907 918 958 868 52 53 1,916 1,839
Additions 17 50 94 – 50 111
Capitalised

expenses
115 285 115 285
Amortisation –120 –235 –1 –2 –121 –237
Impairments
1
–310 –3 –61 –15 –0 –328 –61
Exchange

rate

differences
–35 –28 –5 – –0 –0 –40 –28
Disposals –8 –1 –0 –8 –1
Changes

in

the

composition

of

the

group
and

other

changes
2 8 – 1 2 9
Closing

balance
562 907 989 958 35 52 1,586 1,916
Gross

carrying

amount
872 907 2,738 2,608 60 61 3,670 3,575
Accumulated

amortisation
–1,737 –1,641 –8 –7 –1,745 –1,648
Accumulated

impairments
–310 –11 –9 –17 –2 –338 –11
Net

carrying

value
562 907 989 958 35 52 1,586 1,916
1

Impairments

of

intangible

assets

are

presented

within

Other

operating

expenses

in

the

statement

of

Profit

or

Loss.

Goodwill
Goodwill

is

allocated

to

groups

of

cash

generating

units

(CGUs)

as

follows:
Goodwill

allocation

to

group

of

CGUs
Method

used

for
recoverable

amount
Discount

rate
Long

term
growth

rate
Goodwill Goodwill
Group

of

CGUs
30
June
2020
31
December
2019
Retail

Netherlands

Values

in

use
8.46% 0.00% 30 30
Retail

Belgium

Values

in

use
9.54% 0.00% 50
Retail

Germany

Values

in

use
8.43% 0.00% 349 349
Retail

Growth

Markets
1

Values

in

use
13.59% 3.61% 182 209
Wholesale

Banking
1

Values

in

use
9.38% 0.85% 268
562 907

1

Goodwill

related

to

Growth

Countries

is

allocated

across

two

groups

of

CGUs,

EUR

182

million

to

Retail

Growth

Markets

and

EUR

0
million

to

Wholesale

Banking

(31

December

2019:

EUR

209

million

to

Retail

Growth

Markets

and

EUR

61

million

to

Wholesale
Banking).

Covid-19

has

resulted

in

adverse

changes

in

the

market

and

economic

environment.

Due

to

the

impact

of

the
significant

deterioration

in

the

economic

environment

on

the

cash

flow

outlook

of

our

businesses,

we
completed

a

goodwill

impairment

review

across

ING

Group

in

the

second

quarter

of

2020.

This

review

resulted

in

the

recognition

of

goodwill

impairments

on

the

CGU

Retail

Belgium

of

EUR

50

million
(of

which

EUR

43

million

Retail

Belgium

segment

and

EUR

8

million

Corporate

Line)

and

on

the

CGU
Wholesale

Banking

of

EUR

260

million

(fully

reported

in

the

Wholesale

Banking

segment).

For

both

CGUs

the

impairment

resulted

from

the

negative

developments

in

the

macro-economic

outlook

in

the
context

of

the

Covid-19

pandemic.

In

addition,

the

applicable

discount

rate

is

also

affected

by

the

deteriorated
economic

and

risk

environment.

The

discount

rate

used

to

estimate

the

value

in

use

of

the

CGU

Belgium

as

at
30

June

2020

was

9.54

%

(31

December

2019:

6.94

%).

The

discount

rate

used

to

estimate

the

value

in

use

of
CGU

Wholesale

Banking,

which

is

based

on

the

weighted

average

of

the

discount

rates

of

various

local
businesses

as

Wholesale

Banking

is

a

global

business

line,

was

at

30

June

9.38%

(31

December

2019:

7.29%).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
42

For

each

of

the

other

group

of

CGU’s

the

recoverable

amount

exceeds

the

carrying

value

of

the

CGUs

for
2020

and

2019

and

therefore

no

impairment

is

required.

Methodology

Several

methodologies

are

applied

to

arrive

at

the

best

estimate

of

the

recoverable

amount.

In

line

with

IFRS,
the

recoverable

amount

is

determined

as

the

higher

of

the

fair

value

less

costs

of

disposal

and

Value

in

Use
(VIU).

The

VIU

calculation

is

based

on

a

Dividend

Discount

model

using

three

year

management

approved
plans,

updated

for

the

expected

impact

of

Covid-19.

When

estimating

the

VIU

of

a

CGU,

local

conditions

and
requirements

determine

the

capital

requirements,

discount

rates,

and

terminal

growth

rates.

These

local
conditions

and

capital

requirements

determine

the

ability

to

upstream

excess

capital

and

profits

to

ING
Group.

The

discount

rate

calculation

includes

other

inputs

such

as

equity

market

premium,

country

risk
premium,

and

long

term

inflation

which

are

based

on

market

sources

and

management’s

judgement.

The
long

term

growth

rate

for

EU-countries

is

based

on

long-term

risk-free

rate

by

reference

to

the

yield

of

a
composite

index

consisting

of

Euro

generic

government

bonds,

with

a

maturity

of

30

years.

For

other
countries,

the

growth

rate

includes

long

term

inflation

rate

obtained

from

market

sources.

Sensitivity

of

key

assumptions

Key

assumptions

in

the

goodwill

impairment

test

model

are

the

projected

locally

available

cash

flows

(based
on

local

capital

requirements

and

projected

profits),

discount

rate

s

(cost

of

equity),

and

long

term

growth
rates.

The

recoverable

amounts

of

the

unimpaired

CGU’s

are

sensitive

to

the

above

key

assumptions.

A

decrease

in

the

available

cash

flow

of

10%,

an

increase

in

the

discount

rate

of

1

percent

point

or

a
reduction

of

future

growth

rate

to

zero

are

considered

reasonably

possible

changes

in

key

assumptions.

If

the
aforementioned

changes

occur

to

the

above

key

assumptions

holding

the

other

key

assumptions

constant,
goodwill

of

the

remaining

CGUs

will

continue

to

be

recoverable

and

no

impairment

will

occur.
Other

intangible

assets

with

indefinite

life

The

carrying

value

of

CGU

Wholesale

Banking

includes

as

at

30

June

2020

EUR

11

million

(31

December

2019:
EUR

20

million)

of

intangibles

with

indefinite

life

which

relates

to

acquired

trade

names

in

the

payments

and
cash

management

business.

The

asset

is

deemed

to

have

indefinite

life

because

there

is

no

foreseeable

limit
to

the

cash

flows

generated

by

those

intangible

assets.

In

the

first

half

year

of

2020

an

impairment

of

an

indefinite

useful

life

asset

of

EUR

10

million

was

recognised,
related

to

a

trade

name

no

longer

in

use.

8

Deposits

from

banks

Deposits

from

banks

include

non-subordinated

debt

from

banks,

except

for

amounts

in

the

form

of

debt
securities.

Deposits

from

banks

by

type
30
June
2020
31
December
2019
Non-interest

bearing
19 180
Interest

bearing
78,631 34,646
78,649 34,826

Deposits

from

banks

includes

ING’s

participation

in

the

targeted

longer

-term

refinancing

operations

(TLTRO)
of

EUR

59.5

billion

(31

December

2019:

EUR

17.7

billion).

ING

participated

in

a

new

series

of

Targeted

Longer-
Term

Refinancing

Operations

(TLTRO

III)

for

EUR

4.5

billion

in

March

2020,

EUR

55.0

billion

in

June

2020

and
repaid

EUR

17.7

billion

on

previous

TLTRO.

The

TLTRO

funding

is

granted

for

a

period

of

three

years

with
early

repayment

option

after

1

year.

The

interest

rate

on

the

TLTRO

depends

on

the

lending

volumes

granted
to

corporates

(excluding

financial

institutions)

and

households

(excluding

mortgages).

Under

the

conditions

of

the

program,

banks

that

show

growth

in

lending

volumes

equal

to

or

above

0%
between

1

March

2020

and

31

March

2021

the

interest

rate

applied

on

all

TLTRO

III

operations

outstanding
over

the

period

between

24

June

2020

and

23

June

2021

will

be

50

basis

points

below

the

average

interest

rate

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
43

on

the

deposit

facility

prevailing

over

the

same

period,

and

in

any

case

not

higher

than

-1%.

In

subsequent
years

the

interest

will

be

in

a

corridor

between

the

Deposit

Facility

and

Main

Refinancing

Operations

rates,
depending

to

what

extent

ING

meets

the

lending

growth

conditions

of

the

TLTRO

III

program.

The

amount

of
interest

to

be

recognised

on

the

TLTRO

depends

on

a

reasonable

expectation

of

whether

the

conditions

will

be
met

over

the

life

of

the

loan.

Interest

on

TLTRO

is

presented

as

part

of

net

interest

margin.

9

Financial

liabilities

at

fair

value

through

profit

or

loss
Financial

liabilities

at

fair

value

through

profit

or

loss
30
June
2020
31
December
2019
Trading

liabilities
35,745 28,042
Non-trading

derivatives
2,435 2,215
Designated

at

fair

value

through

profit

or

loss
52,461 47,684
90,641 77,942

As

at

30

June

2020,

trading

liabilities

include

funds

on

deposit

of

EUR

8,559

million

(31

December

2019:

EUR
4,556

million)

with

regard

to

repurchase

transactions.

As

at

30

June

2020,

financial

liabilities

designated

at

fair

value

through

profit

or

loss

include

funds

entrusted
of

EUR

43,180

million

(31

December

2019:

EUR

38,492

million)

with

regard

to

repurchase

transactions.

10

Debt

securities

in

issue

Debt

securities

in

issue

relate

to

debentures

and

other

issued

debt

securities

with

either

fixed

interest

rates
or

interest

rates

based

on

floating

interest

rate

levels,

such

as

certificates

of

deposit

and

accepted

bills

issued
by

ING

Group,

except

for

subordinated

items.

Debt

securities

in

issue

do

not

include

debt

securities
presented

as

Financial

liabilities

at

fair

value

through

profit

or

loss.

ING

Group

does

not

have

debt

securities
that

are

issued

on

terms

other

than

those

available

in

the

normal

course

of

business.

The

maturities

of

the
debt

securities

are

as

follows:
Debt

securities

in

issue

–

maturities
30
June
2020
31
December
2019
Fixed

rate

debt

securities
Within

1

year
32,575 26,871
More

than

1

year

but

less

than

2

years
13,311 10,358
More

than

2

years

but

less

than

3

years
3,232 9,527
More

than

3

years

but

less

than

4

years
6,608 6,321
More

than

4

years

but

less

than

5

years
3,466 2,836
More

than

5

years
28,705 29,007
Total

fixed

rate

debt

securities
87,896 84,920
Floating

rate

debt

securities
Within

1

year
26,090 24,938
More

than

1

year

but

less

than

2

years
3,380 3,126
More

than

2

years

but

less

than

3

years
1,469 3,041
More

than

3

years

but

less

than

4

years
1,458 1,541
More

than

4

years

but

less

than

5

years
90 144
More

than

5

years
755 816
Total

floating

rate

debt

securities
33,242 33,608
Total

debt

securities
121,138 118,528

In

the

first

six

months

of

2020,

Debt

securities

in

issue

increased

by

EUR

2.6

billion.

This

increase

is

mainly
attributable

to

issuances

of

commercial

paper

of

EUR

4.7

billion,

certificates

of

deposits

of

EUR

0.6

billion

and
an

increase

in

other

debt

securities

of

EUR

1.2

billion

partly

offset

by

matured

savings

certificates

of

EUR

0.2
billion,

the

redemption

of

RMBS

(residential

mortgage

backed

securities)

of

EUR

0.5

billion

and

matured

long
term

maturity

bonds

of

EUR

3.2

billion.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
44

11

Subordinated

loans

Subordinated

loans

by

group

companies
30
June
2020
31
December
2019
ING

Groep

N.V.
13,691 13,069
ING

Group

companies
3,007 3,519
16,697 16,588

Subordinated

loans

issued

by

ING

Groep

N.V.

include

bonds

issued

to

raise

Tier

1

and

Tier

2

(CRD

IV

eligible)
capital

for

ING

Bank

N.V.

Under

IFRS

these

bonds

are

classified

as

liabilities

and

for

regulatory

purposes,

they
are

considered

capital.

Subordinated

loans

issued

by

ING

Group

companies

comprise,

for

the

most

part,
subordinated

loans

which

are

subordinated

to

all

current

and

future

liabilities

of

ING

Bank

N.V.

Changes

in

subordinated

loans

30
June
2020
31
December
2019
Opening

balance

as

at

1

January
16,588 13,724
New

issuances
2,165 3,429
Repayments –2,608 –933
Exchange

rate

differences

and

other
553 367
Closing

balance
16,697 16,588

In

2020

ING

Groep

N.V.

issued

in

February

USD

750

million

4.875%

Perpetual

Additional

Tier

1

Contingent
Convertible

Capital

Securities

and

in

May

EUR

1.5

billion

2.125%

Subordinated

Tier

2

Notes.

In

February

ING
Bank

N.V.

bought

back

USD

1

billion

5.800%

Tier

2

securities

via

a

tender

and

in

April

ING

Groep

N.V.
redeemed

USD

1

billion

6.000%

Perpetual

Additional

Tier

1

Contingent

Convertible

Capital

Securities

and

USD
700

million

6.125%

Perpetual

Debt

Securities.

Equity
12

Equity
Total

equity
30
June
2020
31
December
2019
Share

capital

and

share

premium
-

Share

capital
39 39
-

Share

premium
17,089 17,078
17,128 17,117
Other

reserves

-

Revaluation

reserve:

Equity

securities

at

FVOCI
1,270 1,580

-

Revaluation

reserve:

Debt

instruments

at

FVOCI
219 322

-

Revaluation

reserve:

Cash

flow

hedge
1,709 1,208

-

Revaluation

reserve:

Credit

liability
–103 –114

-

Revaluation

reserve:

Property

in

own

use
262 253

-

Net

defined

benefit

asset/liability

remeasurement

reserve
–252 –336

-

Currency

translation

reserve
–2,729 –2,079

-

Share

of

associates

and

joint

ventures

and

other

reserves
3,243 3,189

-

Treasury

shares
–3 –10
3,616 4,013
Retained

earnings
30,406 29,866
Shareholders’

equity

(parent)
51,149 50,996
Non-controlling

interests
1,022 893
Total

equity
52,171 51,889

In

March

2020,

ING

Group

announced

that

it

will

suspend

any

payment

of

dividends

until

1

October

2020,
following

an

industry

wide

recommendation

of

the

ECB.

The

ECB

subsequently

updated

their
recommendation

at

the

end

of

July,

extending

the

timeframe

for

suspension

of

dividend

payments

until

1

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
45

January

2021.

Any

dividend

payment

by

ING

will

therefore

be

delayed

until

after

1

January

2021.

Final
dividend

2019

paid

out

in

the

first

half

year

of

2020

is

therefore

nil

(2019:

EUR

1,714

million).

Changes

in

revaluation

reserve
Equity

securities

at
FVOCI
Debt

instruments

at
FVOCI
Cash

flow

hedge
Credit

liability
Property

in

own

use
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Opening

balance
1,580 1,914 322 398 1,208 604 -114 8 253 204
Changes

in

credit
liability

reserve
11 -116
Unrealised
revaluations
-312 137 -76 -43 501 604 11 58
Realised
gains/losses
transferred

to

the
statement

of
profit

or

loss
-27 -33
Realised
revaluations
transferred

to
retained

earnings
2 -472 – – -6 -2 -9
Closing

balance
1,270 1,580 219 322 1,709 1,208 -103 -114 262 253

Equity

securities

at

FVOCI
In

2020,

the

unrealised

revaluations

of

EUR

-312

million

includes

EUR

-297

million

of

revaluations

of

shares

in
Bank

of

Beijing.

In

2019,

the

unrealised

revaluations

of

EUR

137

million

are

due

to

the

revaluation

of

shares

in

Bank

of

Beijing
EUR

35

million

and

shares

in

EquensWorldLine

EUR

101

million.

The

EUR

-472

million

transfer

of

revaluation
reserve

to

retained

earnings

is

mainly

related

to

the

sale

of

shares

in

Kotak

Mahindra

Bank

EUR

-320

million
and

EquensWorldLine

EUR

-149

million.

Cash

flow

hedge

reserve
ING

mainly

hedges

floating

rate

lending

with

interest

rate

swaps.

Due

to

decrease

in

interest

rate

yield

curve
the

interest

rate

swaps

had

a

positive

revaluation

of

EUR

501

million

(2019:

EUR

604

million)

which

is
recognised

in

cash

flow

hedge

reserve.

Changes

in

currency

translation

reserve
30
June
2020
31
December
2019
Opening

balance
–2,079 –2,043
Unrealised

revaluations
84 –134
Realised

gains/losses

transferred

to

the

statement

of

profit

or

loss
–138
Exchange

rate

differences
–734 236
Closing

balance
–2,729 –2,079

Unrealised

revaluations

relates

to

changes

in

the

value

of

hedging

instruments

that

are

designated

as

net
investment

hedges.

The

hedging

strategy

is

to

hedge

the

CET1

ratio.

The

net

decrease

of

unrealized
revaluations

and

Exchange

rate

differences

of

EUR

-650

million

(2019:

EUR

102

million

increase)

is

related

to
several

currencies

including

TRY,

PLN,

GBP,

RUB

and

AUD

that

depreciated

against

the

EUR.
Realised

gains/losses

transferred

to

the

statement

of

profit

or

loss

in

2019

is

related

to

the

sale

of

shares

in
Kotak

Mahindra

Bank

(EUR

-119

million)

and

the

effect

of

the

merger

transaction

of

TMB

(EUR

-18

million).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
46

Notes

to

the

Condensed

statement

of

profit

or

loss
13

Net

interest

income

Net

interest

income
1

January

to

30

June
1

January

to

30

June
2020 2019 2020 2019
Interest

income

on

loans
8,333 9,659
Interest

expense

on

deposits

from

banks
113 184
Interest

income

on

financial

assets

at

fair

value

through

OCI
283 311
Interest

expense

on

customer

deposits
823 1,482
Interest

income

on

financial

assets

at

amortised

cost
263 359
Interest

expense

on

debt

securities

in

issue
1,005 1,239
Interest

income

on

non-trading

derivatives

(hedge

accounting)
1,769 2,268
Interest

expense

on

subordinated

loans
323 324
Negative

interest

on

liabilities
288 202
Negative

interest

on

assets
117 186
Total

interest

income

using

effective

interest

rate

method
10,935 12,799
Interest

expense

on

non-trading

derivatives

(hedge

accounting)
1,779 2,466
Total

interest

expense

using

effective

interest

rate

method
4,160 5,880
Interest

income

on

financial

assets

at

fair

value

through

profit

or

loss
450 1,006
Interest

expense

on

financial

liabilities

at

fair

value

through

profit

or

loss
348 892
Interest

income

on

non-trading

derivatives

(no

hedge

accounting)
556 588
1
Interest

expense

on

non-trading

derivatives

(no

hedge

accounting)
540 701
1
Interest

income

other
21 16
Interest

expense

on

lease

liabilities
11 12
Total

other

interest

income
1,026 1,610
Interest

expense

other
25 29
Total

other

interest

expense
925 1,633
Total

interest

income
11,962 14,410
Total

interest

expense
5,085 7,513
Net

interest

income
6,877 6,896
1

The

prior

periods

have

been

updated

to

improve

consistency

and

comparability.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
47

14

Net

fee

and

commission

income
Fee

and

commission

income
1

January

to

30

June
2020 2019
Funds

transfer
686 736
Securities

business
439 316
Insurance

broking
101 91
Asset

management

fees
115 97
Brokerage

and

advisory

fees
321 278
Other 644 648
2,307 2,164

Other,

mainly

consists

of

commission

fees

in

respect

of

bank

guarantees

of

EUR

98

million

(first

six

months

of
2019:

EUR

103

million),

in

respect

of

underwriting

syndication

loans

of

EUR

10

million

(first

six

months

of
2019:

EUR

6

million),

in

respect

of

structured

finance

fees

of

EUR

67

million

(first

six

months

of

2019:

EUR

76
million)

and

in

respect

of

collective

instruments

distributed

but

not

managed

by

ING

of

EUR

112

million

(first
six

months

of

2019:

EUR

80

million).

Fee

and

commission

expenses
1

January

to

30

June
2020 2019
Funds

transfer
301 321
Securities

business
80 95
Insurance

broking
– 1
Asset

management

fees
3 4
Brokerage

and

advisory

fees
157 129
Other 260 229
801 778

All

of

ING’s

net

fee

and

commission

income

are

in

scope

of

IFRS

15

‘Revenue

from

Contracts

with

Customers’.
Reference

is

made

to

Note

18

‘Segments’

which

includes

net

fee

and

commission

income,

as

reported

to

the
Executive

Board

and

the

Management

Board

Banking,

disaggregated

by

line

of

business

and

by

geographical
segment.

15

Valuation

results

and

net

trading

income
Valuation

results

and

net

trading

income
1

January

to

30

June
2020 2019
Securities

trading

results
–1,024 718
Derivatives

trading

results
1,596 –433
Other

trading

results
54 65
Change

in

fair

value

of

derivatives

relating

to
–

fair

value

hedges
231 –164
–

cash

flow

hedges

(ineffective

portion)
–42 24
–

other

non-trading

derivatives
383 150
Change

in

fair

value

of

assets

and

liabilities

(hedged

items)
–644 –830
Valuation

results

on

assets

and

liabilities

designated

at

FVPL

and

assets

mandatorily

measured
at

FVPL
–293 –329
Foreign

exchange

transactions

results
–264 310
–4 –489

Securities

trading

results

include

the

results

of

market

making

in

instruments

such

as

government

securities,
equity

securities,

corporate

debt

securities,

money

-market

instruments,

and

interest

rate

derivatives

such

as
swaps,

options,

futures,

and

forward

contracts.

Foreign

exchange

transactions

results

include

gains

and
losses

from

spot

and

forward

contracts,

options,

futures,

and

translated

foreign

currency

assets

and
liabilities.

Other

trading

results

include

the

results

of

trading

loans

and

funds

entru

sted.

Net

trading

income

relates

to

trading

assets

and

trading

liabilities

which

include

assets

and

liabilities

that

are
classified

under

IFRS

as

Trading

but

are

closely

related

to

servicing

the

needs

of

the

clients

of

ING.

ING

offers
products

that

are

traded

on

the

financial

markets

to

institutional

clients,

corporate

clients,

and

governments.

The

majority

of

the

risks

involved

in

security

and

currency

trading

is

economically

hedged

with

derivatives.
The

securities

trading

results

are

partly

offset

by

results

on

these

derivatives.

The

result

of

these

derivatives
is

included

in

Derivatives

trading

results.

The

result

on

currency

trading

is

included

in

foreign

exchange
transactions

results.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements

|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
48

The

fair

value

movements

on

the

derivatives

are

influenced

by

changes

in

the

market

conditions

such

as
stock

prices,

interest

rates

and

currency

exchange

rates.

Following

the

increased

concerns

about

the

Covid-
19

pandemic,

the

global

financial

markets

experienced

more

volatility

than

usual

in

the

first

half

of

2020
which

had

considerable

impact

on

the

results.

Aided

by

substantial

central

bank

intervention,

markets

have
recovered

during

the

second

quarter

of

2020

and

volatility

has

largely

returned

to

pre-pandemic

levels.
Derivatives

trading

results

is

also

impacted

by

fair

value
movements

arising

from

changes

in

credit

spreads
(CVA

and

DVA),

bid

offer

spreads,

model

risk

and

incremental

cost

of

funding

on

derivatives

(FVA

and

CollVA).
As

result

of

the

economic

consequences

of

the

Covid-19

pandemic,

ING

also

observed

significant

widening

of
the

spreads

resulting

in

increased

negative

fair

value

changes.

As

markets

stabilised

in

the

second

quarter

of
2020

and

spreads

tightened,

the

fair

value

changes
decreased

again

.
In

the

first

six

months

of

2020,

Derivatives

trading

results

include

EUR

-99

million

CVA/DVA

adjustments

on
trading

derivatives

(in

the

first

six

months

of

2019:

EUR

-1

million).

‘Valuation

results

and

net

trading

income’

include

the

fair

value

movements

on

derivatives

(used

for

both
hedge

accounting

and

economically

hedging

exposures)

as

well

as

the

changes

in

the

fair

value

of

assets

and
liabilities

included

in

hedging

relationsh

ips

as

hedged

items.

In

addition,

‘Valuation

results

and

net

trading

income’

include

the

results

on

assets

and

liabilities

designated
at

fair

value

through

profit

or

loss

and

assets

mandatorily

measured

at

fair

value

through

profit

or

loss.

In

the

first

six

months

of

2020,

Valuation

results

on

assets

and

liabilities

designated

at

fair

value

through
profit

or

loss

include

fair

value

adjustments

on

own

issued

notes

amounting

to

EUR

-141

million

(in

the

first
six

months

of

2019:

EUR

-373

million).

16

Other

income

Other

income
1

January

to

30

June
2020 2019
Share

of

result

associates

and

joint

ventures
34 19
Result

on

disposal

of

group

companies
– 117
Net

result

derecognition

of

FA

measured

at

amortised

cost
187 16
Other
48 144
269 296

In

the

first

six

months

of

2020,

ING

realised

a

result

of

EUR

186

million

following

a

one-off

sale

of

certain
securities

at

amortised

cost

driven

by

exception

al

market

conditions

due

to

Covid-19.

The

sale

is

considered
to

be

infrequent,

but

more

than

insignificant

in

value.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
49

17

Earnings

per

ordinary

share
Earnings

per

ordinary

share
Weighted

average
number

of

ordinary

shares

outstanding
Amount
during

the

period
Per

ordinary

share
(in

EUR

million)
(in

millions)
(in

EUR)
1

January

to

30

June
1

January

to

30

June
1

January

to

30

June
2020 2019 2020 2019 2020 2019
Basic

earnings
591 1,707 3,897.9 3,893.6 0.15 0.44
Basic

earnings

from

continuing
operations
591 1,707 0.15 0.44
Effect

of

dilutive

instruments:
Stock

option

and

share

plans
0.5 0.6
0.5 0.6
Diluted

earnings
591 1,707 3,898.5 3,894.2 0.15 0.44
Diluted

earnings

from

continuing
operations
591 1,707 0.15 0.44

Segment

reporting

18

Segments

ING

Group’s

segments

are

based

on

the

internal

reporting

structures

by

lines

of

business.

The

Executive

Board

of

ING

Group

and

the

Management

Board

Banking

set

the

performance

targets,

approve
and

monitor

the

budgets

prepared

by

the

business

lines.

Business

lines

formulate

strategic,

commercial,

and
financial

plans

in

conformity

with

the

strategy

and

performance

targets

set

by

the

Executive

Board

of

ING
Group

and

the

Management

Board

Banking.

Recognition

and

measurement

of

segment

results

are

in

line

with

the

accounting

policies

as

described

in
Note

1

‘Basis

for

preparation

and

accounting

policies’.

Corporate

expenses

are

allocated

to

business

lines
based

on

time

spent

by

head

office

personnel,

the

relative

number

of

staff,

or

on

the

basis

of

income,
expenses

and/or

assets

of

the

segment.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
50

The

following

table

specifies

the

segments

by

line

of

business

and

main

sources

of

income

of

each

of

the
segments:

Specification

of

the

main

sources

of

income

of

each

of

the

segments

by

line

of

business
Segments

of

results

by

line

of

business
Main

source

of

income
Retail

Netherlands
Income

from

retail

and

private

banking

activities

in

the

Netherlands,

including

the
SME

and

mid-corporate

segments,

and

the

Real

Estate

Finance

portfolio

related

to
Dutch

domestic

mid-corporates.

The

main

products

offered

are

current

and
savings

accounts,

business

lending,

mortgages

and

other

consumer

lending

in

the
Netherlands.
(Market

Leaders)
Retail

Belgium
Income

from

retail

and

private

banking

activities

in

Belgium

(including
Luxembourg),

including

the

SME

and

mid-corporate

segments.

The

main

products
offered

are

similar

to

those

in

the

Netherlands.
(Market

Leaders)
Retail

Germany
Income

from

retail

and

private

banking

activities

in

Germany

(including

Austria).
The

main

products

offered

are

current

and

savings

accounts,

mortgages

and

other
customer

lending.
(Challengers

and

Growth

Markets)
Retail

Other
Income

from

retail

banking

activities

in

the

rest

of

the

world,

including

the

SME
and

mid-corporate

segments

in

specific

countries.

The

main

products

offered

are
similar

to

those

in

the

Netherlands.
(Challengers

and

Growth

Markets)
Wholesale

Banking
Income

from

wholesale

banking

activities.

The

main

products

are:

lending,

debt
capital

markets,

working

capital

solutions,

export

finance,

daily

banking

solutions,
treasury

and

risk

solutions,

and

corporate

finance.

Specification

of

geographical

segments
Geographical

segments
Main

countries
The

Netherlands
Belgium
Including

Luxembourg
Germany
Including

Austria
Other

Challengers
Australia,

France,

Italy,

Spain,

Portugal,

Czech

Republic,

and

UK

Legacy

and

Other
Growth

Markets
Poland,

Romania,

Turkey,

Philippines

and

Asian

bank

stakes
Wholesale

Banking

Rest

of

World
UK,

Americas,

Asia

and

other

countries

in

Central

and

Eastern

Europe
Other
Corporate

Line

Banking

and

the

run-off

portfolio

of

Real

Estate

ING

Group

monitors

and

evaluates

the

performance

of

ING

Group

at

a

consolidated

level

and

by

segment
using

results

based

on

figures

according

to

IFRS

as

adopted

by

the

European

Union

(IFRS

-EU).

The

Executive
Board

and

the

Management

Board

Banking

consider

this

measure

to

be

relevant

to

an

understanding

of

the
Group’s

financial

performance,

because

it

allows

investors

to

understand

the

primary

method

used

by
management

to

evaluate

the

Group’s

operating

performance

and

make

decisions

about

allocating

resources.
In

addition,

ING

Group

believes

that

the

presentation

of

result

s

in

accordance

with

IFRS

-EU

helps

investors
compare

its

segment

performance

on

a

meaningful

basis

by

highlighting

result

before

tax

attributable

to
ongoing

operations

and

the

profitability

of

the

segment

businesses.

IFRS

-EU

result

is

derived

by

excluding
from

IFRS

-IASB

the

impact

of

the

IFRS-EU

‘IAS

39

carve

out’

adjustment.

The

IFRS

-EU

‘IAS

39

carve-out’

adjustment

relates

to

fair

value

portfolio

hedge

accounting

strategies

for

the
mortgage

and

savings

portfolios

in

the

Benelux,

Germany

and

Other

Challengers

that

are

not

eligible

under
IFRS

-IASB.

As

no

hedge

accounting

is

applied

to

these

mortgage

and

savings

portfolios

under

IFRS

-IASB,

the
fair

value

changes

of

the

derivatives

are

not

offset

by

fair

value

changes

of

the

hedge

items

(mortgages

and
savings).

ING

Group

reconciles

the

total

segment

results

to

the

total

result

using

Corporate

Line.

The

Corporate

Line

is
a

reflection

of

capital

management

activities

and

certain

income

and

expenses

that

are

not

allocated

to

the
banking

businesses,

including

a

recog

nition

of

a

value

-added

tax

(VAT)

refund

in

the

first

half

of

2020
(recorded

under

expenses),

while

the

same

period

of

last

year

included

a

EUR

119

million

gain

from

the

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
51

release

of

a

currency

translation

reserve

following

the

sale

of

ING’s

stake

in

Kotak

Mahindra

Bank

in

2019

and
the

recognition

of

a

EUR

79

million

receivable

related

to

the

insolvency

of

a

financial

institution

(both
recorded

under

income).

Furthermore,

the

Corporate

Line

includes

the

isolated

legacy

costs

(mainly

negative
interest

results)

caused

by

the

replacement

of

short-term

funding

with

long-term

funding

during

2013

and
2014.

ING

Group

applies

a

system

of

capital

charging

for

its

banking

operations

in

order

to

create

a
comparable

basis

for

the

results

of

business

units

globally,

irrespective

of

the

business

units’

book

equity

and
the

currency

they

operate

in.

The

difference

between

IFRS

-IASB

and

IFRS

-EU

is

reflected

in

the

Wholesale

segment,

and

in

the

geographical
segments

the

Netherlands,

Belgium,

Germany

and

Other

Challengers.

As

from

the

financial

year

2020

the
information

presented

to

the

Executive

Board

is

no

longer

based

on

underlying

results

but

on

IFRS

as
endorsed

by

the

EU.

Pre

viously

monitoring

and

evaluation

of

ING

Group’s

segments

was

based

on

a

non-
GAAP

financial

performance

measure

called

underlying.

Underlying

result

was

derived

by

excluding

from
IFRS

-IASB

the

following:

the

impact

of

the

IFRS

-EU

‘IAS

39

carve-out’

adjustment,

special

items,

divestments
and

results

from

former

insurance

related

activities.

In

2020

and

2019

no

special

items,

divestments

or
results

from

former

insurance

related

activities

were

recorded

anymore.

The

information

presented

in

this

note

is

in

line

with

the

information

presented

to

the

Executive

Board

of

ING
Group

and

Management

Board

Banking.

This

note

does

not

provide

information

on

the

revenue

specified

to

each

product

or

service

as

this

is

not
reported

internally

and

is

therefore

not

readily

available.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
52

Reconciliation

between

IFRS

-IASB

and

IFRS-EU

income,

expenses

and

net

result
6

month

period
1

January

to

30

June
2020 2019
Income Expenses Taxation
Non-controlling
interests
Net

result
1
Income Expenses Taxation
Non-controlling
interests
Net

result
1
Net

result

IFRS

-IASB

attributable

to

equity

holder

of

the

parent
8,688 7,623 438 36 591 8,148 5,654 740 47 1,707
Remove

impact

of:
Adjustment

of

the

EU

'IAS

39

carve

out'
2
493 115 379 1,093 243 850
Result

IFRS

-EU
3
9,182 7,623 553 36 969 9,241 5,654 983 47 2,556
1

Net

result,

after

tax

and

non-controlling

interests.
2

ING

prepares

the

Form

6-K

in

accordance

with

IFRS-IASB.

This

information

is

prepared

by

reversing

the

hedge

accounting

impacts

that

applied

under

the

EU

'carve-out'

version

of

IAS

39.

For

the

IFRS-EU

result,

the

impact

of

the

carve-out

is

reinstated

as

this

is

the

measure

at

which
management

monitors

the

business.
3

Results

are

derived

from

figures

in

accordance

with

IFRS-IASB

by

excluding

the

impact

of

adjustment

of

the

EU

'IAS

39

carve-out'.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
53

ING

Group

Total
6

month

period
1

January

to

30

June
2020 2019
ING
Bank

N.V.
Other

Banking

1
Total
ING
Bank

N.V.
Other

Banking

1
Total
Income
–

Net

interest

income
6,931 – 6,931 6,950 3 6,953
–

Net

fee

and

commission

income
1,507 –1 1,506 1,386 –0 1,386
–

Total

investment

and

other

income
760 –16 745 896 6 902
Total

income
9,198 –16 9,182 9,232 9 9,241
Expenditure
–

Operating

expenses
5,625 1 5,626 5,226 12 5,238
–

Addition

to

loan

loss

provisions
1,997 – 1,998 416 – 416
Total

expenses
7,623 1 7,623 5,643 12 5,654
Result

before

taxation
1,575 –17 1,558 3,590 –3 3,586
Taxation 519 34 553 954 29 983
Non-controlling

interests
36 36 47 – 47
Net

result

IFRS

-EU
1,021 –51 969 2,589 –32 2,556
Adjustment

of

the

EU

'IAS

39

carve

out'
–379 –379 –850 –850
Net

result

IFRS

-IASB

attributable

to

equity

holder

of

the

parent
642 –51 591 1,739 –32 1,707
1

Comprises

for

the

most

part

the

funding

charges

of

ING

Groep

N.V.

(Holding).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
54

c.

Banking

activities
Segments

by

line

of

business
6

month

period
2020 2019
1

January

to

30

June
Retail
Netherlands
Retail
Belgium
Retail
Germany
Retail
Other
Wholesale
Banking
Corporate
Line Total
Retail
Netherlands
Retail
Belgium
Retail
Germany
Retail
Other
Wholesale
Banking
Corporate
Line Total
Income
–

Net

interest

income
1,763 937 801 1,392 1,864 173 6,931 1,740 959 796 1,374 1,831 253 6,953
–

Net

fee

and

commission

income
332 207 215 193 561 –2 1,506 329 188 123 212 538 –6 1,386
–

Total

investment

and

other

income
175 71 59 134 354 –48 745 190 112 86 100 248 166 902
Total

income
2,269 1,215 1,075 1,720 2,780 123 9,182 2,260 1,259 1,005 1,687 2,618 413 9,241
Expenditure
–

Operating

expenses
1,088 969 567 1,120 1,728 154 5,626 1,095 873 579 1,061 1,438 192 5,238
–

Addition

to

loan

loss

provisions
139 282 14 304 1,256 3 1,998 33 58 –23 187 162 – 416
Total

expenses
1,227 1,251 581 1,424 2,984 156 7,623 1,128 931 556 1,248 1,600 192 5,654
Result

before

taxation
1,043 –36 494 295 –204 –34 1,558 1,132 328 449 438 1,018 221 3,586
Taxation 262 9 188 85 23 –14 553 287 100 153 123 209 112 983
Non-controlling

interests
–1 – 2 27 8 –0 36 – – 1 38 8 –0 47
Net

result

IFRS

-EU
781 –44 304 183 –235 –19 969 845 229 295 278 801 109 2,556
Adjustment

of

the

EU

'IAS

39

carve

out'
–379 –379 –850 –850
Net

result

IFRS

-IASB
781 –44 304 183 –614 –19 591 845 229 295 278 –49 109 1,707

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
55

Geographical

split

of

the

segments
6

month

period
2020 2019
1

January

to

30

June
Netherlands Belgium Germany
Other
Challengers
Growth
Markets
Wholesale
Banking

Rest
of

World
Other Total Netherlands Belgium Germany
Other
Challengers
Growth
Markets
1
Wholesale
Banking

Rest
of

World
1
Other Total
Income
–

Net

interest

income
2,097 1,090 1,059 893 799 823 169 6,931 2,061 1,112 1,060 885 800 787 247 6,953
–

Net

fee

and

commission

income
494 302 228 136 131 217 –3 1,506 487 270 142 142 156 197 –6 1,386
–

Total

investment

and

other

income
197 98 80 14 203 197 –44 745 90 177 108 5 167 183 172 902
Total

income
2,788 1,491 1,367 1,043 1,133 1,237 123 9,182 2,638 1,558 1,310 1,032 1,123 1,167 413 9,241
Expenditure
–

Operating

expenses
1,736 1,126 652 669 644 644 155 5,626 1,472 1,025 654 638 616 640 193 5,238
–

Addition

to

loan

loss

provisions
320 338 241 212 205 678 3 1,998 78 99 –32 92 130 50 – 416
Total

expenses
2,056 1,465 893 882 849 1,322 158 7,623 1,550 1,124 622 730 746 690 193 5,654
Result

before

taxation
732 26 474 162 284 –85 –35 1,558 1,088 435 689 302 377 477 219 3,586
Retail

Banking
1,043 –36 494 74 222 – – 1,796 1,132 328 449 163 275 2,348
Wholesale

Banking
–310 62 –20 88 62 –85 –2 –204 –44 106 240 139 102 477 –2 1,018
Corporate

Line
– – – – – – –34 –34 221 221
Result

before

taxation
732 26 474 162 284 –85 –35 1,558 1,088 435 689 302 377 477 219 3,586
Taxation 252 25 170 56 71 –10 –10 553 271 132 233 101 84 48 113 983
Non-controlling

interests
–1 – 2 – 35 – –0 36 –0 – 1 46 47
Net

result

IFRS

-EU
481 2 302 106 178 –74 –25 969 817 303 454 201 246 429 106 2,556
Adjustment

of

the

EU

'IAS

39

carve

out'
–338 3 –97 53 – – – –379 –413 –287 –160 10 –850
Net

result

IFRS

-IASB
143 5 205 159 178 –74 –25 591 404 16 294 211 246 429 106 1,707
1)

As

from

2020

financials

of

Philippines

are

reported

in

Growth

Markets

while

previously

Wholesale

Banking

in

Philippines

was

reported

in

WB

Rest

of

World;

historical

figures

have

been

adjusted.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
56

19

Fair

value

of

assets

and

liabilities

a)

Financial

assets

and

liabilities
The

following

table

presents

the

estimated

fair

values

of

ING

Group’s

financial

assets

and

liabilities.

Certain
items

per

the

statement

of

financial

position

are

not

included

in

the

table,

as

they

do

not

meet

the

definition
of

a

financial

asset

or

liability.

The

aggregation

of

the

fair

values

presented

below

does

not

represent,

and
should

not

be

construed

as

representing,

the

underlying

value

of

ING

Group.

The

Covid-19

pandemic

impacted

the

global

financial

markets

in

the

first

six

months

of

2020.

ING

observed
large

volatility

in

the

market

resulting

in

increased

spreads,

markets

distortion

and

also

illiquidity

in

some
specific

markets

which

has

stressed

ING’s

valuation

processes

and

movements

in

level

classifications.

The
volatility

in

the

market

has

stabilised

in

the

second

quarter

of

2020.

Financial

Assets

and

Liabilities,

including
Level

3,

continued

to

be

valued

using

agreed

methodologies

and

ING

continued

to

limit

the

unobservable
input

to

arrive

at

the

most

appropriate

Fair

Market

value.

Fair

value

of

financial

assets

and

liabilities
Estimated

fair

value
Carrying

value

in

the
Statement

of

financial
position
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Financial

assets
Cash

and

balances

with

central

banks
118,971 53,202 118,971 53,202
Loans

and

advances

to

banks
30,671 35,133 30,664 35,136
Financial

assets

at

fair

value

through

profit

or

loss
–

Trading

assets
53,781 49,254 53,781 49,254
–

Non-trading

derivatives
2,488 2,257 2,488 2,257
–

Assets

mandatorily

as

at

fair

value

through

profit

or

loss
51,142 41,600 51,142 41,600
–

Assets

designated

as

at

fair

value

through

profit

or

loss
3,700 3,076 3,700 3,076
Financial

assets

at

fair

value

through

other

comprehensive

income
–

Equity

securities
1,998 2,306 1,998 2,306
–

Debt

securities
35,650 30,483 35,650 30,483
–

Loans

and

advances
1,345 1,680 1,345 1,680
Securities

at

amortised

cost
52,147 46,928 51,085 46,108
Loans

and

advances

to

customers
626,983 621,194 612,387 608,029
Other

assets
1
8,381 5,854 8,381 5,854
987,257 892,966 971,591 878,985
Financial

liabilities
Deposits

from

banks
78,531 35,086 78,649 34,826
Customer

deposits
606,363 575,055 605,633 574,355
Financial

liabilities

at

fair

value

through

profit

or

loss
–

Trading

liabilities
35,745 28,042 35,745 28,042
–

Non-trading

derivatives
2,435 2,215 2,435 2,215
–

Designated

as

at

fair

value

through

profit

or

loss
52,461 47,684 52,461 47,684
Other

liabilities
2
12,115 9,776 12,115 9,776
Debt

securities

in

issue
120,907 118,844 121,138 118,528
Subordinated

loans
16,250 17,253 16,697 16,588
924,807 833,956 924,875 832,014
1

Other

assets

do

not

include,

among

others:

(deferred)

tax

assets,

net

defined

benefit

asset,

inventory,

property

development

and
property

obtained

from

foreclosures.

2

Other

liabilities

do

not

include,

among

others:

(deferred)

tax

liabilities,

net

defined

benefit

and

related

employee

benefit

liabilities,
reorganisation

and

other

provisions,

other

taxation,

social

security

contributions

and

lease

liabilities.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
57

b)

Fair

value

hierarchy
ING

Group

has

categorised

its

financial

instruments

that

are

either

measured

in

the

statement

of

financial
position

at

fair

value

or

of

which

the

fair

value

is

disclosed,

into

a

three

level

hierarchy

based

on

the

priority
of

the

inputs

to

the

valuation.

The

fair

value

hierarchy

gives

the

highest

priority

to

(unadjusted)

quoted

prices
in

active

markets

for

identical

assets

or

liabilities

and

the

lowest

priority

to

valuation

techniques

supported
by

unobservable

inputs.

An

active

market

for

the

asset

or

liability

is

a

market

in

which

transactions

for

the
asset

or

liability

occur

with

sufficient

frequency

and

volume

to

provide

reliable

pricing

information

on

an
ongoing

basis.

The

fair

value

hierarchy

consists

of

three

levels,

depending

upon

whether

fair

values

were
determined

based

on

(unadjusted)

quoted

prices

in

an

active

market

(Level

1),

valuation

techniques

with
observable

inputs

(Level

2)

or

valuation

techniques

that

incorporate

inputs

which

are

unobservable

and
which

have

a

more

than

insignificant

impact

on

the

fair

value

of

the

instrument

(Level

3).

Financial

assets

in
Level

3

include

for

example

illiquid

debt

securities,

complex

derivatives,

certain

complex

loans

(for

which
current

market

information

about

similar

assets

to

use

as

observable,

corroborated

data

for

all

significant
inputs

into

a

valuation

model

is

not

available),

and

asset

backed

securities

for

which

there

is

no

active

market
and

a

wide

dispersion

in

quoted

prices.

Observable

inputs

reflect

market

data

obtained

from

independent

sources.

Unobservable

inputs

are

inputs
which

are

based

on

the

Group’s

own

assumptions

about

the

factors

that

market

participants

would

use

in
pricing

an

asset

or

liability,

developed

based

on

the

best

information

available

in

the

market.

Unobservable
inputs

may

include

volatility,

correlation,

spreads

to

discount

rates,

default

rates

and

recovery

rates,
prepayment

rates,

and

certain

credit

spreads.

Transfers

into

and

transfers

out

of

fair

value

hierarchy

levels
are

made

on

a

quarterly

basis.

A

comprehensive

description

of

Fair

value

hierarchy

is

reported

in

‘Note

38

Fair

value

of

assets

and

liabilities’
of

the

2019

Annual

Report

on

Form

20-F

of

ING

Group.

This

chapter

of

the

Interim

financial

report

should

be
read

in

conjunction

with

the

2019

Annual

Report

on

Form

20-F

of

ING

Group.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
58

Methods

applied

in

determining

fair

values

of

financial

assets

and

liabilities

(carried

at

fair

value)
Level

1
Level

2
Level

3
Total
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Financial

Assets
Financial

assets

at

fair

value

through

profit

or

loss

-

Trading

assets
9,361 13,228 43,504 35,852 915 174 53,781 49,254

-

Non-trading

derivatives
2,482 2,249 6 8 2,488 2,257

-

Assets

mandatorily

at

fair

value

through

profit

or

loss
27 22 49,836 40,196 1,280 1,381 51,142 41,600

-

Assets

designated

as

at

fair

value

through

profit

or

loss
142 203 2,492 1,628 1,066 1,244 3,700 3,076
Financial

assets

at

fair

value

through

other

comprehensive

income
36,312 32,165 1,057 343 1,624 1,961 38,993 34,468
45,842 45,618 99,372 80,269 4,890 4,768 150,103 130,655
Financial

liabilities
Financial

liabilities

at

fair

value

through

profit

or

loss
–

Trading

liabilities
1,217 1,446 34,332 26,401 197 195 35,745 28,042
–

Non-trading

derivatives
1 2,278 2,105 155 110 2,435 2,215
–

Financial

liabilities

designated

as

at

fair

value

through

profit

or

loss
966 1,081 50,712 46,419 783 184 52,461 47,684
2,184 2,527 87,322 74,924 1,135 490 90,641 77,942

In

the

first

six

months

of

2020,

the

increase

in

financial

assets

mandatorily

at

fair

value

through

profit

or

loss
and

financial

liabilities

designated

as

at

fair

value

through

profit

or

loss

mainly

relates

to

(reverse)

repurchase
transactions

for

which

the

valuation

technique

is

supported

by

observable

inputs.

In

2020

there

were

no

significant

transfers

between

level

1

and

2

and

no

significant

changes

in

valuation
techniques.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
59

Changes

in

Level

3

Financial

assets
Trading

assets
Non-trading
derivatives
Financial

assets
mandatorily

at

FVPL
Financial

assets
designated

at

FVPL
Financial

assets
at

FVOCI
Total
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Opening

balance
174 494 8 27 1,381 1,042 1,244 1,075 1,961 2,749 4,768 5,387
Realised

gain/loss

recognised

in

the

statement

of

profit

or

loss

during

the

period

1
–42 40 –1 –21 –70 –63 –110 –6 –9 –15 –231 –66
Revaluation

recognised

in

other

comprehensive

income

during

the

period

2
–51 155 –51 155
Purchase

of

assets
96 28 3 928 1,494 173 360 9 11 1,208 1,893
Sale

of

assets
–53 –53 –3 –3 –836 –832 –101 –212 –187 –680 –1,179 –1,780
Maturity/settlement –29 –11 –1 –43 –461 –41 –35 –97 –212 –210 –719
Reclassifications –279 2 279 1 3 3 4
Transfers

into

Level

3
787 26 4 –2 9 63 785 103
Transfers

out

of

Level

3
–18 –72 –86 –88 –101 –53 –205 –214
Exchange

rate

differences
1 2 –1 –2 1 1 1
Changes

in

the

composition

of

the

group

and

other

changes
2 2 –0 1 2 3
Closing

balance
915 174 6 8 1,280 1,381 1,066 1,244 1,624 1,961 4,890 4,768
1

Net

gains/losses

were

recorded

as

‘Valuation

results

and

net

trading

income’

in

the

statement

of

profit

or

loss.

The

total

amounts
includes

EUR

202

million

(31

December

2019:

EUR

43

million)

of

unrealised

gains

and

losses

recognised

in

the

statement

of

profit

or
loss.

2

Revaluation

recognised

in

other

comprehensive

income

is

included

on

the

line

‘Net

change

in

fair

value

of

debt

instruments

at

fair

value
through

other

comprehensive

income’.

In

the

first

six

months

of

2020,

the

transfer

into

Level

3

assets

is

mainly

driven

by

debt

securities

that

are

part
of

a

structure

transferred

into

level

3

due

to

illiquidity

in

the

market

which

decreased

market

observability
for

an

input.

Transfers

out

of

Level

3

is

mainly

related

to

debt

obligations

due

to

the

valuation

no

longer

being

significantly
impacted

by

unobservable

inputs.

In

2019

the

amounts

reported

on

the

line

reclassifications

rela

te

to

syndicated

loans

reclassified

from

trading
assets

to

financial

assets

mandatory

at

FVPL.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
60

Changes

in

Level

3

Financial

liabilities
Financial

liabilities

designated

as

at

fair
value

through

profit

or

loss
Trading

liabilities
Non-trading

derivatives
Total
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Opening

balance
195 122 110 80 184 708 490 910
Realised

gain/loss

recognised

in

the

statement

of

profit

or

loss
during

the

period
1
–30 102 28 –16 –10 32 –12 118
Issue

of

liabilities
32 72 18 46 555 35 605 154
Early

repayment

of

liabilities
–73 –30 –0 –0 –68 –10 –141 –40
Maturity/settlement –8 –32 –1 –59 –479 –69 –511
Transfers

into

Level

3
92 13 224 49 316 62
Transfers

out

of

Level

3
–11 –52 –42 –150 –54 –202
Closing

balance
197 195 155 110 783 184 1,135 490
1

Net

gains/losses

were

recorded

as

‘Valuation

results

and

net

trading

income’

in

the

statement

of

profit

or

loss.

The

total

amount
includes

EUR

13

million(31

December

2019:

EUR

115

million)

of

unrealised

gains

and

losses

recognised

in

the

statement

of

profit

or
loss.

In

the

first

six

months

of

2020,

the

tranfers

into

level

3

mainly

consisted

of

debt

issued

at

designated

fair
value,

mainly

structured

notes,

which

were

transferred

into

Level

3

due

to

illiquidity

in

the

market

which
caused

the

valuation

being

significantl

y

impacted

by

unobservable

inputs.

In

2019,

financial

liabilities

mainly

repo’s

were

transferred

out

of

Level

3

mainly

due

to

the

valuation

not
being

significantly

impacted

by

unobservable

inputs.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
61

Recognition

of

unrealised

gains

and

losses

in

Level

3
Amounts

recognised

in

the

statement

of

profit

or

loss

relating

to

unrealised

gains

and

losses

during

the

year
that

relates

to

Level

3

assets

and

liabilities

are

included

in

the

line

item

‘Valuation

results

and

net

trading
income’

in

the

statement

of

profit

or

loss.

Unrealised

gains

and

losses

that

relate

to

‘Financial

assets

at

fair

value

through

other

comprehensive

income’
are

included

in

the

Revaluation

reserve

–

Equity

securities

at

fair

value

through

other

comprehensive

income
or

Debt

Instruments

at

fair

value

through

other

comprehensive

income.

Level

3

Financial

assets

and

liabilities
Financial

assets

measured

at

fair

value

in

the

statement

of

financial

position

as

at

30

June

2020

of

EUR

150
billion

includes

an

amount

of

EUR

4.9

billion

(

3.3%)

which

is

classified

as

Level

3

(31

December

2019:

EUR

4.8
billion,

being

3.6%).

Changes

in

Level

3

from

31

December

2019

to

30

June

2020

are

detailed

above

in

the
table

Changes

in

Level

3

Financial

assets.

Financial

liabilities

measured

at

fair

value

in

the

statement

of

financial

position

as

at

30

June

2020

of

EUR

91
billion

includes

an

amount

of

EUR

1.1

billion

(

1.3%)

which

is

classified

as

Level

3

(31

December

2019:

EUR

0.5
billion,

being

0.6%).

Changes

in

Level

3

from

31

December

2019

to

30

June

2020

are

disclosed

above

in

the
table

‘Changes

in

Level

3

Financial

liabilities’.

Financial

assets

and

liabilities

in

Level

3

include

both

assets

and

liabilities

for

which

the

fair

value

was
determined

using

(i)

valuation

techniques

that

incorporate

unobservable

inputs

as

well

as

(ii)

quoted

prices
which

have

been

adjusted

to

reflect

that

the

market

was

not

actively

trading

at

or

around

the

balance

sheet
date.

Unobservable

inputs

are

inputs

which

are

based

on

ING’s

own

assumptions

about

the

factors

that
market

participants

would

use

in

pricing

an

asset

or

liability,

developed

based

on

the

best

information
available

in

the

circumstances.

Unobservable

inputs

may

include

volatility,

correlation,

spreads

to

discount
rates,

default

rates

and

recovery

rates,

prepayment

rates,

and

certain

credit

spreads.

Valuation

techniques
that

incorporate

unobservable

inputs

are

sensitive

to

the

inputs

used.

Of

the

total

amount

of

financial

assets

classified

as

Level

3

as

at

30

June

2020

of

EUR

4.9

billion

(31

December
2019:

EUR

4.8

billion),

an

amount

of

EUR

2.9

billion

(

59.9%)

(31

December

2019:

EUR

2.5

billion,

being
52.6%)

is

based

on

unadjusted

quoted

prices

in

inactive

markets.

As

ING

does

not

generally

adjust

quoted
prices

using

its

own

inputs,

there

is

no

significant

sensitivity

to

ING’s

own

unobservable

inputs.

Furthermore,

Level

3

financial

assets

includes

approximately

EUR

1.1

billion

(31

December

2019:

EUR

1.3
billion)

which

relates

to

financial

assets

that

are

part

of

structures

that

are

designed

to

be

fully

neutral

in
terms

of

market

risk.

Such

structures

include

various

financial

assets

and

liabilities

for

which

the

overall
sensitivity

to

market

risk

is

insignificant.

Whereas

the

fair

value

of

individual

components

of

these

structures
may

be

determined

using

different

techniques

and

the

fair

value

of

each

of

the

components

of

these
structures

may

be

sensitive

to

unobservable

inputs,

the

overall

sensitivity

is

by

design

not

significant.

The

remaining

EUR

0.8

billion

(31

December

2019:

EUR

1.0

billion)

of

the

fair

value

classified

in

Level

3
financial

assets

is

established

using

valuation

techniques

that

incorporates

certain

inputs

that

are
unobservable.

Of

the

total

amount

of

financial

liabilities

classified

as

Level

3

as

at

30

June

2020

of

EUR

1.1

billion

(31
December

2019:

EUR

0.5

billion),

an

amount

of

EUR

0.7

billion

(64.6%)

(31

December

2019:

EUR

0.2

billion,
being

39.3%)

is

based

on

unadjusted

quoted

prices

in

inactive

markets.

As

ING

does

not

generally

adjust
quoted

prices

using

its

own

inputs,

there

is

no

significant

sensitivity

to

ING’s

own

unobservable

inputs.

Furthermore,

Level

3

financial

liabilities

includes

approximately

EUR

0.1

billion

(31

December

2019:

EUR

0.1
billion)

which

relates

to

financial

liabilities

that

are

part

of

structures

that

are

designed

to

be

fully

neutral

in
terms

of

market

risk.

As

explained

above,

the

fair

value

of

each

of

the

components

of

these

structures

may
be

sensitive

to

unobservable

inputs,

but

the

overall

sensitivity

is

by

design

not

significant.

The

remaining

EUR

0.3

billion

(31

December

2019:

EUR

0.2

billion)

of

the

fair

value

classified

in

Level

3
financial

liabilities

is

established

using

valuation

techniques

that

incorporates

certain

inputs

that

are
unobservable.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
62

The

table

below

provides

a

summary

of

the

valuation

techniques,

key

unobservable

inputs

and

the

lower

and
upper

range

of

such

unobservable

inputs,

by

type

of

Level

3

asset/liability.

The

lower

and

upper

range
mentioned

in

the

overview

represent

the

lowest

and

highest

variance

of

the

respective

valuation

input

as
actually

used

in

the

valuation

of

the

different

financial

instruments.

Amounts

and

percentages

stated

are
unweighted.

The

range

can

vary

from

period

to

period

subject

to

market

movements

and

change

in

Level

3
position.

Lower

and

upper

bounds

reflect

the

variability

of

Level

3

positions

and

their

underlying

valuation
inputs

in

the

portfolio,

but

do

not

adequately

reflect

their

level

of

valuation

uncertainty.

For

valuation
uncertainty

assessment,

reference

is

made

to

section

Sensitivity

analys

is

of

unobservable

inputs

(Level

3).

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
63

Valuation

techniques

and

range

of

unobservable

inputs

(Level

3)
Assets Liabilities
Valuation

techniques
Significant

unobservable

inputs
Lower

range
Upper

range
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
At

fair

value

through

profit

or

loss
Debt

securities
1,470 920
Price

based
Price

(%)
0% 0% 107% 121%
Net

asset

value
Price

(%)
n/a n/a n/a n/a
Present

value

techniques
Credit

spread

(bps)
n/a

n/a
n/a n/a
Loan

pricing

model
Credit

spread

(bps)
n/a n/a n/a n/a
Equity

securities
139 146 1
Price

based
Price – – 5,475 5,475
Loans

and

advances
919 1,576
Price

based
Price

(%)
0% 0% 100% 104%
Present

value

techniques
Price

(%)
n/a n/a n/a n/a
Credit

spread

(bps)
2 1 1,013 250
(Reverse)

repo's
539 3 434 1
Present

value

techniques
Interest

rate
1% 4% 4% 4%
Structured

notes
350 184
Price

based
Price

(%)
69% 83% 112% 124%
Net

asset

value
Price

(%)
n/a n/a n/a n/a
Option

pricing

model
Equity

volatility

(%)
14% 13% 27% 20%
Equity/Equity

correlation
0.6 0.6 0.9 0.8
Equity/FX

correlation
-0.7 -0.5 0.3 0.3
Dividend

yield

(%)
1% 2% 5% 4%
Interest

rate

volatility

(%)
n/a n/a n/a n/a
IR/IR

correlation
n/a n/a n/a n/a
Present

value

techniques
Implied

correlation
n/a n/a n/a n/a
Derivatives
–

Rates
5 13 83 68
Option

pricing

model
Interest

rate

volatility

(bps)
17 17 137 137
Interest

rate

correlation
n/a n/a n/a n/a
IR/INF

correlation
n/a n/a n/a n/a
Present

value

techniques
Reset

spread

(%)
2% 2% 2% 2%
Prepayment

rate

(%)
n/a n/a n/a n/a
Inflation

rate

(%)
n/a n/a n/a n/a
Credit

spread

(bps)
n/a n/a n/a n/a
–

FX
1
Present

value

techniques
Inflation

rate

(%)
n/a n/a n/a n/a
Option

pricing

model
FX

volatility

(bps)
9 5 10 8
–

Credit
144 102 185 183
Present

value

techniques
Credit

spread

(bps)
4 2 25,961 11,054
Implied

correlation
n/a n/a n/a n/a
Jump

rate

(%)
12% 12% 12% 12%
Price

based
Price

(%)
99% n/a 107% n/a

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
64

Valuation

techniques

and

range

of

unobservable

inputs

(Level

3)
Assets Liabilities
Valuation

techniques
Significant

unobservable

inputs
Lower

range
Upper

range
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
30
June
2020
31
December
2019
–

Equity
45 42 80 50
Option

pricing

model
Equity

volatility

(%)
3% 4% 113% 84%
Equity/Equity

correlation
0.2 - 0.9 -
Equity/FX

correlation
-0.6 -0.6 0.3 0.6
Dividend

yield

(%)
0% 0% 29% 13%
–

Other
5 3 3 3
Option

pricing

model
Commodity

volatility

(%)
18% 11% 79% 53%
Com/Com

correlation
n/a 0.3 n/a 0.9
Com/FX

correlation
-0.5 -0.5 -0.3 -0.3
At

fair

value

through

other

comprehensive

income
–

Debt
Price

based
Price

(%)
n/a n/a n/a n/a
–

Loans

and

advances
1,345 1,680
Present

value

techniques
Prepayment

rate

(%)
9% 6% 9% 6%
–

Equity
279 282
Present

value

techniques
Credit

spread

(bps)
2 n/a 1.91 n/a
Inflation

rate

(%)
3% 3% 3% 3%
Price

(%)
100% 100% 100% 187%
Other 63 n/a 80 n/a
Total 4,890 4,768 1,135 490

Valuation

techniques
The

presented

Fair

Values

include

an

IFRS

Fair

Value

Adjustment

that

reflects

the

fair

exit

price

of

which

the
valuation

changes

are

booked

through

P&L

or

OCI.

Additionally,

an

adjustment

that

is

to

capture

the

90%

confidence

prudency

is

considered

as

Additional
Valuation

Adjustment

according

to

CRR

Article

105/

RTS,

which

is

not

part

of

the

IFRS

Fair

Value

and

is
deducted

from

CET1.
Sensitivity

analysis

of

unobservable

inputs

(Level

3)
Where

the

fair

value

of

a

financial

instrument

is

determined

using

inputs

which

are

unobservable

and

which
have

a

more

than

insignificant

impact

on

the

fair

value

of

the

instrument,

the

actual

value

of

those

inputs

at
the

balance

date

may

be

drawn

from

a

range

of

reasonably

possible

alternatives.

In

line

with

market

practice
the

upper

and

lower

bounds

of

the

range

of

alternative

input

values

reflect

a

90%

level

of

valuation

certainty.
The

actual

levels

chosen

for

the

unobservable

inputs

in

preparing

the

financial

statements

are

consistent

with
the

valuation

methodology

used

for

fair

valued

financial

instruments.

If

ING

had

used

input

values

from

the

upper

and

lower

bound

of

this

range

of

reasonably

possible

alternative
input

values

when

valuing

these

instruments

as

of

30

June

2020,

then

the

impact

would

have

been

higher

or
lower

as

indicated

below.

The

purpose

of

this

disclosure

is

to

present

the

possible

impact

of

a

change

of
unobservable

inputs

in

the

fair

value

of

financial

instruments

where

unobservable

inputs

are

significant

to
the

valuation.

In

practice

valuation

uncertainty

is

measured

and

managed

per

exposure

to

individual

valuation

inputs

(i.e.
risk

factors)

at

portfolio

level

across

different

product

categories.

Where

the

disclosure

looks

at

individual
Level

3

inputs

the

actual

valuation

adjustments

may

also

reflect

the

benefits

of

portfolio

offsets.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
65

Because

of

the

approach

taken,

the

valuation

uncertainty

in

the

table

below

is

broken

down

by

related

risk
class

rather

than

by

product.

In

reality

some

valuation

inputs

are

interrelated

and

it

would

be

unlikely

that

all

unobservable

inputs

would
ever

be

simultaneously

at

the

limits

of

their

respective

ranges

of

reasonably

possible

alternatives.

Therefore
it

can

be

assumed

that

the

estimates

in

the

table

below

show

a

greater

fair

value

uncertainty

than

the
realistic

position

at

period

end

assuming

normal

circumstances/normal

markets.

Also,

this

disclosure

does

not

attempt

to

indicate

or

predict

future

fair

value

movement.

The

numbers

in
isolation

give

limited

information

as

in

most

cases

these

Level

3

assets

and

liabilities

should

be

seen

in
combination

with

other

instruments

(for

example

as

a

hedge)

that

are

classified

as

Level

2.

The

possible

impact

of

a

change

of

unobservable

inputs

in

the

fair

value

of

financial

instruments

at

fair

value
through

other

comprehensive

income

are

estimated

to

be

immaterial.

Sensitivity

analysis

of

Level

3

instruments
Positive

fair

value
movements

from
using

reasonable
possible

alternatives
Negative

fair

value
movements

from
using

reasonable
possible

alternatives
30
June
2020
31
December
2019
30
June
2020
31
December
2019
Fair

value

through

profit

or

loss
Equity

(equity

derivatives,

structured

notes)
43 35 –20
Interest

rates

(Rates

derivatives,

FX

derivatives)
25 40 –1
Credit

(Debt

securities,

Loans,

structured

notes,

credit

derivatives)
25 10 –9
93 85 –30 –

20

Legal

proceedings

Settlement

agreement:

On

4

September

2018,

ING

announced

that

it

had

entered

into

a

settlement
agreement

with

the

Dutch

Public

Prosecution

Service

relating

to

previously

disclosed

investigations

regarding
various

requirements

for

client

on-boarding

and

the

prevention

of

money

laundering

and

corrupt

practices.
Under

the

terms

of

the

settlement

agreement

ING

paid

a

fine

of

EUR

675

million

and

EUR

100

million

for
disgorgement.

In

connection

with

the

investigations,

ING

had

also

received

information

requests

from

the

US
Securities

and

Exchange

Commission

(“SEC”).

As

ING

announced

on

5

September

2018,

ING

has

received

a
formal

notification

from

the

SEC

that

it

has

concluded

its

investigation.

In

the

letter

dated

4

September

2018
the

Division

of

Enforcement

states

that,

based

on

information

as

of

the

date

thereof,

it

does

not

intend

to
recommend

an

SEC

enforcement

action

against

ING.

Following

the

entry

into

the

settlement

agreement,

ING
has

experienced

heightened

scrutiny

from

authorities

in

various

countries.

ING

is

also

aware,

including

as

a
result

of

media

reports,

that

other

parties

may,

among

other

things,

seek

to

commence

legal

proceedings
against

ING

in

connection

with

the

subject

matter

of

the

settlement,

have

filed

requests

with

the

Court

of
Appeal

in

The

Netherlands

to

reconsider

the

prosecutor’s

decision

to

enter

into

the

settlement

agreement
with

ING

and

not

to

prosecute

ING

or

(former)

ING

employees

and

that

the

Court

of

Appeal

is

now

taking
procedural

steps

as

part

of

due

process

of

law

before

entering

into

its

final

decision

making.

In

addition

other
parties

have

filed

or

may

file

requests

for

disciplinary

proceedings

against

ING

employees

based

on

the

Dutch
“Banker’s

oath”.

Findings

regarding

AML

processes
:

As

previously

disclosed,

after

its

September

2018

settlement

with

Dutch
authorities

concerning

Anti

-Money

Laundering

matters,

and

in

the

context

of

significantly

increased

attention
on

the

prevention

of

financial

economic

crime,

ING

has

experienced

heightened

scrutiny

by

authorities

in
various

countries.

The

interactions

with

such

regulatory

and

judicial

authorities

have

included,

and

can

be
expected

to

continue

to

include,

onsite

visits,

information

requests,

investigations

and

other

enquiries.

Such
interactions,

as

well

as

ING’s

internal

assessments

in

connection

with

its

global

enhancement

programme,
have

in

some

cases

resulted

in

satisfactory

outcomes,

and

also

have

resulted

in,

and

may

continue

to

result
in,

findings,

or

other

conclusions

which

may

require

appropriate

remedial

actions

by

ING,

or

may

have

other
consequences.

ING

intends

to

continue

to

work

in

close

cooperation

with

authorities

as

it

seeks

to

improve
its

management

of

non-financial

risks

in

terms

of

policies,

tooling,

monitoring,

governance,

knowledge

and
behaviour.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
66

Interest

rate

derivatives

claims:

ING

is

involved

in

several

legal

proceedings

in

the

Netherlands

with

respect
to

interest

rate

derivatives

that

were

sold

to

clients

in

connection

with

floating

interest

rate

loans

in

order

to
hedge

the

interest

rate

risk

of

the

loans.

These

proceedings

are

based

on

several

legal

grounds,

depending

on
the

facts

and

circumstances

of

each

specific

case,

inter

alia

alleged

breach

of

duty

of

care,

insufficient
information

provided

to

the

clients

on

the

product

and

its

risks

and

other

elements

related

to

the

interest
rate

derivatives

that

were

sold

to

clients.

In

some

cases,

the

court

has

ruled

in

favour

of

the

claimants

and
awarded

damages,

annulled

the

interest

rate

derivative

or

ordered

repayment

of

certain

amounts

to

the
claimants.

The

total

amounts

that

need

to

be

repaid

or

compensated

in

some

cases

still

need

to

be
determined.

ING

may

decide

to

appeal

against

adverse

rulings.

Although

the

outcome

of

the

pending
litigation

and

similar

cases

that

may

be

brought

in

the

future

is

uncertain,

it

is

possible

that

the

courts

may
ultimately

rule

in

favour

of

the

claimants

in

some

or

all

of

such

cases.

Where

appropriate

a

provision

has
been

taken.

The

aggregate

financial

impact

of

the

current

and

future

litigation

could

become

material.
As

requested

by

the

AFM,

ING

has

reviewed

a

significant

part

of

the

files

of

clients

who

bought

interest

rate
derivatives.

In

December

2015,

the

AFM

concluded

that

Dutch

banks

may

have

to

re

-assess

certain

client
files,

potentially

including

certain

derivative

contracts

that

were

terminated

prior

to

April

2014

or

other

client
files.

As

advised

by

the

AFM,

the

Minister

of

Finance

appointed

a

Committee

of

independent

experts

(the
“Committee”)

which

has

established

a

uniform

recovery

framework

for

Dutch

SME

clients

with

interest

rate
derivatives.

ING

has

adopted

this

recovery

framework

and

has

reassessed

individual

files

against

this
framework.

ING

has

taken

an

additional

provision

for

the

financial

consequences

of

the

recovery

framework.
In

2017,

ING

has

informed

the

majority

of

the

relevant

clients

whether

they

are

in

scope

of

the

recovery
framework,

and

thus

eligible

for

compensation,

or

not.

Because

implementation

by

ING

of

the

uniform
recovery

framework

encountered

delay,

ING

has

previously

offered

advance

payments

to

customers

out

of
the

existing

provision.

As

of

December

2018,

all

customers

in

scope

of

the

uniform

recovery

framework

have
received

an

offer

of

compensation

from

ING

(including

offers

of

no

compensation).

In

July

2020,

the
independent

derivative

dispute

committee

rejected

all

claims

by

the

client

against

ING

in

ING’s

last

open

file
under

the

uniform

recovery

framework.

Interest

surcharges

claims:

ING

received

complaints

and

was

involved

in

litigation

with

natural

persons
(natuurlijke

personen)

in

the

Netherlands

regarding

increases

in

interest

surcharges

with

respect

to

several
credit

products,

including

but

not

limited

to

commercial

property

(commercieel

verhuurd

onroerend

goed).
ING

has

reviewed

the

relevant

product

portfolio.

The

provision

previously

taken

has

been

reversed

for
certain

of

these

complaints.

All

claims

are

dealt

with

individually.

Thus

far,

the

courts

have

ruled

in

favour

of
ING

in

each

case,

ruling

that

ING

was

allowed

to

increase

the

interest

surcharged

based

upon

the

essential
obligations

in

the

contract.

In

line

with

the

Dutch

Supreme

Court

ruling

in

a

case

involving

another

bank,

ING
will

continue

to

deal

with

all

claims

individually.

Criminal

proceedings

regarding

cash

company

financing:

In

June

2017,

a

Belgian

criminal

Court

ruled

that
ING

Luxembourg

assisted

third

parties

in

2000

to

commit

a

tax

fraud

in

the

context

of

the

purchase

of

the
shares

of

a

cash

company.

The

Court

convicted

ING

Luxembourg,

among

others,

and

ordered

ING

to

pay

a
penal

fine

of

EUR

120,000

(suspended

for

half

of

the

total

amount).

The

court

also

ordered

ING

Luxembourg
jointly

and

severally

with

other

parties,

to

pay

EUR

31.48

million

(together

with

any

interest

payable

under
applicable

law)

to

the

bankruptcy

trustee

of

the

cash

company.

In

July

2017,

ING

Luxembourg

filed

an

appeal
against

this

judgment.

A

settlement

with

all

the

civil

parties

involved

was

reached

in

mid-2018.

However,

this
settlement

does

not

apply

to

the

criminal

conviction

of

ING

Luxembourg.

In

January

2020,

the

Court

of
Appeal

of

Antwerp

reformed

the

first

judgment:

ING

Luxemburg

benefitted

from

an

"opschorting

van

de
uitspraak/suspension

du

prononcé"

which

means

that

the

conviction

has

been

upheld,

but

no

penal

sanction
has

been

pronounced

(penalties

suspended).

The

judgement

is

now

final.

Mortgage

expenses

claims:

ING

Spain

has

received

claims

and

is

involved

in

procedures

with

customers
regarding

reimbursement

of

expenses

associated

with

the

formalisation

of

mortgages.

In

most

court
proceedings

in

first

instance

the

expense

clause

of

the

relevant

mortgage

contract

has

been

declared

null

and
ING

Spain

has

been

ordered

to

reimburse

all

or

part

of

the

applicable

expenses.

The

courts

in

first

instance
have

applied

in

their

rulings

different

criteria

regarding

the

reimbursement

of

expenses.

ING

Spain

has

filed
an

appeal

against

a

number

of

these

court

decisions.

ING

Spain

has

also

been

included,

together

with

other
Spanish

banks,

in

three

class

actions

filed

by

customer

associations.

The

outcome

of

the

pending

litigation
and

similar

cases

that

may

be

brought

in

the

future

is

uncertain.

A

provision

has

been

taken.

However,

the
aggregate

financial

impact

of

the

current

and

future

litigation

could

change.

In

February

2018,

the

Spanish
Supreme

Court

ruled

that

Stamp

Duty

(Impuesto

de

Actos

Jurídicos

Documentados)

expenses

are

chargeable
to

the

customer,

while

in

October

2018

it

ruled

that

Stamp

Duty

is

chargeable

to

the

banks.

In

November
2018,

the

Spanish

Supreme

Court

clarified

the

issue

regarding

Stamp

Duty

by

stating

that

this

tax

should

be

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
67

borne

by

the

customer.

As

for

the

remaining

types

of

the

expenses,

in

January

2019,

the

Spanish

Supreme
Court

issued

several

decisions

that

stated

that

the

client

and

the

bank

each

have

to

bear

half

of

the

notary
and

management

company

costs

and

that

registry

costs

have

to

be

borne

in

full

by

the

bank.

Allocation

of
valuation

costs

between

the

bank

and

the

customer

were

not

addressed

by

the

Spanish

Supreme

Court
decisions

and

remain

uncertain.

In

July

2020,

the

European

Court

of

Justice

ruled

that

if

the

clause

that
regulates

the

mortgage

formation

costs

is

declared

null

and

void,

any

mortgage

formation

costs

payable
pursuant

to

such

clause

have

to

be

borne

in

full

by

the

bank,

and

not

equally

divided

between

the

bank

and
the

customer,

contrary

to

the

Spanish

Supreme

Court

in

its

January

2019

ruling.

ING

Spain

is

assessing

the
impact

of

this

decision

on

claims

from

customers

against

ING.

For

further

information

regarding

legal

proceedings

we

refer

to

note

46

“Legal

proceedings”

in

ING

Group’s
2019

Consolidated

financial

statements

as

included

in

the

Form

20-F.

21

Related

parties

In

the

normal

course

of

business,

ING

Group

enters

into

various

transactions

with

related

parties.

Parties

are
considered

to

be

related

if

one

party

has

the

ability

to

control

or

exercise

significant

influence

over

the

other
party

in

making

financial

or

operating

decisions.

Related

parties

of

ING

Group

include,

among

others,

its
subsidiaries,

associates,

joint

ventures,

key

management

personnel,

and

various

defined

benefit

and
contribution

plans.

Transactions

between

related

parties

include

rendering

or

receiving

of

services,

leases,
transfers

under

finance

arrangements

and

provisions

of

guarantees

or

collateral.

All

transactions

with

related
parties

took

place

at

conditions

customary

in

the

market.

There

are

no

significant

provisions

for

doubtful
debts

or

individually

significant

bad

debt

expenses

recognised

on

outstanding

bal

ances

with

related

parties.

22

Subsequent

events

There

are

no

subsequent

events

to

report.

23

Capital

management

ING

Group’s

CET1

ratio

increased

to

15.0%

in

Q2

2020

(EOY

2019:

14.6%),

mainly

due

to

capital

generation
and

decreased

RWA

from

various

relief

measures

and

management

actions

taken.
Policy

changes

due

to

the

Covid-19

pandemic
As

a

reaction

to

the

ongoing

global

pandemic,

the

following

relevant

regulators

have

introduced

a

number

of
changes

to

regulatory

capital

requirements

applica

ble

to

ING:

The

DNB

decreased

ING

Group’s

Systemic

Risk

Buffer

requirement

from

3.00%

to

2.50%.

Moreover,

various
competent

authorities

changed

or

removed

Countercyclical

Buffer

(CCyB)

requirements,

which

reduced

the
fully

loaded

CCyB

for

ING

from

24

basis

points

to

3

basis

points.

The

ECB

effectuated

Art

104(a)

CRDV

as

of

the

first

quarter

of

2020,

which

essentially

brings

forward

the
possibility

to

cover

Pillar

2

Requirements

with

a

mix

of

own

funds

instead

of

CET1

only.

Consequentially,

ING

Group’s

fully

loaded

Total

Capital

Maximum

Distributable

Amount

trigger

level
decreased

from

15.49%

to

14.78%.

This

also

reduced

the

fully

loaded

CET1

requirement,

which

decreased
from

11.99%

to

10.51%,

and

the

fully

loaded

Tier

1

requirement,

which

decreased

from

13.49%

to

12.34%.

ING

is

committed

to

maintaining

a

CET1

ratio

above

the

prevailing

fully

loaded

requirement

plus

a
comfortable

management

buffer.

The

ECB

provided

some

relief

on

RWA

increases

by

postponing

pending

TRIM

reviews

by

at

least

six

months.
The

DNB

further

announced

it

is

delaying

the

introduction

of

a

floor

for

mortgage

loan

risk

weighting.

The

Basel

Committee

on

Banking

Supervision

announced

the

postponement

of

the

implementation

date

of
Basel

IV

standards

by

one

year

to

the

beginning

of

2023.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
68

Following

the

CRR

amendments

due

to

Covid-19

(“CRR

quick

fix”

or

CRR

2.5),

ING

adopted

a)

an

extension

of
the

IFRS

9

transitional

arrangements

(EUR

0.2

billion

capital

increase),

b)

the

infrastructure

support

factor
(EUR

0.9

billion

RWA

relief)

and

c)

the

SME

support

factor

(EUR

2.0

billion

RWA

relief).
Dividend
In

March

2020,

ING

Group

announced

that

it

will

suspend

any

payment

of

dividends

following

an

industry
wide

recommendation

of

the

ECB.

The

ECB

subsequently

updated

their

recommendat

ion

at

the

end

of

July,
extending

the

timeframe

for

suspension

of

dividend

payments

until

1

January

2021.

Any

dividend

payment

by
ING

will

therefore

be

delayed

until

after

1

January

2021.
Ratings
The

ratings

from

S&P,

Moody’s

and

Fitch

remained

unchanged

in

the

first

half

of

the

year.

Fitch

changed

its
outlook

on

both

ING

Group

and

ING

Bank

to

‘Rating

Watch

Negative’

(RWN)

on

1

April

2020.

Standard

&
Poor's

changed

its

outlook

for

ING

Group

to

'Negative'

on

23

April

2020.
Main

credit

ratings

of

ING

at

30

June

2020
Standard

&

Poor’s
Moody’s Fitch
Rating Outlook Rating Outlook Rating Outlook
ING

Groep

N.V.
Long-term A- Negative Baa1 Stable A+ RWN*
ING

Bank

N.V.
Long-term A+ Stable Aa3 Stable AA- RWN*
Short-term A-1 P-1 F1+
*

Rating

Watch

Negative

ING’s

key

credit

ratings

and

outlook

are

shown

in

the

table

above.

Each

of

these

ratings

reflects

only

the

view
of

the

applicable

rating

agency

at

the

time

the

rating

was

issued,

and

any

explanation

of

the

significance

of

a
rating

may

be

obtained

only

fro

m

the

rating

agency.

A

security

rating

is

not

a

recommendation

to

buy,

sell

or

hold

securities

and

each

rating

should

be

evaluated
independently

of

other

ratings.

There

is

no

assurance

that

any

credit

rating

will

remain

in

effect

for

any

given
period

of

time

or

that

a

rating

will

not

be

lowered,

suspended

or

withdrawn

entirely

by

the

rating

agency

if,
in

the

rating

agency’s

judgment,

circumstances

so

warrant.

ING

accepts

no

responsibility

for

the

accuracy

or
reliability

of

the

ratings.

Contents
  |
Interim

report
  |
Condensed

consolidated

interim

financial

statements
|
Notes

to

the

Condensed

consolidated

interim

financial

statements
|
Segment

reporting

|
Additional

notes

to

the

Condensed

consolidated

interim

financial

statements

ING

Group

Interim

financial

report

on

form

6-K

for

the

period

ended

30

June

2020

-

Unaudited
69

SIGNATURES

Pursuant

to

the

requirements

of

the

Securities

Exchange

Act

of

1934,

the

registrant

has

duly

caused

this
report

to

be

signed

on

its

behalf

by

the

undersigned,

thereunto

duly

authorized.

ING

Groep

N.V.
(Registrant)

Date:

August

5,

2020

By:

/s/T.

Phutrakul
T.

Phutrakul
Chief

Financial

Officer